As confidentially submitted with the U.S. Securities and Exchange Commission on December 21, 2023.
This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Bowhead Holdings Inc.
(Exact name of registrant as specified in its charter)

Delaware	6331	87-1433334
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
1411 Broadway, Suite 3800
New York, NY 10018
(212) 970-0269
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

H. Matthew Crusey
General Counsel
Bowhead Holdings Inc.
1411 Broadway, Suite 3800
New York, NY 10018
(212) 970-0269
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Todd E. Freed Dwight S. Yoo Laura Kaufman Belkhayat	Marc D. Jaffe Erika L. Weinberg Gary D. Boss
Skadden, Arps, Slate, Meagher & Flom LLP	Latham & Watkins LLP
One Manhattan West	1271 Avenue of the Americas
New York, NY 10001	New York, NY 10020
(212) 735-3000	(212) 906-1200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement is declared effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY PROSPECTUS
Subject to completion, dated               , 2024
The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities nor a solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
          Shares
Bowhead Holdings Inc.
Common Stock
This is the initial public offering of shares of common stock of Bowhead Holdings Inc. We are offering          shares of our common stock.
Prior to this offering, there has been no public market for our common stock. We expect the initial public offering price of our common stock will be between $                   and $                   per share. We intend to apply to list our common stock on the                under the symbol “BI.”
We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012 and, as such, have elected to comply with certain reduced public company reporting requirements for this registration statement and may do so in future filings.
After the completion of this offering, Bowhead Insurance Holdings LP, an entity owned by our Pre-IPO Investors (as defined herein), will own approximately     % of our outstanding common stock (or     % if the underwriters exercise their option to purchase additional shares of common stock in full). As a result, we will be a “controlled company” within the meaning of the rules of          . See “Management—Controlled Company Status.”
Investing in our common stock involves risks. See “Risk Factors” beginning on page 17.
Neither the Securities and Exchange Commission nor any state securities commission or regulatory authority has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses	$	$
__________________
(1)See “Underwriting” for additional information regarding underwriting compensation.
We have granted the underwriters the right, for a period of 30 days from the date of this prospectus, to purchase up to                      additional shares of common stock from us at the initial public offering price less the underwriting discounts and commissions.
The underwriters expect to deliver the shares against payment in New York, New York, on or about                  , 2024.

J.P. Morgan	Morgan Stanley	Keefe, Bruyette & Woods A Stifel Company
The date of this prospectus is          , 2024.

Through and including the 25th day after the date of this prospectus, all dealers that effect transactions in these shares of common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligations to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. Neither we nor the underwriters have authorized anyone to provide you with different information. Neither we nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or any free writing prospectus, as the case may be, or any sale of shares of our common stock. Our business, results of operations and financial condition may have changed since such date.
For investors outside the United States: we are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.
i

ABOUT THIS PROSPECTUS
Industry and Market Data
In this prospectus, we present certain industry and market data. This information is based on third-party sources, data from our internal research and management estimates. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. Such data and management estimates, including any forecasts and projections, have not been verified by any independent source. While we believe this data is generally reliable, such information is inherently uncertain and imprecise. Such information, including assumptions and estimates of our and our industry’s future performance, is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Forward-Looking Statements.” These and other factors could cause results to differ materially from the assumptions, estimates and statements made by third parties and by us. You are cautioned not to place undue reliance on such industry and market data.
Trademarks and Service Marks
This prospectus contains references to a number of trademarks and service marks which are our registered trademarks or service marks, or trademarks or service marks for which we have pending applications or common law rights. Trade names, trademarks and service marks of other companies appearing in this prospectus are the property of their respective holders. Solely for convenience, the trademarks, service marks and trade names are referred to in this prospectus without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we or other owner thereof will not assert, to the fullest extent under applicable law, our or such owner’s rights to these trademarks, service marks and trade names. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, such other companies.
Non-GAAP Financial Measures
This prospectus contains certain financial measures that are not presented in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). Under U.S. securities laws, these measures are called “non-GAAP financial measures.” We use these non-GAAP financial measures when planning, monitoring and evaluating our performance. We believe these non-GAAP financial measures give our management and other users of our financial information useful insight into our underlying business performance.
We use the following non-GAAP financial measures throughout this prospectus as defined below:
•Underwriting income is defined as income before income taxes excluding the impact of net investment income, net realized investment gains, other insurance-related income, non-operating expenses, which include expenses payable by us in connection with this offering, and various strategic initiatives.
•Adjusted net income is defined as net income excluding the impact of net realized investment gains, non-operating expenses, which include expenses payable by us in connection with this offering, and various strategic initiatives.
•Adjusted return on equity is defined as adjusted net income as a percentage of average beginning and ending stockholders’ equity.
You should not rely on these non-GAAP financial measures as a substitute for any U.S. GAAP financial measure. While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered supplemental in nature and is not meant to be an alternative to our reported results prepared in accordance with U.S. GAAP. In addition, other companies, including companies in our industry, may calculate such measures differently, which reduces their usefulness as comparative measures. For a reconciliation of such measures to comparable U.S. GAAP financial measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures.”

Basis of Presentation and Glossary
We have a strategic partnership with AFMIC. We go to market leveraging AmFam’s legal entities, ratings and licenses through MGA Agreements with AmFam insurance company subsidiaries, AmFam Issuing Carriers, and the Quota Share Agreement. Through the MGA Agreements, BSUI has delegated binding authority and underwrites premiums on behalf of the AmFam Issuing Carriers. Through the Quota Share Agreement, AmFam cedes 100.0% of these premiums to BICI, our wholly-owned insurance company subsidiary, and receives a ceding fee on net premiums assumed. In essence, we originate business on the paper of AmFam and reinsure 100.0% of the insurance business we originate from AmFam to BICI. See “Prospectus Summary—Our Structure” for additional information. As used herein, unless the context otherwise requires:
•“our policies,” “our insurance contracts” and similar references refer to the policies that we write on AmFam paper that are 100.0% reinsured to BICI;
•“our policyholders” refer to holders of those policies; and
•“we insure” means the reinsurance risk we (through BICI) assume from the AmFam Issuing Carriers.
The following terms are used in this prospectus and have the following meanings unless otherwise noted or indicated by the context:
•“2024 Plan” refers to the Bowhead Holdings Inc. 2024 Omnibus Incentive Plan.
•“Admitted” refers to insurance issued by an insurer licensed to do business in the state in which the insured exposure is located. Admitted insurance companies are subject to various state laws that govern organization, capitalization, policy forms, rate approvals and claims handling.
•“ALAE” refers to allocated loss adjustment expense.
•“A.M. Best” refers to A.M. Best Company, Inc., a rating agency and publisher for the insurance industry.
•“AmFam” refers collectively to AMFIC and its subsidiaries.
•“AmFam Issuing Carriers” refers collectively to Homesite Insurance Company, Homesite Insurance Company of Florida and Midvale Indemnity Company.
•“AMFIC” refers to American Family Mutual Insurance Company S.I.
•“BICI” refers to Bowhead Insurance Company, Inc.
•“BIHL” refers to Bowhead Insurance Holdings LP.
•“BRATs” refers to Bowhead Risk Analysis Tools, our proprietary underwriting tools for the lines in which we write business.
•“BSUI” refers to Bowhead Specialty Underwriters, Inc.
•“BUSI” refers to Bowhead Underwriting Services, Inc.
•“Combined ratio,” expressed as a percentage, is the sum of loss ratio and expense ratio. A combined ratio under 100% indicates an underwriting profit. A combined ratio over 100.0% indicates an underwriting loss.
•“D&O” refers to Directors and Officers.
•“E&O” refers to Errors and Omissions.
•“EPL” refers to Employment Practices Liability.

•“Expense ratio,” expressed as a percentage, is the ratio of net acquisition costs and operating expenses to net earned premiums.
• “FI” refers to financial institutions.
•“Gallatin Point Capital” refers collectively to GPC Partners Investments (SPV III) LP and all funds managed by or controlled by GPC Partners Investments (SPV III) LP.
•“GL” refers to General Liability, written on either a primary or excess basis.
•“HCML” refers to Healthcare Management Liability.
•“IBNR” refers to reserves for incurred but not yet reported losses.
•“JOBS Act” refers to the Jumpstart Our Business Startups Act of 2012.
•“LAE” refers to loss adjustment expenses.
•“Loss ratio,” expressed as a percentage, is the ratio of net losses and loss adjustment expenses to net earned premiums.
•“MGA” refers to managing general agent, a business which has authority from an insurance company to underwrite risks, bind policies and settle claims on behalf of the insurance company.
•“MGA Agreements” refers to our Managing General Agency Agreements with AmFam insurance company subsidiaries, the AmFam Issuing Carriers.
•“Minority Owners” refers collectively to all partners of BIHL other than AMFIC and Gallatin Point Capital.
•“MMF” refers to Miscellaneous Medical Facilities.
•“MPL” refers to Miscellaneous Professional Liability.
•“NAIC” refers to the National Association of Insurance Commissioners.
•“Non-admitted” or excess and surplus (“E&S”) lines refers to policies generally not subject to regulations governing premium rates or policy language. We also consider insurance written on an admitted basis through either the New York Free Trade Zone or similar commercial deregulation exemptions available in certain jurisdictions, and as a result free of rate and form restrictions, to be E&S business.
•“P&C” refers to Property and Casualty.
•“PL/GL” refers to Professional and General Liability.
•“Pre-IPO Investors” refers collectively to (i) Gallatin Point Capital, which holds 68.3% of the Class A partnership interests in BIHL, (ii) AFMIC, which holds 29.3% of the Class A partnership interests in BIHL and (iii) the holders of the remaining Class A partnership interests in BIHL.
•“Quota Share Agreement” refers to our quota share reinsurance agreement with AFMIC, which has been effective since November 1, 2020.
•“Return on equity” is net income as a percentage of average beginning and ending stockholders’ equity.
•“SAP” refers to the Statutory Accounting Principles established by the NAIC.
•“Sarbanes-Oxley Act” refers to the Sarbanes-Oxley Act of 2002.
•“SEC” refers to the Securities and Exchange Commission.

•“U.S. GAAP” refers to the generally accepted accounting principles in the United States.
•“Wisconsin OCI” refers to the Office of the Commissioner of Insurance of Wisconsin.
v

A LETTER FROM OUR FOUNDER AND CHIEF EXECUTIVE OFFICER
The first thing people ask when I tell them about the organization we built is, “What’s a bowhead?”
Bowhead whales are the longest living mammals on earth. Able to live upwards of 200 years, most bowhead whales swimming today have been around for every hard and soft insurance market that any human can remember.
We are a little over three years into the creation of an underwriting organization that is being built for the long-term like our namesake.
We’ve assembled the best team of underwriters I’ve seen in my 40+ years of experience. We’ve crafted products that the market sorely needs. We’re investing in technology that will allow us to scale substantially from where we are today. We treat our coworkers and brokers with the utmost respect and care – these are investments that last decades.
Everything we do is focused on building a best-in-class organization to last forever. And yes, it has been suggested to me, that like the bowhead whale, some of our founding team have their fair share of grey-hair and are rather tenured in this industry. We embrace these comments and energetically leverage our decades of experience as we build Bowhead for the long term.
We founded Bowhead in the midst of the pandemic. We didn’t have a physical office for the first year of existence, in part because it wasn’t allowed by the health authorities! Starting as a remote-friendly organization taught us to be scrappy and allowed us to collaborate with the best minds in the industry, regardless of physical location. The Roman philosopher Seneca once said, “Luck is what happens when preparation meets opportunity.” In insurance, I hate to rely on luck. But as someone who has already founded two publicly traded companies in the specialty lines insurance space, I’ve been preparing for this opportunity for my whole life and have never seen a better time to bring this group of people together and build a best-in-class underwriting organization that will last generations.
I hope you enjoy reading this document and will join us as we take our company to the next level.
Regards,
/s/ Stephen

PROSPECTUS SUMMARY
This summary highlights selected information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.
All references to the “Company,” “Bowhead,” “we,” “our” and “us,” unless the context otherwise requires, are to Bowhead Holdings Inc., a Delaware corporation, and its consolidated subsidiaries and all references to the “Issuer” are only to Bowhead Holdings Inc.
Bowhead Holdings Inc.
Who We Are
We are a profitable and growing company providing specialty P&C insurance products. We were founded by industry veteran Stephen Sills and are led by a highly experienced and respected underwriting team with decades of individual, successful underwriting experience. We focus on providing “craft” solutions in our specialty lines and classes of business that we believe require deep underwriting and claims expertise in order to produce attractive financial results. We have initially focused on underwriting Casualty, Professional Liability and Healthcare risks where our management team has deep experience. Across our underwriting divisions, our policyholders vary in size, industry and complexity and require specialized, innovative and customized solutions where we individually underwrite and structure policies for each account. As a result, our products are primarily written on an E&S basis, where we have flexibility of rate and policy form. Our underwriting teams collaborate across our claims, actuarial and legal departments, ensuring they are aware of developments that could impact our business and using a consistent approach to our underwriting. We handle our claims in-house; our claims management teams, which align with our three underwriting divisions, have significant experience in the markets on which we focus and work closely with our underwriting and actuarial teams, keeping them informed of claims trends, providing feedback on emerging areas of loss experience and identifying and addressing key issues and adjusting loss reserves as appropriate. We distribute our products through carefully selected relationships with leading distribution partners in both the retail and wholesale markets. We pride ourselves on the quality and experience of our people, who are committed to exceeding our partners’ expectations through excellent service and expertise. Our collaborative culture spans all functions of our business and allows us to provide a consistent, positive experience for all of our partners. This consistency of experience, combined with our client-focused approach, has created a company with which our distribution partners want to work, supporting the continued growth of our platform.
Our principal objective is to create and sustain superior returns for our stockholders by generating consistent underwriting profits across our product lines and through all market cycles, while prudently managing capital. Since writing our first policy in November 2020, we have grown substantially, generating gross written premiums of $223.9 million for the year ended December 31, 2021, our first full underwriting year, and $356.9 million for the year ended December 31, 2022, a year-over-year increase of 59.4%. For the year ended December 31, 2022, we delivered a combined ratio of 94.6%, net income of $11.3 million and a return on equity of 13.1%. We believe that our current market opportunity, differentiated expertise, relationships, culture and leadership team position us well to continue to grow our business profitably.
BICI is domiciled and licensed as an admitted insurer in the state of Wisconsin. BSUI is a licensed business entity producer, domiciled as an insurance producer and an MGA in the state of Texas, and a licensed agency in all 50 states, Washington D.C. and Puerto Rico. BSUI does business as “Bowhead Specialty Insurance Services” in California, Illinois, Nevada, New York, Utah and Virginia. Through our relationship with AMFIC and its subsidiaries, we are able to write business on an admitted basis in all 50 states and Washington D.C. and on a non-admitted basis in all 50 states, Washington D.C. and Puerto Rico.
We founded our business in September 2020, recognizing a favorable pricing environment and a growing and unmet demand from brokers and policyholders for craft solutions and quality service in complex lines of business. We built a nimble, remote-friendly organization able to attract best-in-class talent that we source nationwide to service this demand, with over 190 employees across the country who are committed to operational excellence and superior service. We are backed by capital provided by Gallatin Point Capital and our strategic partner, AmFam, a mutual insurer with an         financial strength rating from A.M. Best and approximately          of policyholder surplus as of December 31, 2023. We originate business on the paper of AmFam and reinsure 100.0% of the insurance business we originate from AmFam to BICI, our wholly-owned insurance company subsidiary. Our partnership with AmFam has enabled us to grow quickly but prudently, deploying capital and adding employees when business and growth justified.
Our Business
We currently offer craft solutions to a wide variety of businesses across three underwriting divisions: Casualty, Professional Liability and Healthcare. The below chart reflects our gross written premiums by underwriting division and product for the year ended December 31, 2022:

FY2022 Gross Written Premiums: $356.9 million
Healthcare 17%
Professional Liability 30%
Casualty 54%
Managed Care 3%
MMF 2%
HCML 2%
Senior Care 4%
Hospitals 5%
Cyber <1%
Private D&O 3%
E&O 4%
Public D&O 11%
Financial Institutions 12%
Primary Practice 1%
Primary Other 2%
Primary Projects 7%
Excess Other 10%
Excess Practice 16%
Excess Projects 17%

Note: E&O includes Lawyers and MPL

We take a highly collaborative and customized approach to underwriting. Our fully integrated and accountable underwriting methodology brings the specialized industry knowledge, business acumen and strong distribution relationships that we believe are required to profitably underwrite the complex lines of business on which we focus. Our underwriting teams all have deep underwriting and industry experience in the lines of business we write. We aim to offer craft solutions to our clients in a timely and consistent manner. We underwrite, structure and price quotes on a case-by-case basis while maintaining disciplined risk parameters including strict policy limits. We have developed and constantly evaluate our risk framework with significant input from our actuarial, claims, legal and finance functions. Similarly, we frequently hold “roundtable” discussions, which are a key part of our underwriting process, and depending on the risk, can occur at multiple levels across the company, often involving functions outside of underwriting teams, including actuarial, claims, legal and finance. Roundtables allow our underwriters to leverage appropriate expertise across the organization; our culture of collaboration and accountability means that underwriting decisions are not made in isolation, allowing us to deliver consistent underwriting decisions with input from multiple perspectives.
Casualty: Our Casualty division provides tailored solutions on a primary and excess basis through a wholesale-only distribution channel and consists of a team of experienced underwriters with nationwide capabilities who excel at handling complex risks. We specialize in GL coverage for risks in the construction, distribution, heavy manufacturing, real estate and hospitality segments and also consider underwriting risks in a broader range of industries. Within these industries, we seek to identify specific segments that play to our strengths and in which we believe we can generate profitable growth. For example, within construction, a $2.2 trillion industry in the U.S. as of December 31, 2022 according to the Bureau of Economic Analysis, we seek to participate in large, complex and engineered construction projects.

Product	Description	Distribution
Excess Projects	•Offers excess coverage to large commercial general contractors or developers on single commercial, residential and infrastructure projects	•E&S products distributed by wholesale brokers
Excess Practice	•Offers annually renewable excess coverage for GL, Product Liability and Auto Liability to middle market contractors (typically from $100 million to $1 billion in revenue) nationally	•E&S products distributed by wholesale brokers
Excess Other	•Offers annually renewable first excess, or higher excess, coverage to real estate, hospitality, public entity or manufacturing companies	•Primarily E&S products distributed by wholesale brokers
Primary Projects	•Offers wrap-up GL coverage to large general contractors and developers on single commercial and residential projects	•E&S products distributed by wholesale brokers
Primary Practice	•Offers annually renewable GL coverage to middle market (under $100 million in revenue) general contractors and subcontractors	•E&S products distributed by wholesale brokers
Primary Other	•Offers GL coverage to middle market (under $200 million in revenue) commercial and industrial manufacturers and distributors	•E&S products distributed by wholesale brokers
Professional Liability: Our Professional Liability division provides underwriting solutions on both an admitted and E&S basis for standard and nonstandard risks and writes for a broad variety of entities, including publicly traded and privately held FIs as well as not-for-profit organizations. We distribute this business through retail and wholesale channels. The Professional Liability market, in general, is highly competitive; however, we believe that there are specific sub-markets, including in FI, private D&O and E&O, that have attractive growth and return potential. Additionally, we selectively pursue exposures in small and middle market public D&O where we believe pricing remains favorable and view Cyber and Technology E&O as a significant growth opportunity where we are developing primary capabilities to target smaller accounts that we believe are experiencing less rate pressure compared with larger accounts.

Product	Description	Distribution
FI
•Offers suite of management liability products including D&O, E&O, EPL, Fiduciary, Fidelity and related lines to asset and investment management companies, banks and lenders, insurance companies and emerging FI companies including specialty niches
•Also offers primary coverage for specific FI segments, including investment management, on a manuscript basis
•Primarily admitted products mostly distributed by retail agents
Public D&O	•Offers primary and excess coverage to public companies of all sized in a wide variety of sectors •Also offers Excess Fiduciary and EPL coverage	•Primarily admitted products mostly distributed by retail agents
Private D&O	•Offers D&O, EPL, Fiduciary and Crime coverage in a package policy with separate or shared limits to private and not-for-profit entities	•Primarily admitted products mostly distributed by retail agents
E&O (includes MPL and Lawyers)
•Offers Primary and Excess Miscellaneous E&O coverage to approximately 40 classes of businesses, including property managers, developers and construction management, associations, franchisors and consultants
•Also offers Excess Lawyers Professional Liability coverage to law firms up to 100 attorneys
•Primarily E&S products, mostly distributed by wholesale brokers
Cyber	•Offers Excess follow-form Cyber and Technology E&O Liability coverage to middle market and large corporate organizations	•E&S products mostly distributed by retail agents
Healthcare: Focusing exclusively on healthcare entities, our Healthcare division provides tailored solutions for nonstandard risks faced by healthcare organizations on both a primary and excess basis. We offer PL/GL, as well as Management Liability, across four major healthcare segments—hospitals, senior care providers, managed care organizations and miscellaneous medical facilities—through select retail and wholesale channels. Within Healthcare, we have seen rate increases for several years starting initially with Senior Care followed by Managed Care and more recently in the Hospitals segment. We believe these rate increases were the result of carriers restricting their underwriting appetite following increases in both the frequency and severity of claims caused both by inadequate pricing and outsized settlements and jury verdicts (sometimes referred to as “social inflation”). We aim to expand our Healthcare business meaningfully with sophisticated hospital buyers for which we believe we have differentiated underwriting expertise and claims handling capabilities, with large senior care facilities in a segment that continues to grow alongside population demographics, in the specialized Managed Care E&O marketplace where we believe we have limited competition and in other specialized markets within the healthcare sector where we anticipate profitable growth opportunities.

Product	Description	Distribution
Hospitals	•Offers excess Healthcare PL/GL coverage to hospitals on an insurance or facultative reinsurance basis	•E&S products distributed mostly by retail brokers
Senior Care
•Offers Healthcare PL/GL coverage to skilled care, assisted living, independent living and continuing care retirement community facilities
•Considers traditional structures as well as alternative solutions
•E&S products distributed by retail and wholesale brokers
Managed Care	•Offers Managed Care E&O coverage to various classes of managed care providers and payors	•E&S products distributed by retail and wholesale brokers
MMF	•Offers Healthcare PL/GL coverage to outpatient medical facilities •Considers traditional structures as well as alternative solutions	•E&S products mostly distributed by wholesale and retail brokers
HCML	•Offers primary and excess D&O, EPL, Fiduciary and Crime coverage to all classes listed above, including through a package policy with separate or shared limits	•Primarily admitted products distributed by retail and wholesale brokers
The below chart reflects our gross written premiums by product type and distribution channel for the year ended December 31, 2022:
Because our clients often require highly customized solutions not available in the admitted market, our business is primarily written on an E&S basis. This approach allows us to maximize our policy flexibility and meet our policyholders’ unique needs all while delivering the differentiated level of service and execution for which we have developed a reputation.
We see an opportunity to underwrite an attractive range of risks in a sustainable and profitable manner and seek to employ underwriters with the technical expertise to structure terms and conditions and prudently manage risks across such lines of business. We execute this approach through thoughtful and careful risk selection and limit deployment while seeking to optimize our results. We aim to take advantage of a market that continues to grow as businesses and risks continue to evolve. We believe that our remote-friendly platform enables us to scale our capabilities nimbly within lines of business that we feel align with our expertise, goals and risk appetite. We believe that this approach is a key differentiator in positioning us to grow profitably across market cycles in each of our core competencies.

We are able to deliver mutually beneficial and bespoke solutions thanks to the deep, long-standing wholesale and retail distribution relationships that our underwriters have established. We go to market under the Bowhead brand, leveraging the strong reputation that we have quickly established within the broker community. We distribute our products through a network of retail and wholesale broker organizations utilizing different channels and relationships across our three underwriting divisions. In Casualty, we focus on partnering with wholesale distributors, whereas in Professional Liability and Healthcare, we work with a combination of retail and wholesale partners. We source our broker relationships based on quality of business and reputation and alignment of long-term objectives. We strive to maintain a core group of brokers that consider us to be their “first call.” We take a deliberate approach to building our broker network and actively evaluate new and existing broker relationships based on the opportunities we see and choose to pursue in the market.
We handle our claims in-house, which we believe to be a key competitive differentiator. Aligning with our underwriting focus on specific product lines, our claims management teams are highly specialized to ensure that they can apply their expertise in handling claims to each market we serve. As part of our collaborative approach, our claims teams frequently participate in underwriting discussions, both internally and with our distribution partners and policyholders. We believe maintaining full control of the claims-handling process allows us to meet our rigorous quality standards and manage our losses and LAE effectively, and ultimately leads to more profitable underwriting.
We have a remote-friendly operating model with most employees working remotely supplemented by targeted, in-person collaboration. We formed our company during COVID-19 mandated lockdowns, which initially required us to be 100% remote. Our management team built our company’s operating platform and developed its culture from the beginning to function nimbly in a hybrid environment. This approach has enabled us to recruit talented employees nationwide without regard for Bowhead-specific office locations. We use frequent video calls to collaborate throughout the day and hold a weekly company-wide call to align on short- and long-term goals. We encourage employees near our New York City and Chicago offices to work in the office on Wednesdays and use off-site meetings and conferences to get broader groups of employees together in person throughout the year. We believe our hybrid operating model is a competitive advantage in terms of attracting talent and maintaining our collaborative culture. Unlike other insurance companies that are trying to bring employees back to the office or learning to operate in a hybrid environment, our remote-friendly operating model is an innate part of our culture and a meaningful contributor to our success.
Our nimble business model enables us to leverage technology, data and analytics efficiently throughout each stage of the underwriting process. Our modern, cloud-based technology platform enables us to leverage technology that we have created in-house and by using leading third-party solutions. We have developed proprietary underwriting tools, BRATs, for the lines in which we write business, and which are further supplemented with customized third-party data. Our technology investments focus on development and integration of data, while our technology tools allow us to understand the underlying risks for each line of business, enabling us to provide rapid feedback to brokers on structure and price.
We believe in the profitability of the business we write, and consequently look to retain as much of that premium as possible while maintaining strict risk limits. We strategically purchase reinsurance through pro rata and excess of loss reinsurance agreements on a treaty or facultative basis with a goal of protecting our capital and minimizing volatility in our earnings from severity events. We focus on a diversified panel of high-quality reinsurance partners. As of December 31, 2022, 100.0% of our reinsurance recoverables were derived from reinsurers with an “A” (Excellent) financial strength rating from A.M. Best, or better.
Our Competitive Strengths
We believe that our competitive strengths include:
Focus on targeted, specialty P&C market segments with profitable growth opportunities. We primarily operate in the $72.9 billion U.S. commercial E&S market (for the year ended December 31, 2022) that has grown 21.4% annually since 2018. We carefully selected specific segments of this market, only entering markets in which we can profitably grow by leveraging our significant underwriting expertise or by acquiring talent with proven track records of generating underwriting profits. Our target markets have experienced meaningful dislocations and have outperformed the broader U.S. commercial E&S market in loss ratio by six points annually on average over the same five-year period. We believe that we have positioned ourselves as a leader within our sectors and believe our specialized, innovative and customized underwriting approach combined with our strong broker relationships will provide us with an enduring competitive advantage.
Disciplined approach to underwriting led by highly experienced teams with specialized expertise. Our underwriting team is led by industry veterans, who have each served as senior insurance executives, with more than 17 decades of combined industry experience. They bring specialized industry knowledge, strong distribution relationships and long track records of profitably underwriting the lines of business in which we specialize. We underwrite each risk individually, within prudently managed risk limits, to meet the unique demands of our policyholders. We focus on delivering accurate pricing, speed of execution and consistency to our clients across market cycles.
Fully integrated and accountable underwriting value chain. We maintain strict control across our underwriting value chain that is managed in-house and fully integrated across origination, structuring, data and analytics, actuarial, claims and legal. These functional teams are not siloed, but rather work in close coordination with our underwriters in order to provide flexible solutions to our customers quickly and profitably. Our organization is singularly focused on underwriting results.
Deep, long-term distribution relationships based on expertise, service and mutual benefit. Our management team and underwriters have built meaningful long-term relationships with the leading distributors in their respective lines and classes of business. We are selective in choosing our distribution partners and look for those that have technical expertise in our chosen lines and a shared commitment to excellent service. Further, we seek out situations where we have the ability to write a significant portion of a distribution partner’s business. We provide our brokers timely responses and feedback to submissions and mobilize resources across the organization to get the right deals done. As a result, we consistently receive high-quality business from our broker network. We believe our existing broker relationships and our approach to maintaining these relationships are key components to our long-term growth and success.
Highly collaborative and execution-oriented culture that spans across all functions working toward a common goal of underwriting profitability. Across our company, we collaborate at all levels and operational functions. We frequently hold roundtable discussions whereby key members of our team provide insights and perspectives to allow us to assess emerging opportunities quickly and holistically, all while establishing a common culture of excellence. We leverage technology and our flat organizational structure to mobilize our resources across the organization to execute on opportunities promptly.
Nimble and efficient platform with hybrid operating model and modern technology. We built our operating platform using the latest available technology on a remote-friendly basis. We believe our current hybrid operating model provides us with a significant competitive advantage to attract and retain the best industry talent from across the country to our organization and to deploy them locally to meet our clients’ unique needs. Our cloud-based modern technology systems allow us to run day-to-day operations efficiently and integrate new tools seamlessly. We developed our pricing and analytics tools purposefully in-house and we strategically leverage third-party technology partnerships where we deem them to be more efficient. We have none of the typical legacy systems issues that impact many of our competitors.
Strong balance sheet with a conservative investment portfolio and no reserves from accident years prior to 2020. We believe our strong balance sheet is a key advantage that enables us to grow our business while delivering strong financial performance. We maintain a conservative investment portfolio concentrated in liquid and highly rated fixed income securities. We entered the market toward the end of 2020 when insurance rates were starting to increase following multiple years of rate inadequacy. Since then, we have continued to experience a favorable pricing environment, while many of our competitors are dealing with the potential for adverse developments. We have built a robust reserving process and regularly review our estimates in consultation with independent advisors to benchmark against industry experience.

Experienced and entrepreneurial leadership team. We have assembled what we believe is a best-in-class team of leaders from across the P&C insurance industry. Our team is comprised of highly experienced executives who have previously held leadership roles across underwriting, claims, actuarial, technology, legal and operations at leading insurance companies. We are led by our founder and Chief Executive Officer, Stephen Sills, who has over four decades of experience launching and leading businesses in the specialty P&C industry. Prior to Bowhead, Stephen founded two specialty insurance businesses that went public: Darwin Professional Underwriters Inc. (“Darwin”) and Executive Risk Inc. (“Executive Risk”). As the founder and Chief Executive Officer of those organizations, Stephen was responsible for achieving annualized stock price appreciation between their initial public offerings (“IPOs”) and sales to larger companies of 38.8% and 44.1%, respectively, as compared to 0.5% and 22.1% annualized returns of the S&P 500 during those same periods. Our Chief Underwriting Officer, David Newman, has over four decades of experience, including serving as Chief Underwriting Officer at Darwin, where he worked closely with Stephen Sills, and as the Chief Underwriting Officer at Allied World Assurance Company Holdings, Ltd (“Allied World”) in the North America and Global Markets division, following the acquisition of Darwin. Our leadership team, including Stephen, David and each of our three underwriting leads, has an average of more than 30 years of experience in their respective areas of expertise. In addition, our board of directors is comprised of accomplished industry practitioners who bring decades of invaluable experience from prior roles at insurance and financial services companies.
Our Strategy
We believe that our approach to our business will allow us to achieve our goals of both growing our business and generating attractive returns for our stockholders. Our strategy involves:
Attract and retain best-in-class talent across the business. Our long-term success as an organization relies on hiring and retaining the right people to help us grow our business profitably. We seek to hire talented professionals nationwide with strong industry experience and technical expertise across our organization to help drive underwriting performance and operational efficiencies. We believe that our hybrid operating model and entrepreneurial, collaborative, execution-driven and customer-first culture have made us a company of choice for the best talent in the industry.
Profitably grow our existing lines of business. We are focused on generating an underwriting profit while growing our existing book of business sustainably. In 2022, our second full year of operations, we generated a 61.1% loss ratio and 94.6% combined ratio, while achieving a 59.4% year-over-year growth in gross written premiums. Our business lines are highly specialized and require deep industry knowledge and strong execution capabilities. As a result, we believe we are able to generate underwriting profitability by identifying market dislocations early and executing on these opportunities quickly. As the demand for specialized insurance solutions continues to rise, we expect to continue capitalizing on the broader market opportunity and expanding our market share to generate strong underwriting results.
Opportunistically and strategically expand into new products and markets. We actively evaluate new lines of business for capital deployment based on our established capabilities in the specialty P&C market. We believe we can leverage our distribution relationships and expertise in Casualty, Professional Liability and Healthcare to expand into adjacent lines and classes that share a similar underwriting framework. We also believe there is an attractive opportunity in the small and micro commercial lines segment, where we can generate new and profitable growth opportunities by leveraging our existing expertise and distribution relationships. We constantly monitor the broader market to evaluate opportunities to expand organically where we believe there is a match between our broader capabilities and our perception of attractive underlying market conditions and needs.
Maintain our underwriting-first culture across market cycles. We strive to deliver consistent and strong underwriting results in all market cycles. We take a methodical approach to building our lines of business and our distribution network. We do not chase pricing trends; we aim to get ahead of them by identifying leading indicators at the micro level, forming our own view of risks and executing promptly when opportunities arise. We will only pursue lines of business that align with our expertise and expected underwriting profitability. We have developed tools and resources to enable quick and accurate decision-making and to monitor alignment between our underwriting framework and bottom-line results. We believe our continuous focus on underwriting excellence will allow us to generate profitable growth through all market cycles.
Leverage expertise, technology, data and analytics to drive underwriting performance. As we have established our platform, we have made significant investments in technology and will continue to do so to support our growth and operational efficiency. We leverage our BRATs to drive efficiency, accuracy and speed in our underwriting process. BRATs allow underwriters to streamline underwriting workflows and make pricing decisions that are based on a consistent view of risk informed by our own loss experience and broader industry level developments. We continue to introduce and integrate new tools into our internal system to allow our underwriters to process quotes more efficiently and perform day-to-day tasks in seamless coordination with other functions. Our goal as an organization is to build a technology stack that frees up our underwriters from performing highly repetitive, uniform tasks and allows them to apply judgment, creativity and critical thinking to form solutions that can be executed quickly. Our focus on developing technology, data and analytics to drive efficiency is central to our “underwriting-first” strategy.
Deliver attractive returns on capital to our stockholders. We intend to deliver attractive underwriting results, overall profitability and returns to our stockholders through underwriting expertise and disciplined risk management, supported by a conservative investment strategy, legacy free reserves and prudent approach to capital deployment. We aim to take advantage of our strong balance sheet to deploy capital prudently and profitably across market cycles. We believe that current market conditions present an attractive opportunity for growth and our underwriting-first approach will allow us to generate profitable and sustainable underwriting results over the long term.
Our Structure
We conduct our operations through BICI, an insurance company licensed and domiciled in the state of Wisconsin, BSUI, an MGA, and BUSI.
AMFIC, which owns approximately 29.3% of our Company, as of December 31, 2022, is also our strategic partner. We go to market leveraging AmFam’s legal entities, ratings and licenses through MGA Agreements with AmFam insurance company subsidiaries, Homesite Insurance Company, Homesite Insurance Company of Florida and Midvale Indemnity Company, and a Quota Share Agreement with AMFIC. Through the MGA Agreements, BSUI has delegated binding authority and underwrites premiums on behalf of the AmFam Issuing Carriers. Through the Quota Share Agreement, as of December 31, 2023, AmFam cedes        of this premium to BICI and receives a ceding fee of        on net premiums assumed. AmFam also participates in our outward reinsurance program having negotiated terms in the same manner as our other reinsurance partners. Through these agreements, we also provide underwriting and claims handling services from BSUI to the AmFam Issuing Carriers.
AmFam is the nation’s           largest P&C insurance group by premiums with an financial strength rating from A.M. Best, a financial size category        and policyholder surplus of approximately            as of December 31, 2023. AmFam also maintains an S&P rating of       and a Moody’s rating of       as of December 31, 2023.
Our partnership with AmFam has enabled us to grow quickly but prudently, deploying capital on an efficient basis and adding employees when business and growth justified. This approach has allowed Bowhead to add team members deliberately, helping to ensure that we maintain our collaborative culture.

Our organizational structure is set forth below:
Summary of Risk Factors
Investing in our common stock involves a high degree of risk. You should carefully consider all of the risks described in “Risk Factors” before deciding to invest in our common stock. If any of the risks actually occur, our business, results of operations, prospects and financial condition may be materially adversely affected. In such case, the trading price of our common stock may decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:
•our financial condition and results of operation could be materially adversely affected if we do not accurately assess our underwriting risk;
•competition for business in our industry is intense;
•inability to maintain our strategic relationship with AmFam would materially adversely affect our business;
•a decline in AmFam’s financial strength rating or financial size category may adversely affect our financial condition and results of operations;
•because our business depends on insurance retail agents, brokers and wholesalers, we are exposed to certain risks arising out of our reliance on these distribution channels that could adversely affect our results;
•we rely on a select group of brokers, and such relationships may not continue;
•we may be unable to continue purchasing third-party reinsurance in amounts we desire on commercially acceptable terms or on terms that adequately protect us, and this inability may materially adversely affect our business, financial condition and results of operations;

•our losses and loss expense reserves may be inadequate to cover our actual losses, which could have a material adverse effect on our financial condition, results of operations and cash flows;
•we rely on third-party data, and inaccuracies in such data could adversely impact our ability to estimate losses and manage risks;
•unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions, in our policies could have a material adverse effect on our financial condition and results of operations;
•our reinsurers may not reimburse us for claims on a timely basis, or at all, which may materially adversely affect our business, financial condition and results of operation;
•excessive risk taking could negatively affect our financial condition and business;
•adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity could result in the sale of fewer policies than expected or an increase in the frequency of claims and premium defaults, and even the falsification of claims, or a combination of these effects, which, in turn, could affect our growth and profitability;
•performance of our investment portfolio is subject to a variety of investment risks that may adversely affect our financial results;
•we are subject to extensive regulation, which may adversely affect our ability to achieve our business objectives. In addition, if we fail to comply with these regulations, we may be subject to penalties, including fines, suspensions, revoking licenses, orders to cease and desist operations and criminal prosecution, which may adversely affect our financial condition and results of operations;
•we could be adversely affected by the loss of one or more key personnel or by an inability to attract and retain qualified personnel;
•we could suffer security breaches, loss of data, cyberattacks and other information technology failures and are subject to laws and regulations concerning data privacy and security that are continually evolving;
•we may change our underwriting guidelines or our strategy without stockholder approval; and
•our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, in this prospectus, we (i) have presented only two years of audited financial statements and (ii) have not included a compensation discussion and analysis of our executive compensation programs. In addition, for so long as we are an emerging growth company, among other exemptions, we will:
•not be required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act;
•be permitted to present only two years of audited financial statements and only two years of related “Management’s Discussion and Analysis of Financial Condition and Results of Operations”;
•not be required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation; or

•not be required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency” and “say-on-golden parachutes.”
In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.
We will remain an “emerging growth company” until the earliest to occur of:
•the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more;
•the date on which we are deemed to be a large accelerated filer under the rules of the SEC, with at least $700.0 million of equity securities held by non-affiliates;
•the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and
•the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering.
Corporate Information
Bowhead Holdings Inc. was originally incorporated in Delaware on May 26, 2021. Our principal offices are located at 1411 Broadway, Suite 3800, New York, NY 10018. Our telephone number is (212) 970-0269. We maintain a website at www.bowheadspecialty.com. The reference to our website is intended to be an inactive textual reference only. The information contained on, or that can be accessed through, our website is not part of this prospectus.

The Offering

Issuer	Bowhead Holdings Inc.

Common stock offered by us	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Option to purchase additional shares of our common stock
We have granted the underwriters the option, for a period of 30 days from the date of this prospectus, to purchase up to           additional shares of our common stock from us at the initial public offering price less underwriting discounts and commissions.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares of common stock in full).

Use of proceeds
We estimate the net proceeds from the sale of shares by us in this offering will be approximately $          million (or approximately $          million if the underwriters exercise their option to purchase additional shares of common stock in full), based on an assumed initial public offering price of $          per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and thereby enable access to the public equity markets for us and our stockholders. We intend to use at least $          million of the net proceeds to us from this offering to make capital contributions to our insurance company subsidiary in order to grow our business and the remainder for general corporate purposes. See “Use of Proceeds.”

Dividend policy
We currently do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our common stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, legal, tax and regulatory limitations, contractual restrictions and other factors that our board of directors considers relevant. See “Dividend Policy.”

Controlled Company
After the completion of this offering, BIHL, an entity owned by our Pre-IPO Investors, will own approximately          % of our outstanding common stock (or          % if the underwriters exercise their option to purchase additional shares of common stock in full). As a result, we will be a “controlled company” within the meaning of the rules of          . See “Management—Controlled Company Status.”

Voting
Each share of our common stock entitles its holder to one vote on all matters to be voted on by stockholders generally.
In connection with the consummation of this offering, we will enter into a director nomination agreement (the “Director Nomination Agreement”) that will grant BIHL the right to nominate individuals to our board of directors provided certain ownership requirements are met. See “Certain Relationships and Related Party Transactions—Director Nomination Agreement.”

Registration Rights Agreement
In connection with the consummation of this offering, we intend to enter into a registration rights agreement (the “Registration Rights Agreement”) with BIHL, which will provide customary demand and piggyback registration rights. See “Description of Capital Stock.”

Risk factors	You should read the “Risk Factors” section beginning on page 17 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed trading symbol	“BI”

Directed share program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to     % of the shares offered by this prospectus, excluding the additional shares that the underwriters have a 30-day option to purchase, for sale to certain of our employees, certain of our directors and certain other parties. Shares purchased by our directors and officers will be subject to the 180-day lock-up restriction described in the section of this prospectus titled “Underwriting.” The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. See “Underwriting—Directed Share Program.”

The number of shares of common stock that will be outstanding immediately after this offering is based on     shares of our common stock outstanding as of December 31, 2023 and excludes:
•     shares of common stock reserved for future issuance under the 2024 Plan, which we expect will become effective once the registration statement of which this prospectus forms a part is declared effective.
Unless otherwise indicated, the information presented in this prospectus:
•assumes that the initial public offering price of the common stock will be $          per share (the midpoint of the estimated public offering price range set forth on the cover of this prospectus);
•the filing and effectiveness of our amended and restated certificate of incorporation in connection with the consummation of this offering and the adoption of our amended and restated bylaws in connection with the consummation of this offering; and
•assumes no exercise of the option granted to the underwriters to purchase additional shares of common stock.

Summary Consolidated Financial and Other Data
Set forth below is our summary consolidated financial and other data as of the dates and for the periods indicated. The summary consolidated statements of income data for the years ended December 31, 2023 and 2022, and the consolidated balance sheet data as of December 31, 2023 and 2022, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The results of operations for any period are not necessarily indicative of the results to be expected for any future period. You should read the following summary consolidated financial and other data below together with the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	Years Ended December 31,
	2023	2022
	($ in thousands)
Consolidated Statements of Income Data:
Revenues
Gross written premiums	$	$356,948
Ceded written premiums		(111,834)
Net written premiums		245,114
Net earned premiums		182,863
Net investment income		4,725
Net realized investment gains		—
Other insurance-related income		14
Total revenues		187,602

Expenses
Net losses and loss adjustment expenses		111,761
Net acquisition costs		15,194
Operating expenses		45,986
Non-operating expenses		—
Total expenses		172,941

Income before income taxes		14,661
Income tax expense		(3,405)
Net income	$	$11,256

Key Operating and Financial Metrics:
Underwriting income(1)	$	$9,922
Adjusted net income(1)		11,256
Loss ratio		61.1%
Expense ratio		33.5%
Combined ratio		94.6%
Return on equity		13.1%
Adjusted return on equity(1)		13.1%
__________________
(1)Non-GAAP financial measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Non-GAAP Financial Measures” for a reconciliation to the nearest U.S. GAAP financial measure.

	As of December 31,
	2023	2022
	($ in thousands)
Balance Sheet Data:
Total investments	$	$282,923
Cash and cash equivalents		64,659
Restricted cash and cash equivalents		15,992
Premium balances receivable		29,487
Reinsurance recoverable		63,531
Prepaid reinsurance premiums		74,541
Total assets		565,207
Reserve for losses and loss adjustment expenses		207,051
Unearned premiums		231,743
Reinsurance balances payable		23,687
Total liabilities		481,833
Total stockholders’ equity		83,374

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the following information about these risks, together with the other information contained in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition or results of operations may be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. See “Forward-Looking Statements.”
Risks Related to Our Business and Industry
Our financial condition and results of operations could be materially adversely affected if we do not accurately assess our underwriting risk.
Our underwriting success depends on our ability to accurately assess the risks associated with the business we write and retain. We rely on the experience of our underwriting staff in assessing those risks. If we misunderstand the nature or extent of the risks, we may fail to establish appropriate premium rates or terms and conditions which could adversely affect our financial results. In addition, our employees, including members of management and underwriters, make decisions and choices in the ordinary course of business that involve exposing us to risk.
Competition for business in our industry is intense.
We face competition from other specialty insurance companies, standard insurance companies, MGAs and in some instances, decisions by potential insureds to self-insure if premiums are too high. Competition in the insurance industry is based on many factors, including price of coverage, general reputation and perceived financial strength of the company, relationships with distribution partners, terms and conditions of products offered, ratings assigned by independent rating agencies, speed of claims payment and reputation and the experience and reputation of the members of our underwriting team in the particular lines of insurance we seek to underwrite. In recent years, the insurance industry has undergone some consolidation, which may further increase competition. The cost, capital and insurance synergies and combined underwriting leverage resulting from consolidation may mean a larger global insurer is able to compete more effectively and also may be more attractive than us to brokers and agents looking to place business. Larger insurers also may have lower operating costs and an ability to absorb greater risk while maintaining their financial strength ratings, thereby allowing them to price their products more competitively. If such competitive pressures reduce rates or negatively affect terms and conditions considerably, we may reduce our future underwriting activities in those lines thus resulting in reduced premiums and a potential reduction in expected earnings. Competitors may also have a longer operating history and more market recognition than we do in certain lines of business.
A number of new, proposed or potential industry or legislative developments could further increase competition in our industry. Additionally, the possibility of federal regulatory reform of the insurance industry could increase competition from standard carriers.
We may not be able to continue to compete successfully in the insurance markets. Increased competition in these markets could result in a change in the supply and demand for insurance and affect our ability to price our products at risk-adequate rates, retain existing business or underwrite new business on favorable terms. If increased competition limits our ability to transact business, our operating results could be adversely affected.
Inability to maintain our strategic relationship with AmFam would materially adversely affect our business.
Following this offering (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock), AFMIC will effectively own approximately a     % indirect interest in us through its ownership interest in BIHL. We go to market leveraging AmFam’s legal entities, ratings and licenses through our MGA Agreements with the AmFam Issuing Carriers and a Quota Share Agreement with AFMIC. Through our MGA Agreements, BSUI underwrites premiums on behalf of the AmFam Issuing Carriers. Through the Quota Share

Agreement, as of December 31, 2023, AmFam cedes          of this risk, along with the premiums to BICI and receives a ceding fee that is          on net premiums assumed. Separately, another AmFam subsidiary also negotiates reinsurance terms for its participation in our outward reinsurance program. Through our MGA Agreements, we also provide underwriting and claims handling services from BSUI to the AmFam Issuing Carriers. In essence, we originate business on the paper of AmFam and reinsure 100.0% of the insurance business we originate from AmFam to BICI. As a result, we rely on our strategic partnership with AmFam and any inability to maintain our strategic relationship with AmFam would materially adversely affect our business. These contractual arrangements may terminate or be terminated under certain circumstances and there can be no assurance that this strategic relationship will continue in the future, including on the same or similar terms, and if not, that we would be able to find a suitable replacement or another strategic partnership on favorable terms if at all.
A decline in AmFam’s financial strength rating or financial size category may adversely affect our financial condition and results of operations.
Participants in the insurance industry use ratings from independent ratings agencies, such as A.M. Best, as an important means of assessing the financial strength and quality of insurers. In setting its ratings, A.M. Best performs quantitative and qualitative analyses of a company’s balance sheet strength, operating performance and business profile. A.M. Best financial strength ratings range from “A++” (Superior) to “F” for insurance companies that have been publicly placed in liquidation.
We do not currently have a standalone A.M. Best rating for BICI. However, our strategic partner, AmFam and the AmFam Issuing Carriers, have an          financial strength rating and a          financial size category from A.M. Best as of December 31, 2023. A downgrade or withdrawal of AmFam’s financial strength rating or reduction in its financial size category could result in any of the following consequences, among others:
•causing current and future distribution partners and insureds to choose other competitors; or
•severely limiting or preventing the writing of new and renewal insurance contracts.
A.M. Best’s analysis includes comparisons to peers and industry standards as well as assessments of operating plans, philosophy and management. A.M. Best periodically reviews AmFam’s financial strength rating and may revise it upward or downward at its discretion based primarily on its analyses of AmFam’s balance sheet strength, operating performance and business profile.
In addition, in view of the earnings and capital pressures experienced by many financial institutions, including insurance companies, it is possible that rating organizations will heighten the level of scrutiny that they apply to such institutions, increase the frequency and scope of their credit reviews, request additional information from the companies that they rate, or increase the capital and other requirements employed in the rating organizations’ models for maintenance of certain ratings levels.
We anticipate that we will continue to leverage our strategic relationship with AmFam for lines of business that require an “A” financial strength rating from A.M. Best and any downgrade or withdrawal of AmFam’s rating could have a material adverse effect on our business. A.M. Best assigns ratings that are intended to provide an independent opinion of an insurance company’s ability to meet its obligations to policyholders and is not an evaluation directed to investors and is not a recommendation to buy, sell or hold stock or any other securities an insurance group may issue.
Because our business depends on insurance retail agents, brokers and wholesalers, we are exposed to certain risks arising out of our reliance on these distribution channels that could adversely affect our results.
Substantially all of our products are ultimately distributed through independent retail agents and brokers who have the principal relationships with policyholders. Retail agents and brokers generally own the “renewal rights,” and thus our business model depends on our relationships with, and the success of, the retail agents and brokers with whom we do business. Further, we also depend on the relationships our wholesalers maintain with the agents and brokers from whom they source their business.

Our relationship with our retail agents, brokers and wholesalers may be discontinued at any time, subject to the terms of the respective producer agreements and applicable regulatory requirements. Even if the relationships do continue, they may not be on terms that are profitable for us. For example, as insurance distribution firms continue to consolidate, their ability to influence commission rates may increase as may the concentration of business we have with a particular broker. Consolidation of distributors may also increase the likelihood that distributors will try to renegotiate the terms of existing selling agreements to terms less favorable to us. Further, certain premiums from policyholders, where the business is produced by brokers, are collected directly by the brokers and remitted to us. In certain jurisdictions, when the insured pays its policy premiums to its broker for payment on behalf of our insurance company subsidiary, the premiums may be considered to have been paid under applicable insurance laws and regulations. Accordingly, the insured would no longer be liable to us for those amounts, whether or not we have actually received the premium from that broker. Consequently, we assume a degree of credit risk associated with the brokers with which we work. Although the failure by any of our brokers to remit premiums to us has not been material to date, there may be instances where our brokers collect premiums but do not remit them to us and we may be required under applicable law to provide the coverage set forth in the policy despite the related premiums not being paid to us. Similarly, if we are limited in our ability to cancel policies for non-payment, our underwriting profits may decline and our financial condition and results of operations could be materially and adversely affected. Also, if insurance distribution firm consolidation continues at its current pace or increases in the future, our sales channels could be materially affected in a number of ways, including loss of market access or market share in certain geographic areas. Specifically, we could be negatively affected due to loss of talent as the people most knowledgeable about our products and with whom we have developed strong working relationships exit the business following an acquisition or increases in our commission costs as larger distributors acquire more negotiating leverage over fees. Any such disruption that materially affects our sales channel could have a negative impact on our financial condition and results of operations.
We periodically review the agencies, brokers and wholesalers with whom we do business to identify those that do not meet our profitability standards, are not aligned with our business objectives or do not comply with applicable laws and regulations. Following these periodic reviews, we may restrict such distributors’ access to certain types of products or terminate our relationship with them, subject to applicable contractual and regulatory requirements that limit our ability to terminate agents or require us to renew policies. Even through the utilization of these measures, we may not achieve the desired results.
Because we rely on these distributors as our sales channel and for some additional services that we receive from these distributors, any deterioration in the relationships with our distributors or failure to provide competitive compensation could lead our distributors to place more premium with other carriers and less premium with us. In addition, we could be adversely affected if the distributors with which we do business exceed their granted authority, fail to transfer collected premium to us, breach the obligations that they owe to us or fail to perform such additional services. Although we routinely monitor our distribution relationships, such actions could expose us to liability.
As the speed of digitization accelerates, we are subject to risks associated with both our distributors and their ability to keep pace. In an increasingly digital world, distributors who cannot provide a digital or technology-driven experience risk losing customers who demand such an experience, and such customers may choose to do business with more technology-driven distributors.
We rely on a select group of brokers, and such relationships may not continue.
We distribute the majority of our products through a select group of brokers. For the year ended December 31, 2023,     %, or $          million, of our gross written premiums were distributed through     of our approximately       brokers.
Our relationship with any of these brokers may be discontinued at any time, subject to the terms of the respective producer agreements and applicable regulatory requirements. Even if the relationships do continue, they may not be on terms that are profitable for us. Consolidation could impact relationships with, and fees paid to, some agents and brokers. If brokers merge with or acquire each other, there could be a resulting failure or inability of brokers to market our products successfully or the loss of a substantial portion of the business sourced by one or more of our key brokers. The termination of a relationship with one or more significant brokers could result in lower gross written premiums and could have a material adverse effect on our results of operations or business prospects.
We may be unable to continue purchasing third-party reinsurance in amounts we desire on commercially acceptable terms or on terms that adequately protect us, and this inability may materially adversely affect our business, financial condition and results of operations.
We strategically purchase reinsurance from third parties which enhances our business by protecting capital from severity events (either large single event losses or catastrophes) and reducing volatility in our earnings. Reinsurance involves transferring, or ceding, a portion of our risk exposure on policies that we write to another insurer, the reinsurer, in exchange for a cost. If we are unable to renew our expiring contracts, enter into new reinsurance arrangements on acceptable terms or expand our coverage, our loss exposure could increase, which would increase our potential losses related to loss events. If one of our reinsurers changes its strategic plan and is no longer actively writing new business on a going forward basis, it may become more difficult to obtain new reinsurance arrangements on favorable terms. If we are unwilling to bear an increase in loss exposure, we may need to reduce the level of our underwriting commitments, which could materially adversely affect our business, financial condition and results of operations.
There are situations in which reinsurers may exclude certain coverages from, or alter terms in, the reinsurance contracts we enter into with them. As a result, we, like other insurance companies, could write insurance policies which to some extent do not have the benefit of reinsurance protection. These gaps in reinsurance protection expose us to greater risk and greater potential losses.
We may also write risks that do not fall within the coverage provided by our reinsurance contracts, or we may purchase types of reinsurance that inadequately cover our risks, and in such an event, we may be exposed to greater risk and greater potential losses.
Our losses and loss expense reserves may be inadequate to cover our actual losses, which could have a material adverse effect on our financial condition, results of operations and cash flows.
Our success depends on our ability to assess the risks related to the businesses and people that we insure accurately. We establish losses and loss adjustment expense reserves for the best estimate of the ultimate payment of all claims that have been incurred, or could be incurred in the future, and the related costs of adjusting those claims, as of the date of our financial statements. Reserves do not represent an exact calculation of liability. Rather, reserves represent an estimate of what we expect the ultimate settlement and administration of claims will cost us based on information available at that time, and our ultimate liability may be greater or less than our estimate.
As part of the reserving process, we both review our historical data, which is limited given our short operating history, and industry data that is available to us from actuarial consultants and other publicly available sources, as well as consider the impact of such factors as:
•claims inflation, which is the sustained increase in cost of raw materials, labor, medical services and other components of claims cost;
•claims development patterns by line of business, as well as frequency and severity trends;
•pricing for our products;
•legislative activity;
•social and economic patterns; and
•litigation, judicial and regulatory trends.
These variables are affected by both internal and external events that could increase our exposure to losses, and we continually monitor our loss reserves using new information on reported claims and a variety of statistical techniques and modeling simulations. Most or all of these factors are not directly quantifiable, particularly on a prospective basis. It is possible that we may make underwriting decisions based on incorrect or incomplete information. If inadequate or inaccurate information is provided to us, we may misunderstand the nature or extent of the activities or facilities and the corresponding extent of the risks that we insure. Further, this process assumes that past experience, adjusted for the effects of current developments, anticipated trends and market conditions, is an appropriate basis for predicting future events. There is, however, no precise method for evaluating the impact of any specific factor on the adequacy of loss reserves and actual results may deviate, perhaps substantially, from our reserve estimates. For instance, the following uncertainties may have an impact on the adequacy of our reserves:
•When a claim is received, it may take considerable time to appreciate fully the extent of the covered loss suffered by the insured and, consequently, estimates of loss associated with specific claims can increase over time. Consequently, estimates of loss associated with specified claims can change as new information emerges, which could cause the reserves for the claim to become inadequate.
•New theories of liability are enforced retroactively from time to time by courts. See also “—Unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions, in our policies could have a material adverse effect on our financial condition and results of operations.”
•Volatility in the financial markets, economic events and other external factors may result in an increase in the number of claims and/or severity of the claims reported. In addition, elevated inflationary conditions, among other things, cause loss costs to increase. See also “—Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity could result in the sale of fewer policies than expected or an increase in frequency of claims and premium defaults, and even the falsification of claims, or a combination of these effects, which, in turn, could affect our growth and profitability.”
•If claims were to become more frequent, even if we had no liability for those claims, the cost of evaluating such potential claims could escalate beyond the amount of the loss adjustment expense reserves we have established. As we enter into new lines of business, or as a result of new theories of claims, we may encounter an increase in claims frequency and greater claims handling costs than we had anticipated.
If any of our reserves should prove to be inadequate, we will be required to increase our reserves resulting in a reduction in our net income and total stockholders’ equity in the period in which the deficiency is identified. Future loss experience substantially in excess of established reserves could also have a material adverse effect on our future earnings and liquidity.
Given the inherent uncertainty of risk assessment and underwriting tools and algorithms, the usefulness of such tools to evaluate risk is subject to a high degree of uncertainty that could result in actual losses that are materially different than our estimates. A deviation from our loss estimates may adversely impact, perhaps significantly, our financial results.
Our approach to risk management relies on subjective variables that entail significant uncertainties. In addition, we rely on historical data and scenarios in managing risks in our investment portfolio. The estimates, tools, data and algorithms that we use to estimate losses and manage risks may not produce accurate predictions and consequently, we could incur losses both in the risks we underwrite and to the value of our investment portfolio.
We use proprietary underwriting tools, which we refer to as BRATs, for the lines in which we write business, which are further supplemented with customized third-party data. Our key business leaders leverage their respective BRATs to evaluate submissions and, over time, have built line of business-specific capabilities, capturing exposures and drivers of the losses that are relevant to each submission. Each of our three underwriting divisions has its own unique set of BRATs. Each BRAT stores data in our core operating system for each submission, regardless of whether we ultimately write the account. The Professional Liability BRAT data is supplemented by third-party vendor data integrated directly into its algorithms. We use these BRATs across departments during our underwriting process to evaluate each risk. However, given the inherent uncertainty of underwriting tools and algorithms and the application of such techniques, these tools, algorithms and databases may not accurately address a variety of matters which may impact certain of our coverages.

Small changes in assumptions, which depend heavily on our judgment and foresight, can have a significant impact on the outputs of BRATs and other tools we use. These assumptions address a number of factors that impact loss potential; and these factors vary considerably across lines of business and specific BRATs. Examples include, but are not limited to: business class, industry classifications or areas of practice or operations; company financial condition; stock price volatility; insured investment strategies; company policies and procedures; distribution and volatility of expected claim amounts; future trends in claim severity and frequency; expected development of historical paid and reported claims; and regulatory and judicial environment associated with insured location or venue. Furthermore, there are risks which are either poorly represented or not represented at all by our BRATs or other tools and algorithms. These uncertainties can include, but are not limited to, the following:
•the tools do not address all the possible hazard characteristics;
•the tools may not accurately represent loss potential to insurance or reinsurance contract coverage limits, terms and conditions; and
•the tools may not accurately reflect economic, financial, judicial, political, or regulatory impact on insurance claim payments.
The outputs from the BRATs and other tools we use, together with other qualitative and quantitative assessments, are used in our underwriting process to evaluate risk. Our methodology for estimating losses may differ from methods used by other companies and external parties given the various assumptions and judgments required.
As a result of these factors and contingencies, our reliance on assumptions, tools and data we use is subject to a high degree of uncertainty that could result in actual losses that are materially different from our estimates and our financial results could be adversely affected.
We rely on third-party data, and inaccuracies in such data could adversely impact our ability to estimate losses and manage risks.
Due to our limited operating history, we have generated limited amounts of our own data and instead must rely on data from third parties. We use data from third parties in our BRATs and other underwriting tools as part of our underwriting process to evaluate risks and estimate losses. We rely on these third parties to ensure that the data they provide is accurate. Inaccurate data could affect our ability to effectively estimate losses, resulting in actual losses that are materially different from our estimates, which could have an adverse impact on our business, financial condition and results of operations.
Unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions, in our policies could have a material adverse effect on our financial condition and results of operations.
Loss limitations or exclusions in our policies may not be enforceable in the manner we intend. Changes in legal, judicial, social and other external conditions beyond our control can cause unexpected and unintended issues related to claims and coverage. For example, there may be policy provisions for which no judicial precedent interpreting the policy language exists. For matters of first impression, judicial interpretations can vary widely depending on jurisdictional and judicial factors, and often take several years to work through subsequent appellate channels to reach final judgment on the interpretation of such language. Additionally, it is possible that legislative or regulatory bodies may target a specific exclusion or limitation of coverage rendering the provision unenforceable or to be interpreted in a manner inconsistent with the intent of the insurer. In addition, court decisions could read policy exclusions narrowly so as to expand coverage, thereby requiring insurers to create and write new exclusions. For example, a January 2022 ruling from a court in New Jersey, which was upheld by the appellate court, denied the applicability of war exclusions with respect to nation-state-led cyber attacks and permitted a large global healthcare company to recover under certain of its insurance policies for a ransomware attack. Such actions could result in higher than anticipated losses and loss adjustment expenses, which could have a material adverse effect on our financial condition and results of operations.
These issues may adversely affect our business by either broadening coverage beyond our underwriting intent or by increasing the frequency or severity of claims. In some instances, these changes may not become apparent until some time after we have issued insurance contracts that are affected by the changes. As a result, the full extent of liability under our insurance contracts may not be known for many years after a contract is issued.
Outward reinsurance is a key part of our strategy, subjecting us to the credit risk of our reinsurers and may not be available, affordable or adequate to protect against losses.
Outward reinsurance is a key part of our strategy, and our outward reinsurance protection may not be sufficient for all eventualities, which could expose us to greater risk and greater potential loss, which could in turn have a material adverse effect on our business, financial condition, results of operations and prospects. In particular, if a number of large losses occur in any one year, there is a chance that we could exhaust our outward reinsurance. In this event, it is not certain that further reinsurance coverage would be available on acceptable terms, or at all, for the remainder of that year or for future years which could materially increase the risks and losses we retain.
Collectability of reinsurance depends on the solvency of reinsurers and their willingness to make payments under the terms of reinsurance agreements. In particular, we can be exposed to non-coterminous wording risk under such agreements, including interpretations by our reinsurers that they may withhold payment for losses. As such, the terms and conditions of the reinsurance purchased by us may not provide precise coverage for the losses we incur on the underlying insurance or reinsurance which we have sold. While all of our reinsurers are currently are highly rated, their ratings could be downgraded in the future. Finally, a material deterioration in the capital levels of our reinsurance counterparties may reduce the amount of statutory capital relief provided by our reinsurance arrangements, which could result in our failure to meet our own statutory capital requirements. A reinsurer’s insolvency or inability or unwillingness to make payments under the terms of a reinsurance arrangement could have a material adverse effect on our business, financial condition, results of operations and prospects.
Our reinsurers may not reimburse us for claims on a timely basis, or at all, which may materially adversely affect our business, financial condition and results of operations.
The reinsurance contracts into which we enter to help manage our risks require us to pay premiums to the reinsurance carriers who will in turn reimburse us for a portion of covered policy claims. In many cases, a reinsurer will be called upon to reimburse us for policy claims many years after we paid insurance premiums to the insurer. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred or ceded to the reinsurer, it does not relieve us (the ceding insurer) of our primary liability to our policyholders. Our current reinsurance program is designed to limit our financial risk. However, our reinsurers may not pay claims we incur on a timely basis, or they may not pay some or all of these claims. For example, reinsurers may default in their financial obligations to us as the result of insolvency, lack of liquidity, operational failure, political and/or regulatory prohibitions, fraud, asserted defenses based on agreement wordings or the principle of utmost good faith, asserted deficiencies in the documentation of agreements, or other reasons. In addition, if reinsurers consolidate, such reinsurers’ willingness to pay claims in the same timely manner as prior to such consolidation may change. Any disputes with reinsurers regarding coverage under reinsurance contracts could be time consuming, costly and uncertain of success. These risks could cause us to incur increased net losses, and, therefore, adversely affect our financial condition. As of December 31, 2023, we had $     million of aggregate reinsurance recoverables; 100% of these reinsurance recoverables were derived from reinsurers currently with an “A” (Excellent) financial strength rating from A.M. Best, or better.
We may act based on inaccurate or incomplete information regarding the accounts we underwrite.
We rely on information provided by insureds or their representatives when underwriting insurance policies. While we may make inquiries to validate or supplement the information provided, we may make underwriting decisions based on incorrect or incomplete information. It is possible that we will misunderstand the nature or extent of the activities or facilities and the corresponding extent of the risks that we insure because of our reliance on inadequate or inaccurate information.

Our failure to accurately and timely pay claims could materially and adversely affect our business, financial condition, results of operations and prospects.
We must accurately and timely evaluate and pay claims that are made under our policies. Many factors affect our ability to pay claims accurately and timely, including the training and experience of our claims representatives, the effectiveness of our management, and our ability to develop or select and implement appropriate procedures and systems to support our claims functions and other factors. Our failure to pay claims accurately and timely could lead to regulatory and administrative actions or material litigation, including bad faith claims, undermine our reputation in the marketplace and materially and adversely affect our business, financial condition, results of operations and prospects.
Excessive risk taking could negatively affect our financial condition and business.
As an insurance enterprise, we are in the business of binding certain risks. The employees who conduct our business, including executive officers and other members of management, underwriters and other employees, do so in part by making decisions and choices that involve exposing us to risk. These include decisions, such as setting underwriting guidelines and standards, product design and pricing, determining which business opportunities to pursue and other decisions. We endeavor, in the design and implementation of our compensation programs and practices, to avoid giving our employees incentives to take excessive risks. Employees may, however, take such risks regardless of the structure of our compensation programs and practices. Similarly, although we employ controls and procedures designed to monitor employees’ business decisions and prevent them from taking excessive risks, these controls and procedures may not be effective. If our employees take excessive risks, the impact of those risks could have a material adverse effect on our financial condition, results of operations and business.
In addition, while we generally do not delegate underwriting and binding authority, we do distribute an insurance product through a program administrator in connection with a risk purchasing group to whom we have issued a master policy. See “Business—Marketing and Distribution” for additional information. While this program administrator is contractually obligated to follow our underwriting guidelines, it can issue individual certificates of insurance to policyholders without receiving our approval for each individual risk. If this program administrator takes excessive risks and fails to comply with our underwriting guidelines and the terms of its appointment, we could be bound on a particular risk or number of risks that were not anticipated when we developed the insurance product or estimated our potential losses and loss adjustment expenses. Such actions and excessive risk taking by the program administrator could adversely affect our results of operations.
If actual renewals of our existing contracts do not meet expectations, our gross written premiums in future years and our future results of operations could be materially adversely affected.
In our financial forecasting process, we make assumptions about the rates of renewal of our existing contracts. The insurance and reinsurance industries have historically been cyclical businesses with intense competition, often based on price. If actual renewals do not meet expectations or if we choose not to write renewals because of pricing conditions or terms, our gross written premiums in future years and our future operations could be materially adversely affected.
Cyber threats are an evolving risk area affecting not only the specific cyber insurance market but also the liability coverage we provide which may adversely affect us.
We have introduced processes to manage our potential liabilities as a result of specific cyber coverage and other coverage we provide to our policyholders. However, given that cyber is an area where the threat landscape is uncertain and continuing to evolve, there is a risk that increases in the frequency and effectiveness of cyberattacks on our policyholders could adversely affect (possibly to a material extent) our business, financial condition, results of operations and prospects. This risk also depends on the measures the individual policyholders use to protect themselves to keep pace with the emerging threat, as well as the development and issuance of policy terms and conditions which are reactive to the evolving threat landscape.

Changes in accounting practices and future pronouncements may materially affect our reported financial results and business.
Various authoritative accounting or regulatory entities, including the Financial Accounting Standards Board (“FASB”) and the SEC may amend, expand and/or eliminate the financial accounting or reporting standards that govern the preparation of our consolidated financial statements or could reverse their previous interpretations or positions on how various financial accounting and/or reporting standards should be applied. Various FASB and SEC proposals are pending and such proposals are subject to change. Developments in accounting practices may require us to incur considerable additional expenses to comply, particularly if we are required to prepare information relating to prior periods for comparative purposes or to apply the new requirements retroactively. The impact of changes in current accounting practices and future pronouncements cannot be predicted but may affect the calculation of net income, total stockholders’ equity and other relevant financial statement line items.
BICI is required to comply with SAP. SAP and various components of SAP are subject to constant review by the NAIC and its task forces and committees, as well as state insurance departments, in an effort to address emerging issues and otherwise improve financial reporting. Various proposals are pending before committees and task forces of the NAIC, some of which, if enacted and adopted on a state level, could have negative effects on insurance industry participants. The NAIC continuously examines existing laws and regulations. We cannot predict whether or in what form such reforms will be enacted and, if so, whether the enacted reforms will positively or negatively affect us.
In addition, the NAIC Accounting Practices and Procedures manual provides that state insurance departments may permit insurance companies domiciled therein to depart from SAP by granting them permitted accounting practices. We cannot predict whether or when the insurance departments of the states of domicile of our competitors may permit them to utilize advantageous accounting practices that depart from SAP, the use of which is not permitted by the Wisconsin OCI, the insurance regulator of the state of domicile of BICI. We can give no assurance that future changes to SAP or components of SAP or the grant of permitted accounting practices to its competitors will not have a negative impact on us.
We may not be able to effectively start up or integrate new product opportunities.
Our ability to grow our business depends, in part, on our development, implementation or acquisition of new insurance products that are profitable and fit within our risk appetite and business model. New product launches, as well as resources to integrate business acquisitions, are subject to many obstacles, including ensuring we have sufficient business and systems processes, determining appropriate pricing, obtaining reinsurance, assessing opportunity costs and regulatory burdens and planning for internal infrastructure needs. If we cannot accurately assess and overcome these obstacles or we improperly implement new insurance products, our ability to grow profitably will be impaired.
Adverse economic factors, including recession, inflation, periods of high unemployment or lower economic activity could result in the sale of fewer policies than expected or an increase in the frequency of claims and premium defaults, and even the falsification of claims, or a combination of these effects, which, in turn, could affect our growth and profitability.
Factors, such as business revenue, economic conditions, the volatility and strength of the capital markets and inflation can affect the business and economic environment. These same factors affect our ability to generate revenue and profits. In an economic downturn that is characterized by higher unemployment, declining spending and reduced corporate revenue, the demand for insurance products is generally adversely affected, which directly affects our premium levels and profitability. Negative economic factors may also affect our ability to receive the appropriate rate for the risk we insure with our policyholders and may adversely affect the number of policies we can write, and our opportunities to underwrite profitable business. In an economic downturn, our customers may have less need for insurance coverage, cancel existing insurance policies, modify their coverage or not renew the policies they hold with us. Existing policyholders may exaggerate or even falsify claims to obtain higher claims payments. In addition, if certain segments of the economy, such as the construction segments, were to significantly change, it could adversely affect our results. These outcomes would reduce our underwriting profit to the extent these factors are not reflected in the rates we charge.
The insurance business is historically cyclical in nature, which may affect our financial performance and cause our operating results to vary from quarter to quarter and may not be indicative of future performance.
Historically, insurance carriers have experienced significant fluctuations in operating results due to competition, frequency and severity of catastrophic events, levels of capacity, adverse litigation trends, regulatory constraints, general economic conditions and other factors. The supply of insurance is related to prevailing prices, the level of insured losses and the level of capital available to the industry that, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance industry. As a result, the insurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity (soft market cycle) as well as periods when shortages of capacity increased premium levels (hard market cycle). Demand for insurance depends on numerous factors, including the frequency and severity of catastrophic events, levels of capacity, the introduction of new capital providers and general economic conditions. All of these factors fluctuate and may contribute to price declines generally in the insurance industry.
Although an individual insurance company’s financial performance depends on its own specific business characteristics, the profitability of most P&C insurance companies tends to follow this cyclical market pattern with higher gross written premium growth and improved profitability during hard market cycles. Further, this cyclical market pattern can be more pronounced in the E&S market than in the standard insurance market. When the standard insurance market hardens, the E&S market typically hardens, and growth in the E&S market can be significantly more rapid than growth in the standard insurance market. Similarly, when conditions begin to soften, many customers that were previously driven into the E&S market may return to the admitted market, exacerbating the effects of rate decreases on our financial results. We cannot predict the timing or duration of changes in the market cycle because the cyclicality is due in large part to the actions of our competitors and general economic factors. As a result, our operating results are subject to fluctuation due to a number of factors, including the general economic conditions in the markets where we operate, the frequency of occurrence or severity of catastrophe or other insured events, fluctuating interest rates, claims exceeding our loss reserves, competition in our industry, deviations from expected premium retention rates of our existing policies and contracts, adverse investment performance and the cost of reinsurance coverage.
Performance of our investment portfolio is subject to a variety of investment risks that may adversely affect our financial results.
Our results of operations depend, in part, on the performance of our investment portfolio. We seek to maintain a diversified portfolio of fixed income investments that is managed by a third-party investment management firm, New England Asset Management Inc. (“NEAM”), which is a wholly-owned subsidiary of Berkshire Hathaway Inc., in accordance with our investment policy and strategy that is reviewed and approved by our board of directors on a regular basis. However, our investments are subject to general economic conditions, volatility and market risks as well as risks inherent to specific securities. Our primary market risk exposures are to changes in interest rates and credit spreads. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures about Market Risk.”
Our investment portfolio consists almost entirely of cash, cash equivalents and investment-grade fixed-income securities. Interest rates have increased significantly during 2022 and 2023. Should the recent rate increases cease or decline, including as a result of steps taken by the federal government to slow inflation, such as the passage of the Inflation Reduction Act of 2022, a low interest rate environment would place pressure on our net investment income, particularly as it relates to these securities and short-term investments, which, in turn, may adversely affect our results of operations. Recent and future increases in interest rates could cause the values of our fixed income securities portfolios to decline, with the magnitude of the decline depending on the duration of securities included in our portfolio and the amount by which interest rates increase. Some fixed income securities have call or prepayment options, which create possible reinvestment risk in declining rate environments. Other fixed income securities, such as mortgage-backed and asset-backed securities, carry prepayment risk, or, in a rising interest rate environment, may not prepay as quickly as expected.

All of our fixed maturity securities are subject to credit risk. Credit risk is the risk that certain investments may default or become impaired due to deterioration in the financial condition of one or more issuers of the securities we hold, or due to deterioration in the financial condition of an insurer that guarantees an issuer’s payments on such investments. Downgrades in the credit ratings of fixed maturity securities (where rated) could also have a significant negative effect on the market valuation of such securities.
The above market and credit risks could reduce our net investment income and result in realized investment losses. Our investment portfolio is subject to increased valuation uncertainties when investment markets are illiquid. The valuation of investments is more subjective when markets are illiquid, thereby increasing the risk that the estimated fair value (i.e., the carrying amount) of the securities we hold in our portfolio do not reflect prices at which actual transactions would occur.
Risks for all types of securities are managed through the application of our investment policy, which establishes investment parameters that include, but are not limited to, allocation of investment in certain types of securities, duration targets and minimum levels of credit quality, which we believe are within applicable guidelines established by the NAIC and comply with Wisconsin insurance laws and regulations governing investments.
Although we seek to preserve our capital, we cannot be certain that our investment objectives will be achieved, and results may vary substantially over time. In addition, although we seek to employ investment strategies that are not correlated with our insurance and reinsurance exposures, losses in our investment portfolio may occur at the same time as underwriting losses and, therefore, exacerbate the adverse effect of the losses on us.
Pandemics, geopolitical and social events, severe weather conditions, including the effects of climate change and catastrophes, as well as man-made event events may adversely affect our business, results of operations and financial condition.
Our business is exposed to the risk of pandemics, outbreaks, public health crises and geopolitical and social events, including cyber warfare, and their related effects. Notwithstanding policy terms and conditions intended to preclude certain coverage for virus-related claims, court decisions and governmental actions may challenge the validity of any exclusions or our interpretation of how such terms and conditions operate. Courts have already challenged the applicability of war exclusions with respect to nation-state-led cyber attacks. If pandemics, outbreaks or geopolitical and other events occur or re-occur, our business, financial condition, results of operations and cash flows may be materially adversely affected.
In addition, although we do not currently write property insurance, our insureds are exposed to the risk of severe weather conditions, earthquakes and man-made catastrophes. Catastrophes can be caused by various events, including natural events such as severe winter weather, tornadoes, windstorms, earthquakes, hailstorms, severe thunderstorms and fires, or man-made events such as explosions, war, terrorist attacks and riots. Over the past several years, changing weather patterns and climatic conditions, such as global warming, have added to the unpredictability and frequency of natural disasters in certain parts of the world, including the markets in which we operate. Climate change may increase the frequency and severity of extreme weather events. This effect has led to conditions in the ocean and atmosphere, including warmer-than-average sea-surface temperatures and low wind shear that increase hurricane activity. The occurrence of a natural disaster could materially adversely affect our business, financial condition and results of operations. Additionally, any increased frequency and severity of such weather events, including hurricanes, may have unanticipated impacts on our insureds and therefore could have a material adverse effect on our ability to predict, quantify, reinsure and manage risk and may materially increase our losses resulting from such events.

Risks Related to Laws and Regulation
We are subject to extensive regulation, which may adversely affect our ability to achieve our business objectives. In addition, if we fail to comply with these regulations, we may be subject to penalties, including fines, suspensions, revoking licenses, orders to cease and desist operations and criminal prosecution, which may adversely affect our financial condition and results of operations.
Regulatory authorities in the states or countries in which our operating subsidiaries conduct business may require individual or company licensing to act as producers, brokers, agents, third-party administrators, managing general agents, reinsurance intermediaries, or adjusters. Insurance is required to be written through licensed agents and brokers. Under the laws of most states in the United States, regulatory authorities have relatively broad discretion with respect to granting, renewing and revoking producers’, brokers’ and agents’ licenses to transact business in such state. The operating terms may vary according to the licensing requirements of the particular state, which may require that a firm operate in the state through a local corporation. Our subsidiaries must comply with laws and regulations of the jurisdictions in which they do business. In states in which we operate on a non-admitted basis, surplus lines brokers generally are required to certify that a certain number of licensed admitted insurers had been offered and declined to write a particular risk prior to placing that risk with us or that the coverage is otherwise unavailable from an admitted carrier.
Our insurance company subsidiary, BICI, is subject to extensive regulation in Wisconsin, its state of domicile, and to a lesser degree, any other states in which it may operate. Most insurance regulations are designed to protect the interests of insurance policyholders, as opposed to the interests of investors or stockholders. These regulations generally are administered by a department of insurance in each state and relate to, among other things, capital and surplus requirements, investment and underwriting limitations, affiliate transactions, dividend limitations, changes in control, solvency and a variety of other financial and non-financial aspects of our business. Significant changes in these laws and regulations, or how insurance departments interpret and enforce such laws and regulations, could further limit our discretion or make it more expensive to conduct our business. State insurance regulators also conduct periodic examinations of the affairs of insurance and reinsurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may impose timing and expense constraints that could adversely affect our ability to achieve some or all of our business objectives.
We are subject to the insurance holding company laws of Wisconsin, which require BICI to register with the Wisconsin OCI and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of BICI. These statutes also provide that all transactions among members of a holding company system must be fair and reasonable and, if material or of specified types, such transactions require prior notice and approval or non-disapproval by the Wisconsin OCI. These prior notification and approval requirements may result in business delays and additional business expenses. If we fail to comply with such requirements or fail to comply with other applicable insurance regulations in Wisconsin, we may be subject to fines and penalties imposed by the Wisconsin OCI.
In addition, individual states may impose different requirements on an insurance company’s ability to cancel a policy which may extend the period during which we are exposed to risk for a policy or individual states may have differing interpretations of contractual language or require specific wordings which may also expose us to additional risk. Individual states may also prohibit certain types of insurance which could limit the lines of business we may be able to write and adversely affect our ability to achieve some or all of our business objectives.
State insurance regulators also have broad discretion to suspend, deny or revoke licenses for various reasons, including the violation of regulations. In some instances, where there is uncertainty as to applicability, we follow practices based on our interpretations of regulations or practices that we believe generally to be followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, state insurance regulators could preclude or temporarily suspend us from carrying on some or all of our activities in their state or could otherwise penalize us. This could adversely affect our ability to operate our business. Further, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could interfere with our operations and require us to bear additional costs of compliance, which could adversely affect our ability to operate our business.
State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels. BICI is subject to risk-based capital requirements and other minimum capital and surplus restrictions imposed under Wisconsin law. Wisconsin has largely adopted the model legislation promulgated by the NAIC pertaining to risk-based capital. These requirements establish the minimum amount of risk-based capital necessary for a company to support its overall business operations. It identifies P&C insurers that may be inadequately capitalized by looking at certain inherent risks of each insurer’s assets and liabilities and its mix of net written premium. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation. In addition to these requirements under Wisconsin law, BICI is also subject to certain surplus and risk-based capital requirements under a company-specific stipulation and order from the Wisconsin OCI (the “Wisconsin OCI Stipulation and Order”). Pursuant to the Wisconsin OCI Stipulation and Order, BICI is required to (i) have a compulsory surplus equal to the greater of (A) $3.0 million or (B) the sum of (x) 50.0% of gross written premiums for medical malpractice insurance (which business is written as part of our Healthcare division) and (y) 20.0% of gross written premiums for all other covered lines of insurance, (ii) maintain surplus in excess of its required security surplus standard under Wisconsin law and (iii) maintain a ratio of total adjusted capital to authorized control level risk-based capital of not less than 400.0%. Failure to maintain surplus and risk-based capital at the required levels could adversely affect the ability of BICI to maintain the regulatory authority necessary to conduct our business. In addition, state surplus lines laws, or laws pertaining to non-admitted insurance business, require that surplus lines brokers comply with diligent search/exempt commercial purchaser laws and affidavit/document filing requirements, as well as requiring the collection and paying of any taxes, stamping fees, assessment fees and other applicable charges on such business. E&S businesses, such as the Company, are often subject to special licensing, surplus lines tax and/or due diligence requirements by the home state of the insured. Fines for failing to comply with these surplus lines requirements, specifically for failing to comply with the surplus lines licensing or due diligence requirements, vary by state but can range to several million dollars.
We may become subject to additional government or market regulation, which may have a material adverse impact on our business.
Our business could be adversely affected by changes in state laws, including those relating to asset and reserve valuation requirements, surplus requirements, limitations on investments and dividends, enterprise risk and risk-based capital requirements, and, at the federal level, by laws and regulations that may affect certain aspects of the insurance industry, including proposals for preemptive federal regulation. The U.S. federal government generally has not directly regulated the insurance industry except for certain areas of the market, such as insurance for flood, nuclear and terrorism risks. However, the federal government has undertaken initiatives or considered legislation in several areas that may affect the insurance industry, including tort reform, corporate governance and the taxation of reinsurance companies. Additionally, the Federal Insurance Office has the authority to monitor all aspects of the insurance sector. Entering into new lines of business may also subject us to new or additional regulations.
Changes in law, including relating to certain perils, could adversely affect our business.
A change in law, including relating to certain perils for which we write insurance or reinsurance, may have a significant impact on our ability to respond to certain events, including the manner and time frame for processing claims, the development of claim severity or the interpretation of the underlying policies. For example, plaintiff attorneys have been lobbying states to pass statutes prohibiting insurers from issuing defense within limits policies, particularly in the medical malpractice space, and Nevada has enacted a statute to that effect. If such a statute were to pass in a jurisdiction in which we operate, that would impede our ability to accurately price such policies. In addition, the statute of limitations for certain types of claims have been extended in certain states, such as New York through the Adult Survivors Act, and this could retroactively extend the period for which an insurance company has exposure. Changes in law and practice, including relating to certain perils for which we write insurance or reinsurance, may have a material adverse effect on our business, financial condition, results of operations and prospects.

Applicable insurance laws may make it difficult to effect a change of control.
Under applicable U.S. state insurance laws and regulations (including the laws of the state of Wisconsin), before a person can acquire control of a U.S. domestic insurer, prior written approval must be obtained from the insurance commissioner of the state where the insurer is domiciled, or the acquiror must request an exemption from the Form A filing and approval requirements or a determination of non-control (each, an “Exemption Request”) or file a disclaimer of affiliation and/or control (a “Disclaimer”) with the insurance department of such state and obtain approval thereon. Such approval would be contingent upon the state insurance commissioner’s consideration of a number of factors, including among others, the financial strength of the proposed acquiror, the integrity and management of the acquiror’s board of directors and executive officers, the acquiror’s plans for the future operations of the domestic insurer, and any anti-competitive results that may arise from the consummation of the acquisition of control. Wisconsin insurance laws and regulations pertaining to changes of control would apply to both the direct and indirect acquisition of ten percent or more of the voting stock of a Wisconsin-domiciled insurer (or of less than ten percent of the voting stock if there is other indicia of control). Accordingly, the acquisition of ten percent or more of our common stock would be considered an indirect change of control of BICI and would trigger the applicable change of control filing requirements under Wisconsin insurance laws and regulations, absent the filing of an Exemption Request or Disclaimer and its acceptance by the Wisconsin OCI. These requirements may discourage potential acquisition proposals and may delay, deter or prevent a change of control of us, including through transactions that some or all of our stockholders might consider to be desirable.
Risks Related to Our Operations
We could be adversely affected by the loss of one or more key personnel or by an inability to attract and retain qualified personnel, including failure to develop a succession plan for Stephen Sills, our founder and Chief Executive Officer, or other members of our senior management team.
We depend on our ability to attract and retain experienced and seasoned personnel who are knowledgeable about our business. Our senior management team, including our founder and Chief Executive Officer, Stephen Sills, plays an important role in our strategic direction, product development, broker partnership, corporate culture and our continued success as an organization. The loss of Stephen Sills or other members of our senior management team could materially adversely impact our business.
We could be adversely affected if we fail to adequately plan for the succession of our senior leaders and key executives. Our current succession plans and employment arrangements with certain key executives do not guarantee their services will continue to be available to us.
The pool of talent from which we actively recruit is limited and may fluctuate based on market dynamics specific to our industry and independent of overall economic conditions. As such, higher demand for employees having the desired skills and expertise could lead to increased compensation expectations for existing and prospective personnel, making it difficult for us to retain and recruit key personnel and maintain labor costs at desired levels. Should any of our key personnel terminate their employment with us, or if we are unable to retain and attract talented personnel, we may be unable to maintain our current competitive position in the specialized markets in which we operate, which could adversely affect our results of operations.
We could suffer security breaches, loss of data, cyberattacks and other information technology failures, and are subject to laws and regulations concerning data privacy and security that are continually evolving. Actual or suspected information technology failures or failure to comply with applicable law could disrupt our operations, damage our reputation and adversely affect our business, operations and financial results.
As a company with a remote-friendly operating model, our business is highly dependent on our information technology and telecommunications systems, including our underwriting systems. We rely on these systems to interact with brokers and insureds, to underwrite business, to prepare policies and process premiums, to perform actuarial and other modeling functions, to process claims and make claims payments and to prepare internal and external financial statements. We also rely on our information and telecommunications systems for employees to interact with each other within the company, as most employees work on a remote basis a majority of their time as opposed to in physical offices. Some of these systems may include or rely on third-party systems provided by third party service providers and/or not located on our premises or under our control.
We and our service providers face numerous and evolving cybersecurity risks that threaten the confidentiality, integrity and availability of systems and confidential information, including vulnerabilities in commercial software that is integrated into our (or our suppliers’ or service providers’) IT systems, products or services. The risk of a data security breach or a disruption has generally increased in frequency, intensity and sophistication. Techniques used to compromise or sabotage systems change frequently, may originate from less regulated and remote areas of the world and be difficult to detect and generally are not recognized until launched against a target. Events such as natural catastrophes, terrorist attacks, industrial accidents, computer viruses, ransomware, a security breach by an unauthorized person, employee error, malfeasance, faulty password management or other irregularity and other cyber-attacks may cause our systems to fail or be inaccessible for extended periods of time. We have implemented security measures designed to protect against breaches of security, such as business contingency plans and other reasonable plans to protect our systems, whether housed internally or through third-party cloud services. In addition, while we generally monitor vendor risk, including the security and stability of our critical vendors, we may fail to properly assess and understand the risks and costs involved in the third-party relationships. However, we cannot guarantee that these measures will be effective and sustained or repeated system failures or service denials could severely limit our ability to write and process new and renewal business, provide customer service, pay claims in a timely manner or otherwise operate in the ordinary course of business. Even if the vulnerabilities that may lead to the foregoing are identified, we may be unable to adequately investigate or remediate due to attackers using tools and techniques that are designed to circumvent controls, avoid detection and remove or obfuscate forensic evidence.
As have many companies, we, and our third-party service providers, have been impacted by breaches in the past and will likely continue to experience cybersecurity incidents of varying degrees. Any such event may result in operational disruptions as well as unauthorized access to, the disclosure of, or loss of our proprietary information or our customers’ data and information, which in turn may result in legal claims, regulatory scrutiny and liability, reputational damage, the incurrence of costs to eliminate or mitigate further exposure, the loss of customers or affiliated advisors, or other damage to our business. In addition, the trend toward general public notification of such incidents could exacerbate the harm to our business, financial condition and results of operations. Even if we successfully protect our technology infrastructure and the confidentiality of sensitive data, we could suffer harm to our business and reputation if attempted security breaches are publicized. We cannot be certain that advances in criminal capabilities, discovery of new vulnerabilities, attempts to exploit vulnerabilities in our systems, data thefts, physical system or network break-ins, inappropriate access, or other developments will not compromise or breach the technology or other security measures protecting the networks and systems used in connection with our business.
In addition, as part of our normal business activities, we handle information related to individuals including, but not limited to, employees, claimants, individual third party brokers or agents and individual vendors. As such, we are subject to various federal, state and local laws, regulations and industry standards. The regulatory environment surrounding information security and privacy is increasingly demanding, with frequent imposition of new and changing requirements that are subject to differing interpretations. In the United States, there are numerous federal and state data privacy and security laws, rules and regulations governing the collection, use, storage, sharing, transmission and other processing of personal information, including federal and state data privacy laws, data breach notification laws and consumer protection laws.
Any failure or perceived failure by us to comply with laws, regulations, policies or regulatory guidance relating to privacy or data security may result in governmental investigations and enforcement actions, litigation, fines and penalties or adverse publicity, and could cause our customers and consumers to lose trust in us, which could have an adverse effect on our reputation and business.
Operational risk exposures, such as human or systems failures (including from third-party vendor arrangements), are inherent in our business and may result in losses.
Operational exposures and losses can result from, among other things, errors, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements, information technology failures, bad faith delayed claims payment, fraud and external events, such as political unrest, state emergency or industrial actions which could result in operational outage. Any such outage could have a material adverse effect on our business, financial condition, results of operations or prospects.
We also rely on third parties for information technology and application systems and infrastructure. Such information technology and application systems and infrastructure are an important part of our underwriting process and our ability to compete successfully. We also license certain of our key systems and data from third parties and cannot be certain that we will have continuous access to such third-party systems and data, or those of comparable service providers, or that our information technology or application systems and infrastructure will operate as intended. Further, the third parties’ programs and systems may be subject to defects, failures, material updates, or interruptions, including those caused by worms, viruses or power failures.
Failures in any of these systems could result in mistakes made in the confirmation or settlement of transactions, or in transactions not being properly booked, evaluated, priced or accounted for or delays in the payment of claims. Any such eventuality could cause us to suffer, among other things, financial loss, disruption of business, liability to third parties, regulatory intervention and reputational damage, any of which could have a material adverse effect on our business, financial condition, results of operations, or prospects.
We may change our underwriting guidelines or our strategy without your approval.
Subject to the amended limited partnership agreement of BIHL (the “BIHL Partnership Agreement”), our management has the authority to change our underwriting guidelines or our strategy without notice to our stockholders and without stockholder approval. As a result, we may make fundamental changes to our operations without stockholder approval, which could result in our pursuing a strategy or implementing underwriting guidelines that may be materially different from the strategy or underwriting guidelines described in the section entitled “Business” or elsewhere in this prospectus.
We may not be able to manage our growth effectively.
We intend to grow our business in the future, which could require additional capital, systems development and skilled personnel. However, we must be able to meet our capital needs, expand our systems and our internal controls effectively, allocate our human resources optimally, identify, hire, train and develop qualified employees and effectively incorporate the components of any business we may acquire in our effort to achieve growth. The failure to manage our growth effectively could have a material adverse effect on our business, financial condition and results of operations.
Any future acquisitions, strategic investments or new platforms could expose us to further risks or turn out to be unsuccessful.
From time to time, we may pursue growth through acquisitions and strategic investments in businesses or new underwriting or marketing platforms. The negotiation of potential acquisitions or strategic investments as well as the integration of an acquired business, personnel or underwriting or marketing platforms could result in a substantial diversion of management resources and the emergence of other risks, such as potential losses from unanticipated litigation, a higher level of claims than is reflected in reserves, loss of key personnel in acquired businesses or an inability to generate sufficient revenue to offset acquisition costs.
Our ability to manage our growth through acquisitions, strategic investments or new or alternative platforms will depend, in part, on our success in addressing such risks. While we are not currently contemplating any such acquisitions or strategic investments, our nimble approach to capital management based on opportunities presented and sought out means that we may opportunistically from time to time pursue such acquisitions, new platforms or strategic investment strategies. Any failure by us to implement our acquisitions, new platforms or strategic investment strategies effectively could have a material adverse effect on our business, financial condition, results of operations and prospects.

The effects of litigation on our business are uncertain and could have an adverse effect on our business.
As is typical in our industry, we continually face risks associated with litigation of various types, including disputes relating to insurance claims under our policies, disputes with our reinsurers, as well as other general commercial and corporate litigation. Litigation and other proceedings may also include complaints from or litigation by customers or reinsurers related to alleged breaches of contract or otherwise. Although we are not currently involved in any out-of-the-ordinary litigation with our customers, reinsurers or our current or former employees, other members of the insurance industry are the target of class action lawsuits and other types of litigation, including employment-related litigation, some of which involve claims for substantial or indeterminate amounts, and the outcomes of which are unpredictable. This litigation is based on a variety of issues, including insurance and claim settlement practices. If we were to be involved in litigation and it was determined adversely, it could require us to pay significant damage amounts or to change aspects of our operations, either of which could have a material adverse effect on our financial results. Even claims without merit can be time-consuming and costly to defend and may divert management’s attention and resources away from our business and adversely affect our business, results of operations and financial condition. Additionally, routine lawsuits over claims that are not individually material could in the future become material if aggregated with a substantial number of similar lawsuits. In addition to increasing costs, a significant volume of customer complaints or litigation could adversely affect our brand and reputation, regardless of whether such allegations are valid or whether we are liable. Accordingly, we cannot predict with any certainty whether we will be involved in such litigation in the future or what impact such litigation would have on our business.
Loss of key vendor relationships or failure of a vendor to protect our data or confidential and proprietary information could affect our operations.
We rely on services and products provided by many vendors in the United States and abroad. These include, for example, vendors of computer hardware and software and vendors and/or outsourcing of services such as human resource benefits management services and investment management services. In the event that any vendor suffers a bankruptcy or otherwise becomes unable to continue to provide products or services, or fails to protect our confidential, proprietary, or other information, we may suffer operational impairments and financial losses. In addition, while we generally monitor vendor risk, including the security and stability of our critical vendors, we may fail to properly assess and understand the risks and costs involved in the third-party relationships, and our financial condition and results of operations could be materially and adversely affected.
We anticipate that we will continue to rely on third-party software in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace. In addition, integration of new third-party software may require significant work and require substantial investment of our time and resources. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, which may not be available on commercially reasonable terms or at all. Many of the risks associated with the use of third-party software cannot be eliminated, and these risks could negatively affect our business.
We may fail or be unable to protect our intellectual property rights, which could adversely affect our brand and business.
Our success and ability to compete depend in part on our intellectual property, which includes our rights in our brand and our proprietary technology used in certain of our product lines. We primarily rely on trademarks, copyrights and trade secret laws, as well as contractual restrictions in our confidentiality and license agreements with our employees, customers, service providers, partners and other third parties with which we have a relationship, to protect our intellectual property rights. However, the steps we take to protect our intellectual property may be inadequate. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability and scope of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could adversely affect our brand and adversely impact our business. These agreements may not adequately secure our intellectual property rights and may be breached, and we may not have adequate remedies for such breach. While we use reasonable efforts to protect our trade secrets, our employees, customers, service providers and other third parties with which we have a relationship may unintentionally or willfully disclose our proprietary information to competitors.
Our limited operating history may make it difficult to evaluate our current business and future prospects.
We founded our business in September 2020. Our limited operating history may make it difficult for you to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing and unforeseen expenses as we continue to grow our business. If we do not manage these risks successfully, our business may be harmed. Further, we may be subject to claims by third parties alleging that we are infringing, misappropriating or otherwise violating their intellectual property rights. Any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention.
Risks Related to Liquidity and Access to Capital
We could be forced to sell investments to meet our liquidity requirements.
We invest the premiums we receive from our insureds until they are needed to pay policyholder claims. Consequently, we seek to manage the duration of our investment portfolio based on the duration of our losses and loss adjustment expense reserves to provide sufficient liquidity and avoid having to liquidate investments to fund claims. Risks such as inadequate losses and loss adjustment expense reserves, unfavorable trends in litigation, or mismanagement of the investment portfolio’s duration or other liquidity needs could potentially result in the need to sell investments to fund these liabilities. We may not be able to sell our investments at favorable prices or at all. Sales could result in significant realized losses depending on the conditions of the general market, interest rates and credit issues with individual securities.
Because we are a holding company and substantially all or a substantial portion of our operations are conducted by our insurance and service company subsidiaries, our ability to achieve liquidity at the holding company, including the ability to pay dividends and service our debt obligations, depends on our ability to obtain cash dividends or other permitted payments from our insurance and service company subsidiaries.
The continued operation and growth of our business will require substantial capital. Accordingly, after the completion of this offering, we do not intend to declare and pay cash dividends on shares of our common stock in the foreseeable future. See “Dividend Policy.” Because we are a holding company with no substantial business operations of our own, our ability to pay dividends to stockholders and meet our debt payment obligations is largely dependent on dividends and other distributions from BICI and our other operating companies. BICI’s ability to pay dividends is restricted under the insurance laws and regulations of its domiciliary state and may only be paid from unassigned surplus. Under the insurance laws of Wisconsin, an insurer may make an ordinary dividend payment if its surplus as regards to policyholders, following such dividend, is reasonable in relation to its outstanding liabilities, is adequate to its financial needs, and does not exceed the insurer’s unassigned surplus. See “Regulation—Restrictions on Paying Dividends” for additional information. State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. Moreover, state insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance company subsidiary may in the future adopt statutory provisions, or impose additional constraints on BICI, more restrictive than those currently in effect.
Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, capital requirements, general business conditions, legal, tax and regulatory limitations, contractual restrictions and other factors that our board of directors considers relevant. Consequently, in order for investors to realize any future gains on their investment, they may need to sell all or part of their holdings of our common stock after price appreciation, which may never occur.

We may require additional capital in the future, which may not be available or may only be available on unfavorable terms.
Our future capital requirements depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by this offering are insufficient to fund future operating requirements and cover claim losses, we may need to raise additional funds through financings or curtail our growth. Many factors will affect the amount and timing of our capital needs, including our growth rate and profitability, our claims experience, the availability of reinsurance, market disruptions and other unforeseeable developments. If we need to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are not favorable to us. In the case of equity financings, dilution to our stockholders could result. In the case of debt financings, we may be subject to covenants that restrict our ability to freely operate our business. In any case, such securities may have rights, preferences and privileges that are senior to those of the shares of common stock offered hereby. If we cannot obtain adequate capital on favorable terms or at all, we may not have sufficient funds to implement our operating plans and our business, financial condition or results of operations could be materially adversely affected.
Risks Related to this Offering and Ownership of Our Common Stock
Our costs will increase significantly as a result of operating as a public company, and our management will be required to devote substantial time to complying with public company regulations.
As a public company, we expect to incur significant legal, accounting and other expenses that we did not incur as a private company. After completion of this offering, we will be subject to the reporting requirements of the Exchange Act, which will require, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and financial condition and therefore we will need to have the ability to prepare financial statements that comply with all SEC reporting requirements on a timely basis. In addition, we will be subject to other reporting and corporate governance requirements, including certain requirements of and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and, to the extent that we are no longer an “emerging growth company” as defined in the JOBS Act, our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management efforts.
The Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), as well as related rules subsequently implemented by the SEC and          , have increased regulation of, and imposed enhanced disclosure and corporate governance requirements on, public companies. Our efforts to comply with these evolving laws, regulations and standards will increase our operating costs and divert management’s time and attention from revenue-generating activities. Further, if these laws, regulations are rules were to change substantially in the future, we might be unable to meet new requirements.
These changes will also place significant additional demands on our finance and accounting staff and on our financial accounting and information systems. We may need to hire additional accounting and financial staff with appropriate public company reporting experience and technical accounting knowledge. Other expenses associated with being a public company include increases in auditing, accounting and legal fees and expenses; investor relations expenses; increased directors’ fees and director and officer liability insurance costs; registrar and transfer agent fees and listing fees; as well as other expenses. As a public company, we will be required, among other things, to:
•prepare and file periodic reports and distribute other stockholder communications, in compliance with the federal securities laws and requirements of          ;
•define and expand the roles and the duties of our board of directors and its committees;
•institute more comprehensive compliance and investor relations functions; and

•evaluate and maintain our system of internal control over financial reporting, and report on management’s assessment thereof, in compliance with rules and regulations of the SEC and the Public Company Accounting Oversight Board.
We may not be successful in implementing these requirements and implementing them could materially adversely affect our business. The increased costs will decrease our net income and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors or board committees or as executive officers.
In addition, if we fail to implement the required controls with respect to our internal accounting and audit functions, our ability to report our results of operations on a timely and accurate basis could be impaired. If we do not implement the required controls in a timely manner or with adequate compliance, we may be subject to sanctions or investigation by regulatory authorities, such as the SEC or          . Any such action could harm our reputation and the confidence of investors in, and clients of, our Company and could negatively affect our business and cause the price of our shares of common stock to decline.
We will be required by Section 404 of the Sarbanes‑Oxley Act to evaluate the effectiveness of our internal control over financial reporting. If we are unable to achieve and maintain effective internal controls, our operating results and financial condition could be harmed and the market price of our common stock may be negatively affected.
As a public company with SEC reporting obligations, we will be required to document and test our internal control procedures to satisfy the requirements of Section 404(a) of the Sarbanes-Oxley Act, which will require annual assessments by management of the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ended December 31, 2025. We are an emerging growth company, and thus we are exempt from the auditor attestation requirement of Section 404(b) of Sarbanes-Oxley until such time as we no longer qualify as an emerging growth company. See also “—We qualify as an emerging growth company, and any decision on our part to comply with reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.” For further discussion of these exemptions. Regardless of whether we qualify as an emerging growth company, we will still need to implement substantial internal control systems and procedures in order to satisfy the reporting requirements under the Exchange Act and applicable requirements.
We cannot assure you that there will not be material weaknesses in our internal control over financial reporting in the future. Any failure to maintain internal control over financial reporting could severely inhibit our ability to accurately report our financial condition, results of operations or cash flows. If we are unable to conclude that our internal control over financial reporting is effective, or if our independent registered public accounting firm determines that we have a material weakness in our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could decline, and we could be subject to sanctions or investigations by          , the SEC or other regulatory authorities. Failure to remedy any material weakness in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.
We qualify as an emerging growth company, and any decision on our part to comply with reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.
We are an “emerging growth company,” and, for as long as we continue to be an emerging growth company, we currently intend to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will cease to be an emerging growth company upon the earliest of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.
We cannot predict whether investors will find our common stock less attractive if we choose to rely on these exemptions while we are an emerging growth company. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.
Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.
There is no existing market for our common stock, and you cannot be certain that an active trading market will develop or a specific share price will be established.
Prior to this offering, there has been no public market for shares of our common stock. We intend to apply to list our common stock on                under the symbol “BI.” We cannot predict the extent to which investor interest in us will lead to the development of a trading market on such exchange or otherwise or how liquid that market might become. If an active and liquid trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. The initial public offering price for the shares of our common stock will be determined by negotiations among us and the underwriters, and may not be indicative of the price that will prevail in the trading market following this offering. The market price for our common stock may decline below the initial public offering price, and our stock price is likely to be volatile.
Our operating results and stock price may be volatile, or may decline regardless of our operating performance, and you could lose all or part of your investment.
Our quarterly operating results are likely to fluctuate in the future as a publicly-traded company. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market, or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuation in the market value of your investment. The market price of our common stock could be subject to significant fluctuations after this offering in response to the factors described in this “Risk Factors” section and other factors, many of which are beyond our control. Among the factors that could affect our stock price are:
•market conditions in the broader stock market;
•actual or anticipated fluctuations in our quarterly financial and operating results;
•introduction of new products or services by us or our competitors;
•issuance of new or changed securities analysts’ reports or recommendations;
•results of operations that vary from expectations of securities analysts and investors;
•short sales, hedging and other derivative transactions in our common stock;

•guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;
•strategic actions by us or our competitors;
•announcement by us, our competitors or our acquisition targets;
•sales, or anticipated sales, of large blocks of our stock, including by our directors, executive officers and principal stockholders;
•additions or departures in our board of directors, senior management or other key personnel;
•regulatory, legal or political developments;
•public response to press releases or other public announcements by us or third parties, including our filings with the SEC;
•litigation and governmental investigations;
•changing economic conditions;
•changes in accounting principles;
•any indebtedness we may incur or securities we may issue in the future;
•exposure to capital and credit market risks that adversely affect our investment portfolio or our capital resources;
•changes in our credit ratings; and
•other events or factors, including those from natural disasters, war, or actors of terrorism or responses to these events.
The securities markets have from time to time experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of particular companies. As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price. These broad market fluctuations, as well as general market, economic and political conditions, such as recessions, loss of investor confidence or interest rate changes, may negatively affect the market price of our common stock.
In addition, the stock markets, including          , have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to securities class action litigation that, even if unsuccessful, could be costly to defend, divert management’s attention and resources, or harm our business.
Substantial future sales of shares of our common stock by existing stockholders, or the perception that those sales may occur, could cause the market price of our common stock to decline.
Upon completion of this offering, we will have outstanding an aggregate of approximately          shares of our common stock (or     shares assuming the exercise of the underwriters’ option to purchase additional shares in full). Of these outstanding shares, all of the shares of our common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless such shares are held by our directors, executive officers, or any of our affiliates, as that term is defined in Rule 144 under the Securities Act (“Rule 144”). All remaining shares of common stock outstanding following this offering will be “restricted securities” within the meaning of Rule 144. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available. In connection with the consummation of this offering, we intend to enter into the Registration Rights Agreement with BIHL, pursuant to which BIHL may require us to register the offer and sale of all or a portion of its            shares of our common stock under the Securities Act, subject to certain customary conditions and exclusions. Sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline and may make it more difficult for us to sell equity or equity-linked securities in the future at a time and at a price that we deem necessary or appropriate.
In connection with this offering, our directors, executive officers and our stockholders have each agreed to enter into “lock-up” agreements with the underwriters and thereby are subject to a lock-up period, meaning that they and their permitted transferees will not be permitted to sell any shares of our common stock for 180 days after the date of this prospectus, subject to certain customary exceptions without the prior written consent of            . Although we have been advised that there is no present intention to do so, any two or more of the representatives of the underwriters may, in their sole discretion, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. See “Underwriting” for more information. Possible sales of these shares in the market following the waiver or expiration of such agreements could exert significant downward pressure on our stock price.
We expect that upon the consummation of this offering, the 2024 Plan will permit us to issue, among other things, stock options, restricted stock units and restricted stock to eligible employees (including our named executive officers), directors and advisors, as determined by the compensation committee of the board of directors. We intend to file a registration statement under the Securities Act, as soon as practicable after the consummation of this offering, to cover the issuance of shares upon the exercise of awards granted, and of shares granted, under the 2024 Plan. As a result, any shares issued under the 2024 Plan after the consummation of this offering also will be freely tradable in the public market. If equity securities are granted under the 2024 Plan and it is perceived that they will be sold in the public market, then the price of our common stock could decline.
Also, in the future, we may issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding shares of our common stock.
Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.
Our management will have broad discretion in the application of the net proceeds from the sale of shares by us in this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from the sale of shares by us in this offering, their ultimate use may vary substantially from their currently intended use. Our management may not apply our net proceeds in ways that ultimately increase the value of your investment. The failure by our management to apply these funds effectively could harm our business. If we do not invest or apply the net proceeds from the sale of shares by us in this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.
Investors in this offering will suffer immediate and substantial dilution.
The initial public offering price is higher than the net stockholders’ tangible book value per share of our common stock based on the total value of our tangible assets less our total liabilities divided by our shares of common stock outstanding immediately following this offering. Therefore, if you purchase common stock in this offering, you will experience immediate and substantial dilution in net tangible book value (deficit) per share after consummation of this offering. You may experience additional dilution upon future equity issuances. See “Dilution.”
Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your shares of common stock for a price greater than that which you paid for it.
We have no current plans to pay cash dividends on our common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, and will depend on, among other things, general and economic conditions, our financial condition, results of operations, capital requirements, general business conditions, legal, tax and regulatory limitations, contractual restrictions and other factors that our board of directors considers relevant. See “Dividend Policy.”
As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than your purchase price.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.
The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business and our industry. We do not currently have, and may never obtain, research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of us, the trading price for our common stock would likely be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.
Anti-takeover provisions in our organizational documents could delay a change in management and limit our share price.
Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer, or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions will provide for, among other things:
•a classified board of directors, subject to a seven-year sunset, as a result of which our board of directors will initially be divided into three classes, with each class serving for staggered three-year terms;
•the ability of our board of directors to issue one or more series of preferred stock;
•advance notice requirements for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;
•certain limitations on convening special stockholder meetings;
•the removal of directors only for cause; and
•the required approval of at least 66⅔% of the voting power of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, to adopt, amend, or repeal certain provisions of our amended and restated certificate of incorporation.
Further, we have opted out of Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), but our amended and restated certificate of incorporation will provide that engaging in any of a broad range of business combinations with any “interested” stockholder (generally defined as any stockholder with 15.0% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such stockholder) for a period of three years following the time on which the stockholder became an “interested” stockholder is prohibited, subject to certain exceptions (except with respect to BIHL, Gallatin Point Capital and AmFam and any of their respective affiliates and any of their respective direct or indirect transferees of our common stock). See “Description of Capital Stock.”
These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware (or if such court does not have jurisdiction, another state or the federal courts (as appropriate) located within the State of Delaware) will be the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees, or stockholders.
Our amended and restated certificate of incorporation will provide that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if such court does not have jurisdiction, another state or the federal courts (as appropriate) located within the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of the Company; (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, or other employee, or stockholder of the Company to the Company or our stockholders; (iii) action asserting a claim against the Company or any current or former director or officer of the Company arising pursuant to any provision of the DGCL, or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; or (iv) action asserting a claim governed by the internal affairs doctrine of the State of Delaware. Our amended and restated certificate of incorporation further will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including any claims under the Securities Act and the Exchange Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and, accordingly, we cannot be certain that a court would enforce such provision. See “Description of Capital Stock—Exclusive Forum.”
Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation, except our stockholders will not be deemed to have waived (and cannot waive) compliance with the federal securities laws and the rules and regulations thereunder. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our current or former directors, officers, other employees, or stockholders which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial condition.
We will be a “controlled company” within the meaning of the rules of             and, as a result, will qualify for, and rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.
Following the completion of this offering, BIHL, an entity owned by our Pre-IPO Investors, will continue to hold more than 50.0% of the voting power of our shares eligible to vote. As a result, we will be a “controlled company” under the rules of        . Under these rules, a company of which more than 50.0% of the voting power in the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirements that (i) a majority of the board of directors consist of independent directors and (ii) the board of directors have compensation and nominating and corporate governance committees composed entirely of independent directors.
Following the completion of this offering, we intend to utilize these exemptions. As a result, following the completion of this offering, we do not intend to have a majority of independent directors on our board of directors and do not intend to have a compensation committee and nominating and corporate governance committee composed entirely of independent directors. Accordingly, although we may transition to a board with a majority of independent directors prior to the time we cease to be a “controlled company,” for such period of time you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements set by     . In the event that we cease to be a “controlled company” and our shares continue to be listed on          , we will be required to comply with these provisions within the applicable transition periods. These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the SEC and          with respect to our audit committee.
BIHL, an entity owned by our Pre-IPO Investors, is our controlling stockholder and exercises substantial influence over us, and your ability to influence matters requiring stockholder approval may be limited.
Immediately following the completion of this offering, BIHL, an entity owned by our Pre-IPO Investors, will continue to own, in the aggregate, approximately     % of our outstanding common stock (or approximately     % if the underwriters exercise their option to purchase additional shares in full). So long as BIHL owns a significant amount of our outstanding common stock, BIHL may exert significant voting influence over us and our corporate decisions, including any matter requiring stockholder approval regardless of whether others believe that the matter is in our best interests. For example, BIHL may exert significant influence over the vote in any election of directors and any amendment of our certificate of incorporation. In addition, in connection with this offering, we intend to enter into the Director Nomination Agreement with BIHL, which will grant BIHL the right to nominate individuals to our board of directors provided certain ownership requirements are met.
68.3% of the Class A partnership interests in BIHL are held by Gallatin Point Capital and 29.3% of the Class A partnership interests in BIHL are held by AFMIC. In addition, BIHL is governed its general partner, Bowhead Insurance GP LLC (the “General Partner”), which is governed by a seven-member board of managers, of which Gallatin Point Capital has the right to designate three managers and AmFam has the right to designate two managers pursuant to the limited liability company agreement of the General Partner. So long as Gallatin Point Capital and/or AmFam owns a significant amount of the Class A partnership interests of BIHL, each may exert significant voting influence over BIHL.
BIHL may act in a manner that advances their or Gallatin Point Capital’s or AmFam’s best interests and not necessarily those of our stockholders, including investors in this offering, by, among other things:
•delaying, preventing, or deterring a change in control of us;
•entrenching our management or our board of directors; or
•influencing us to enter into transactions or agreements that are not in the best interests of all stockholders.
The concentration of ownership could deprive stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and may ultimately affect the market price of our common stock.
The track record of our executives may not be indicative of our future growth, profitability and performance.
Stephen Sills has had success starting and running publicly traded companies. However, there is no assurance that his track record will continue after this offering and that we will experience growth, profitability or results similar to any of their prior companies.

FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations are forward-looking statements.
Some of the forward-looking statements can be identified by the use of terms such as “believes”, “expects”, “may”, “will”, “should”, “could”, “seeks”, “intends”, “plans”, “estimates”, “anticipates” or other comparable terms. However, not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not related to present facts or current conditions or that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our consolidated results of operations, financial condition, liquidity, prospects and growth strategies and the industries in which we operate, and including, without limitation, statements relating to our future performance.
Forward-looking statements are subject to known and unknown risks and uncertainties, many of which are beyond our control. Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included in this prospectus as a result of various factors, including, among others:
•our inability to accurately assess our underwriting risk;
•intense competition for business in our industry;
•our inability to maintain our strategic relationship with AmFam;
•a decline in AmFam’s financial strength rating or financial size category;
•exposure to certain risks arising out of our reliance on insurance retail agents, brokers and wholesalers as distribution channels;
•inadequate losses and loss expense reserves to cover our actual losses;
•unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions, in our policies;
•our reinsurers’ failure to reimburse us for claims on a timely basis, or at all;
•adverse economic factors and their impact on our growth and profitability;
•existing or future regulation and our ability to comply with these regulations;
•the loss of one or more key personnel;
•disruptions of our operations due to security breaches, loss of data, cyber-attacks and other information technology failures;
•increased costs as a result of operating as a public company; and
•other risks and uncertainties discussed under the heading “Risk Factors” in this prospectus.
Accordingly, you should read this prospectus completely and with the understanding that our actual future results may be materially different from what we expect.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

USE OF PROCEEDS
We estimate the net proceeds from the sale of shares by us in this offering will be approximately $     million (or approximately $     million if the underwriters exercise their option to purchase additional shares of common stock in full), based on an assumed initial public offering price of $     per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
A $1.00 increase or decrease in the assumed initial public offering price of $     per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) would increase or decrease the net proceeds to us from this offering by approximately $     million, assuming the number of shares offered by us, which we show on the cover of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a 1.0 million increase in the number of shares of our common stock offered by us would increase or decrease the net proceeds to us from this offering by approximately $     million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our common stock and thereby enable access to the public equity markets for us and our stockholders. We intend to use the net proceeds to us from this offering to make capital contributions of at least $     million to our insurance company subsidiary in order to grow our business and the remainder for general corporate purposes.
This expected use of net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering and our existing cash and cash equivalents. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business.

DIVIDEND POLICY
We currently do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our common stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, legal, tax and regulatory limitations, contractual restrictions and other factors that our board of directors considers relevant.
Our status as a holding company and a legal entity separate and distinct from our subsidiaries affects our ability to pay dividends and make other payments. As a holding company without substantial operations of our own, the principal sources of our funds are dividends and other payments from our subsidiaries. The ability of our insurance company subsidiary to pay dividends to us is subject to limits under insurance laws of the states in which our insurance company subsidiary is domiciled or commercially domiciled. See “Risk Factors—Because we are a holding company and substantially all or a substantial portion of our operations are conducted by our insurance and service company subsidiaries, our ability to achieve liquidity at the holding company, including the ability to pay dividends and service our debt obligations, depends on our ability to obtain cash dividends or other permitted payments from our insurance and service company subsidiaries.” Furthermore, dividends from our insurance company subsidiary are limited by minimum capital requirements in state regulations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Regulation.”

CAPITALIZATION
The following table sets forth our capitalization as of December 31, 2023:
•on an actual basis; and
•on an as adjusted basis to give effect to the sale of     shares of common stock in this offering at an assumed initial public offering price of $     per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The information below is illustrative only, and our additional paid-in capital, total stockholders’ equity, and total capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at the pricing of this offering. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

As of December 31, 2023
	Actual	As Adjusted
($ in thousands)
Equity:
Common stock, $0.01 par value per share; shares authorized, actual; shares issued and outstanding, actual; and shares authorized, as adjusted; shares issued and outstanding, as adjusted	$	$
Additional paid-in-capital
Accumulated other comprehensive loss
Retained earnings
Total stockholders’ equity
Total capitalization	$	$
A $1.00 increase or decrease in the assumed initial public offering price of $     per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) would increase or decrease the as adjusted amount of each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a 1.0 million increase or decrease in the number of shares of our common stock offered by us would increase or decrease the as adjusted amount of each of additional paid-in capital, total stockholders’ equity and total capitalization by approximately $     million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The table above does not include shares that may be issued pursuant to the underwriters’ option to purchase additional shares. If the underwriters’ option to purchase additional shares is exercised in full, as adjusted additional paid-in capital, total stockholders’ equity and total capitalization would be $     million, $     million and $          million, respectively.
The number of shares of common stock that will be outstanding immediately after this offering reflected in the table above is based on     shares of our common stock outstanding as of December 31, 2023 and excludes:
•     shares of common stock reserved for future issuance under the 2024 Plan.

DILUTION
If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the as adjusted net tangible book value (deficit) per share of our common stock after giving effect to this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the book value (deficit) per share attributable to the shares of our common stock held by existing stockholders.
Our net tangible book value (deficit) as of      , 20     , was approximately $          , or $     per share of our common stock. We calculate net tangible book value (deficit) per share by taking the amount of our total tangible assets, reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding.
After giving effect to (i) our sale of     shares of common stock in this offering at an assumed initial public offering price of $   per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the application of the net proceeds to us from this offering as set forth under “Use of Proceeds,” our as adjusted net tangible book value (deficit) as of     , 20     would have been $     , or $     per share of our common stock. This amount represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $     per share to existing stockholders and an immediate and substantial dilution in net tangible book value (deficit) of $     per share to new investors purchasing shares of common stock in this offering at the assumed initial public offering price.
The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of our common stock		$
Net tangible book value (deficit) per share of our common stock as of , 20	$
Increase in net tangible book value per share attributable to new investors purchasing shares of our common stock in this offering
As adjusted net tangible book value per share of our common stock after giving effect to this offering
Dilution per share of our common stock to new investors in this offering		$
Dilution is determined by subtracting as adjusted net tangible book value (deficit) per share of common stock after the offering from the assumed initial public offering price per share of common stock.
If the underwriters exercise in full their option to purchase additional shares of our common stock, the as adjusted net tangible book value (deficit) per share after giving effect to the offering and the use of proceeds therefrom would be $     per share. This represents an increase in as adjusted net tangible book value (or a decrease in as adjusted net tangible book deficit) of $     per share to the existing stockholders and results in dilution in as adjusted net tangible book value (deficit) of $     per share to new investors.
Assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 increase or decrease in the assumed initial public offering price of $     per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) would increase or decrease the tangible book value attributable to new investors purchasing shares in this offering by $     per share and the dilution to new investors by $     per share and increase or decrease the as adjusted net tangible book value (deficit) per share after giving effect to this offering by $     per share. Similarly, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, a 1.0 million increase or decrease in the number of shares of our common stock offered by us would increase or decrease the tangible book value attributable to new investors purchasing shares in this offering by $     per share and the dilution to new investors by $     per share and increase or decrease the as adjusted net tangible book value (deficit) per share after giving effect to this offering by $     per share.

The following table summarizes, as of     , 20     , the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share paid by our existing stockholder, BIHL, and by new investors. As the table shows, new investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid. The table below assumes an initial public offering price of $     per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) for shares purchased in this offering and excludes underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
($ in thousands, except percentages and share and per share data)
Existing stockholder		%	$	%	$
New investors
Total		%	$	%	$
If the underwriters were to exercise in full their option to purchase additional shares of our common stock from us, the percentage of shares of our common stock held by BIHL, an entity owned by our Pre-IPO Investors, as of          , 20     would be     % and the percentage of shares of our common stock held by new investors would be     %.
Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, a $1.00 increase or decrease in the assumed initial public offering price of $     per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus,) would increase or decrease total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $     million, $     million and $     per share, respectively. Similarly, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, a 1.0 million increase or decrease in the number of shares of our common stock offered by us would increase or decrease total consideration paid by new investors, total consideration paid by all stockholders and average price per share paid by all stockholders by $     million, $      million and $     per share, respectively.
The number of shares of common stock that will be outstanding immediately after this offering is based on     shares of our common stock outstanding as of     , 20     and excludes:
•     shares of common stock reserved for future issuance under the 2024 Plan.
To the extent that we grant options or other equity awards to our employees in the future and those options are exercised, those other equity awards are settled or other issuances of common stock are made, there will be further dilution to new investors. We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.
The dilution information above is for illustrative purposes only. Our as adjusted net tangible book value (deficit) following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares and other terms of this offering determined at pricing.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and accompanying notes included elsewhere in this prospectus. The discussion and analysis contain forward-looking statements that are subject to risks, uncertainties and other factors, described under the section titled “Risk Factors” and elsewhere in this prospectus. Our actual results may differ materially from those expressed in, or implied by, these forward-looking statements as results of such factors. See “Forward-Looking Statements.”
Overview
We are a profitable and growing company providing specialty P&C insurance products. We focus on providing craft solutions in our specialty lines and classes of business that we believe require deep underwriting and claims expertise in order to produce attractive financial results. We have initially focused on underwriting Casualty, Professional Liability and Healthcare risks where our management team has deep experience. Across our underwriting divisions, our policyholders vary in size, industry and complexity and require specialized, innovative and customized solutions where we individually underwrite and structure policies for each account. As a result, our products are primarily written on an E&S basis, where we have flexibility of rate and policy form. We distribute our products through carefully selected relationships with leading distribution partners in both the wholesale and retail markets.
Our principal objective is to create and sustain superior returns for our stockholders by generating consistent underwriting profits across our product lines and through all market cycles, while prudently managing capital. We believe that our current market opportunity, differentiated expertise, relationships, culture and leadership team position us well to continue to grow our business profitably. We are organized as a single operating and reportable segment.
We founded our business in September 2020, recognizing a favorable pricing environment and a growing and unmet demand from brokers and policyholders for craft solutions and quality service in complex lines of business. We built a nimble, remote-friendly organization able to attract best-in-class talent that we source nationwide to service this demand, with over 190 employees across the country who are committed to operational excellence and superior service. We are backed by capital provided by Gallatin Point Capital and AmFam, a mutual insurer with an financial strength rating from A.M. Best and approximately of policyholder surplus as of December 31, 2023. We originate business on the paper of AmFam and reinsure 100.0% of the insurance business we originate from AmFam to BICI, our wholly-owned insurance company subsidiary. Our partnership with AmFam has enabled us to grow quickly but prudently, deploying capital and adding employees when business and growth justified.
Components of Our Results of Operations
Gross written premiums
Gross written premiums are the amounts received, or to be received, for insurance policies written or assumed by us during a specific period of time without reduction for policy acquisition costs, reinsurance costs or other deductions. The volume of our gross written premiums in any given period is generally influenced by new business submissions, binding of new business submissions into policies, renewals of existing policies and average size and premium rate of bound policies.
Ceded written premiums
Ceded written premiums are the amount of gross written premiums ceded to reinsurers. We enter into reinsurance contracts to limit our exposure to potential losses. The volume of our ceded written premiums is impacted by the level of our gross written premiums and any decision we make to increase or decrease retention levels and policy limits.

Net written premiums
Net written premiums are gross written premiums less ceded written premiums.
Net earned premiums
Net earned premiums represent the earned portion of our net written premiums. Our insurance policies generally have a term of one year but occasionally could be as long as seven years, and premiums are earned pro rata over the term of the policy.
Net losses and loss adjustment expenses
Net losses and loss adjustment expenses represent the costs incurred for insured losses, which include losses under a claims made or occurrence policy, paid or unpaid, expenses for settling claims, such as attorneys’ fees, investigation, appraisal, adjustment, defense costs and a portion of operating expenses allocated to claim resolution, net of any losses ceded to reinsurers. Net losses and loss adjustment expenses also include a provision for claims that have occurred but have not yet been reported to the insurer. These expenses are a function of the amount and type of insurance contracts the Company writes and the loss experience associated with the underlying coverage. In general, our net losses and loss adjustment expenses are affected by:
•the occurrence, frequency and severity of claims associated with the particular types of insurance contracts that we write;
•the mix of business written by us;
•changes in the legal or regulatory environment related to the business we write;
•trends in legal defense costs;
•inflation in the cost of claims, including inflation related to wages, medical costs, and building materials, as well as inflation related to the increase in the severity of claims above general economic inflation (i.e., social inflation); and
•the reinsurance agreements we have in place at the time of a loss.
Net losses and loss adjustment expenses are based on actual losses and expenses, as well as an actuarial analysis of the estimated losses, including losses incurred during the period and changes in estimates from prior periods. Net losses and loss adjustment expenses may be paid out over a period of years.
Net acquisition costs
Net acquisition costs are principally comprised of commissions we pay to our brokers, a ceding fee we pay to AmFam on net premiums assumed and premium-related taxes, which are net of ceding commissions we receive on business ceded through our reinsurance agreements. Net acquisition costs are deferred and amortized ratably over the terms of the related agreements.
Operating expenses
Operating expenses represent the general and administrative expenses of our operations including employee compensation and benefits, technology costs, office rent and professional service fees such as legal, accounting and actuarial services.
Net investment income
We earn interest income on our portfolio of invested assets, which are comprised of fixed maturity securities, cash and cash equivalents, and short-term investments.

Net realized investment gains
Net realized investment gains are a function of the difference between the amortized cost of securities sold and the proceeds received by the Company upon the sale of a security. Unrealized investment gains (losses) on fixed maturity securities are recorded within accumulated other comprehensive loss on the consolidated balance sheet.
Other insurance-related income
Other insurance-related income represents revenue we receive for providing insurance-related services.
Non-operating expenses
Non-operating expenses represent expenses related to various transactions that we consider to be unique and non-recurring in nature, including expenses related to our initial public offering.
Income tax expense
Currently, income tax expense primarily relates to federal income taxes. The amount of income tax expense or benefit recorded in future periods will depend on the jurisdictions in which we operate and the tax laws and regulations in effect.
Key Operating and Financial Metrics
We discuss certain key metrics, described below, which provide useful information about our business and the operational factors underlying our financial performance.
Underwriting income is a non-GAAP financial measure defined as income before income taxes excluding the impact of net investment income, net realized investment gains, other insurance-related income, non-operating expenses, which include expenses payable by us in connection with this offering, and various strategic initiatives. See “—Reconciliation of Non-GAAP Financial Measures” for a reconciliation of underwriting income to income before income taxes, which is the most directly comparable financial metric prepared in accordance with U.S. GAAP.
Adjusted net income is a non-GAAP financial measure defined as net income excluding the impact of net realized investment gains, non-operating expenses, which include expenses payable by us in connection with this offering, and various strategic initiatives. See “—Reconciliation of Non-GAAP Financial Measures” for a reconciliation of adjusted net income to net income, which is the most directly comparable financial metric prepared in accordance with U.S. GAAP.
Adjusted return on equity is a non-GAAP financial measure defined as adjusted net income as a percentage of average beginning and ending stockholders’ equity. See “—Reconciliation of Non-GAAP Financial Measures” for a reconciliation of adjusted return on equity to return on equity, which is the most directly comparable financial metric prepared in accordance with U.S. GAAP.
Loss ratio, expressed as a percentage, is the ratio of net losses and loss adjustment expenses to net earned premiums.
Expense ratio, expressed as a percentage, is the ratio of net acquisition costs and operating expenses to net earned premiums.
Combined ratio, expressed as a percentage, is the sum of loss ratio and expense ratio. A combined ratio under 100% indicates an underwriting profit. A combined ratio over 100.0% indicates an underwriting loss.
Return on equity is net income as a percentage of average beginning and ending stockholders’ equity.

Results of Operations
Year ended December 31, 2023 compared to year ended December 31, 2022
The following table summarizes our results of operations for the years ended December 31, 2023 and 2022:

	Years Ended December 31,
	2023	2022	$ Change	% Change
	($ in thousands, except percentages)
Gross written premiums		$356,948
Ceded written premiums		(111,834)
Net written premiums		$245,114
Revenues
Net earned premiums		$182,863
Net investment income		4,725
Net realized investment gains		—
Other insurance-related income		14
Total revenue		187,602
Expenses
Net losses and loss adjustment expenses		111,761
Net acquisition costs		15,194
Operating expenses		45,986
Non-operating expenses		—
Total expenses		172,941
Income before income taxes		14,661
Income tax expense		(3,405)
Net income	$	$11,256	$

Key Operating and Financial Metrics:
Underwriting income(1)		$9,922
Adjusted net income(1)		11,256
Loss ratio		61.1%
Expense ratio		33.5%
Combined ratio		94.6%
Return on equity		13.1%
Adjusted return on equity(1)		13.1%
__________________
(1)Non-GAAP financial measure. See “—Reconciliation of Non-GAAP Financial Measures” for a reconciliation of the non-GAAP financial measure in accordance with their most applicable U.S. GAAP measure.
Our net income was     million for the year ended December 31, 2023 compared to $11.3 million for the year ended December 31, 2022, a       of       million, or        due to        .

Premiums
The following table presents gross written premiums by underwriting division for the years ended December 31, 2023 and 2022:

	Years Ended December 31,
	2023	% of Total	2022	% of Total	$ Change	% Change
	($ in thousands, except percentages)
Casualty			$192,592	54.0%
Professional Liability			105,367	29.5%
Healthcare			58,989	16.5%
Total gross written premiums			$356,948	100.0%
Gross written premiums       by     million, or , to     million for the year ended December 31, 2023 from $356.9 million for the year ended December 31, 2022. The gross written premiums was primarily due to .
Net written premiums       by     million, or    , to     million for the year ended December 31, 2023 from $245.1 million for the year ended December 31, 2022. The in net written premiums was primarily due to .
Net earned premiums       by      million, or      , to       million for the year ended December 31, 2023 from $182.9 million for the year ended December 31, 2022. The       in net earned premiums was primarily due to .
Loss ratio
Our loss ratio was for the year ended December 31, 2023 compared to 61.1% for the year ended December 31, 2022, or a       of     points. The in the loss ratio for the year ended December 31, 2023 was due primarily to      .
The following table summarizes the effect of the factors indicated above on the loss ratio for the years ended December 31, 2023 and 2022:

	Years Ended December 31,
	2023		2022
	Net losses and loss adjustment expenses	% of earned premiums	Net losses and loss adjustment expenses	% of earned premiums
	($ in thousands, except percentages)
Current accident year			$114,067	62.4%
Prior accident year reserve development			(2,306)	(1.3)%
Total			$111,761	61.1%

Expense ratio
Our expense ratio was         for the year ended December 31, 2023 compared to 33.5% for the year ended December 31, 2022, or an        of      points.
The following table summarizes the components of the expense ratio for the years ended December 31, 2023 and 2022:

	Years Ended December 31,
	2023		2022
	Expenses	% of Net Earned Premiums	Expenses	% or Net Earned Premiums
	($ in thousands, except percentages)
Net acquisition costs			15,194	8.3%
Operating expenses			45,986	25.1%
Total			$61,180	33.5%
This          in the expense ratio for the year ended December 31, 2023 was primarily due to       .
Combined ratio
The combined ratio was     for the year ended December 31, 2023, compared to 94.6% for the year ended December 31, 2022.
Investing results
Net investment income       by     to       million for the year ended December 31, 2023 from $4.7 million for the year ended December 31, 2022. Net realized investment gains by     to      million for the year ended December 31, 2023, from $nil for the year ended December 31, 2022.
The        in net investment income is primarily due to        .
The        in net realized investment gains is primarily due to        .
Income tax expense
Income tax expense was        million for the year ended December 31, 2023, compared to $3.4 million for the year ended December 31, 2022. Our effective tax rate was        for the year ended December 31, 2023, compared to 23.2% for the year ended December 31, 2022.
Reconciliation of Non-GAAP Financial Measures
Underwriting income
We define underwriting income as income before income taxes excluding the impact of net investment income, net realized investment gains, other insurance-related income, non-operating expenses, which include expenses payable by us in connection with this offering, and various strategic initiatives. Underwriting income represents the pre-tax profitability of the Company's underwriting operations and allows us to evaluate our underwriting performance without regard to net investment income. We use this metric as we believe it gives our management and other users of our financial information useful insight into our underlying business performance. Underwriting income should not be viewed as a substitute for income before income taxes calculated in accordance with U.S. GAAP, and other companies may define underwriting income differently.

Underwriting income for the years ended December 31, 2023 and 2022 reconciles to income before income taxes as follows:

	Years Ended December 31,
	2023	2022
	($ in thousands)
Income before income taxes		$14,661
Less:
Net investment income		4,725
Net realized investment gains		—
Other insurance-related income		14
Non-operating expenses		—
Underwriting income		$9,922
Adjusted net income
We define adjusted net income as net income excluding the impact of net realized investment gains, non-operating expenses, which include expenses payable by us in connection with this offering, and various strategic initiatives. Adjusted net income excludes the impact of certain items that may not be indicative of underlying business trends, operating results, or future outlook, net of tax impact. We calculate the tax impact only on adjustments which would be included in calculating our income tax expense using the estimated tax rate at which we received a deduction for these adjustments. We use adjusted net income as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Adjusted net income should not be viewed as a substitute for net income calculated in accordance with U.S. GAAP, and other companies may define adjusted net income differently.
Adjusted net income for the years ended December 31, 2023 and 2022 reconciles to net income as follows:

	Years Ended December 31,
	2023		2022
	Before income taxes	After income taxes	Before income taxes	After income taxes
	($ in thousands)
Income as reported	$	$	$14,661	$11,256
Less:
Net realized investment gains			—	—
Non-operating expenses			—	—
Adjusted net income	$	$	$14,661	$11,256
Adjusted return on equity
We define adjusted return on equity as adjusted net income as a percentage of average beginning and ending stockholders’ equity. We use adjusted return on equity as an internal performance measure in the management of our operations because we believe it gives our management and other users of our financial information useful insight into our results of operations and our underlying business performance. Adjusted return on equity should not be viewed as a substitute for return on equity calculated in accordance with U.S. GAAP, and other companies may define adjusted return on equity differently.

Adjusted return on equity for the years ended December 31, 2023 and 2022 reconciles to return on equity as follows:

	Years Ended December 31,
	2023	2022
	($ in thousands)
Numerator: Adjusted net income		$11,256
Denominator: Average stockholders' equity		86,050
Adjusted return on equity		13.1%
Liquidity and Capital Resources
Sources and Uses of Funds
We are organized as a Delaware holding company with our operations primarily conducted by our wholly- owned insurance company subsidiary, BICI, domiciled in the State of Wisconsin, BSUI, our MGA, and BUSI, our services company.
The holding company may receive cash through (i) capital contributions or issuance of equity and debt securities, (ii) payments from our subsidiaries pursuant to our consolidated tax allocation agreement and other transactions and (iii) dividends from our insurance company subsidiary. We also may use the proceeds from these sources to contribute funds to our insurance company subsidiary in order to support premium growth, pay dividends and taxes and for other business purposes.
We file a consolidated U.S. federal income tax return with our subsidiaries, and under our tax allocation agreement, each participant is charged or refunded taxes according to the amount that the participant would have paid or received had it filed on a separate return basis with the Internal Revenue Service.
Our insurance company subsidiary, BICI, is licensed and domiciled in the State of Wisconsin. Under Wisconsin law, BICI is required to maintain specified levels of statutory capital and surplus and is restricted by law as to the amount of dividends it can pay without the approval of regulatory authorities. BICI is restricted from paying dividends by the lesser of: (i) 10% of statutory capital and surplus as of the preceding December 31, or; (ii) the greater of: (A) statutory net income for the calendar year preceding the date of the dividend distribution, minus realized capital gains for that year, or (B) aggregate of net income for the three calendar years preceding the date of the dividend or distribution, minus realized capital gains for those calendar years and minus dividends paid or credited and distributions made within the first two of the preceding three calendar years. As of December 31, 2023, the maximum dividend that BICI could pay without the approval of regulatory authorities was . Insurance regulators have broad powers to prevent the reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance company subsidiary may in the future adopt statutory provisions more restrictive than those currently in effect.
As of December 31, 2023, our holding company had      million in cash and investments. As of December 31, 2022, our holding company had $1,000 of cash and investments.
We believe we have sufficient liquidity available at our subsidiaries to meet our operating cash needs and obligations for the next 12 months.
Cash Flows
Our most significant source of cash is from premiums received, which, for most policies, we receive at the beginning of the coverage period, net of the related commission amount for the policies. Our most significant cash outflows include claims that arise when a policyholder incurs an insured loss. Because the payment of claims occurs after the receipt of the premium, often years later, we invest the cash in various investment securities that generally earn interest. We also use cash to pay ceded reinsurance premiums, net of ceding commissions received, and payment of ongoing operating expenses, such as employee compensation and benefits, technology costs, office rent and professional service fees.
The timing of our cash flows from operating activities can vary among periods due to the timing by which payments are made or received. Some of our payments and receipts, including loss settlements and subsequent reinsurance receipts, can be significant, and as a result their timing can influence cash flows from operating activities in any given period. We believe that cash receipts from premiums and proceeds from net investment income are sufficient to cover cash outflows in the foreseeable future.
Our cash flows for the years ended December 31, 2023 and 2022 were as follows:

	Years Ended December 31,
	2023	2022
	($ in thousands)
Net cash provided by operating activities		$181,644
Net cash used in investing activities		(187,458)
Net cash provided by financing activities		(1,000)
Net change in cash, cash equivalents and restricted cash		$(6,814)
The     in cash provided by operating activities in the year ended December 31, 2023 compared to the year ended December 31, 2022 was due primarily to       .
For the year ended December 31, 2023, net cash used in investing activities was      million due to      .
For the year ended December 31, 2022, net cash used in investing activities was $187.5 million. For the year ended December 31, 2022, funds from operations were used to purchase fixed-maturity securities, and short-term investments of $198.3 million. During the year ended December 31, 2022, we received proceeds of $14.8 million from sales of fixed-maturity securities. Net cash used in investing activities also includes purchases of property and equipment of $4.0 million.
For the year ended December 31, 2023, net cash provided by financing activities was        million and reflected        .
Reinsurance
We purchase various forms of reinsurance to manage loss exposures and safeguard our capital. Through reinsurance, we transfer certain exposures to a reinsurer, and in return the reinsurer receives a portion of the premium (less a ceding commission paid to us). We strategically use a combination of quota share and excess of loss reinsurance treaties to retain risk (and premium) we underwrite while providing balance sheet protection from larger losses.
A quota share reinsurance treaty is an agreement where reinsurers assume a percentage of the company’s losses in exchange for a negotiated percentage of premium. An excess of loss reinsurance treaty is an agreement where reinsurers agree to assume a portion of losses for a specific event in excess of a specified amount in return for a negotiated premium. Reinsurance needs are determined with principal input from our Chief Underwriting Officer based on a multitude of factors, including risk appetite, market conditions, loss history and reinsurance capacity.
We place reinsurance through our subsidiary, BICI, which reinsures 100.0% of the premium placed by BSUI. In turn, BICI strategically transfers exposures to third-party reinsurers utilizing different structures depending on the line of business.
While we offer up to $15.0 million of limit on our insurance policies, we generally seek not to retain more than $5.0 million of risk per policy and seek to utilize reinsurance to achieve that objective. At each renewal, we consider various factors when determining our reinsurance coverage, including (i) plans to change the underlying insurance coverage we offer, (ii) trends in loss activity, (iii) the level of our capital and surplus, (iv) changes in our risk appetite and (v) the cost, terms and availability of reinsurance coverage.

Currently, all of our lines of business (except Cyber) use a quota share reinsurance treaty where 25.0% of the exposure is ceded to reinsurers. Additionally, all of our lines of business (except Cyber) use an excess of loss reinsurance treaty ceding 65.0% of losses in excess of $5.0 million up to $15.0 million to our reinsurers. Cyber, as a specialized line of business, is placed under a separate quota share structure under which we currently cede 53.5% of the exposure to reinsurers. In addition to the core treaties outlined above, we may also place additional quota share insurance on specific risk classes, as we deem prudent.
Our reinsurance treaties typically have a 12- or 18-month term. During each renewal cycle, we may change our coverage terms or the composition of our reinsurance panel. Currently, the quota share reinsurance treaty for Cyber renews on January 1, 2024 while the remainder of our reinsurance treaties renew on May 1, 2024. Although exact cession percentages and specific coverage terms may vary at each treaty renewal, we intend to renew on similar terms as expiring to maintain our desired level of net risk appetite.
The following table summarizes the Company’s top five reinsurers, their A.M. Best financial strength rating and percent of total reinsurance recoverable as of December 31, 2022:

Reinsurer	A.M. Best Rating	% of Total
Renaissance Reinsurance U.S. Inc	A+	30.0%
Markel Global Reinsurance Company	A	28.0%
Endurance Assurance Corporation	A+	25.0%
Partner Reinsurance Company of the U.S.	A+	13.0%
Ascot Bermuda Limited	A	2.9%
All other reinsurers	At least A	1.1%
Total		100.0%
Contractual Obligations and Commitments
We have entered into software service agreements that have purchase obligations depending on the amount of premiums written. The fixed and determinable portion of these purchase obligations were approximately $1.2 million as of December 31, 2022, and comes due in 2023.
We have entered into two office lease agreements for our New York and Chicago offices, which are classified as operating leases. These leases expire in August 2024 and May 2025, respectively. The lease for our Chicago office contains an option to extend the length of the lease term. We are not reasonably certain that we will exercise the option to extend these leases. As of December 31, 2022, the discounted operating lease liabilities were $1.2 million.
Financial Condition
Stockholders’ equity
As of December 31, 2023, total stockholders’ equity was      million compared to total stockholders’ equity of $83.4 million as of December 31, 2022. The increase in total stockholders’ equity as of the year ended December 31, 2023 compared to the year ended December 31, 2022 was primarily due to        .
Dividend declarations
We declared       dividends during the year ended December 31, 2023. We did not declare any dividends during the year ended December 31, 2022.
Investment portfolio
We seek to maintain a diversified portfolio of instruments that prioritize invested capital preservation, with a secondary focus on generating predictable and stable returns. Our investment portfolio is tailored to align with the characteristics of the underlying insurance liabilities. Our asset allocation strategy focuses on high-quality fixed-

income instruments, with no appetite for equity or alternative investment risk. One of the primary features of our asset allocation is maintaining sufficient readily available funds to pay claims and expenses. Consequently, the bulk of our reserves are invested in securities which can be expected to maintain a close relationship between market and statement values, under most conditions. Our portfolio therefore consists entirely of cash, cash equivalents, short-term investments and investment-grade fixed-income securities.
We actively manage and monitor our investment risk to balance the goals of stable growth and liquidity with our need to comply with the insurance regulatory frameworks within which we operate as well as the capital framework agreements with AmFam. Our board of directors reviews and approves our investment policy and strategy on a regular basis.
As of December 31, 2023, the majority of our investment portfolio, or        million, was comprised of fixed maturity securities that are classified as available-for-sale and carried at fair value with unrealized gains (losses) recognized in accumulated other comprehensive loss. Also included in our investment portfolio were      million of short-term investments and      million of cash and cash equivalents. Our fixed maturity securities, including cash equivalents, had a weighted average effective duration of     years and an average rating of “     ” at December 31, 2023. Our fixed income investment portfolio had a book yield of      as of December 31, 2023, compared to 3.1% as of December 31, 2022.
As of December 31, 2023, the amortized cost and estimated fair value of our fixed-maturity, and short-term investments were as follows:

As of December 31, 2023	Amortized Cost	Fair Value	% of Total Fair Value
($ in thousands, except percentages)
Fixed maturity securities:
U.S. government and government agency
State and municipal
Commercial mortgage-backed securities
Residential mortgage-backed securities
Asset-backed securities
Corporate
Total fixed maturity securities
Short-term investments
Total investments
The table below summarizes the credit quality of our fixed maturity securities as of December 31, 2023:

As of December 31, 2023	Fair Value	% of Total Fair Value
($ in thousands, except percentages)
Rating
AAA
AA
A
BBB
Below BBB
Total

The amortized cost and estimated fair value of our available-for-sale investments in fixed-maturity securities summarized by contractual maturity as of December 31, 2023, were as follows:

As of December 31, 2023	Amortized Cost	Fair Value	% of Total Fair Value
($ in thousands, except percentages)
Fixed maturity securities:
Due in one year or less
Due after one year through five years
Due after five years through ten years
Due after ten years

Commercial mortgage-backed securities
Residential mortgage-backed securities
Asset-backed securities
Total
Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties, and the lenders may have the right to put the securities back to the borrower.
Restricted Assets
We are required to maintain assets in trust accounts to support the obligations of the 100.0% Quota Share Agreement with AmFam, a related party of the Company. The assets held in trust include fixed maturity securities, short-term investments and restricted cash and cash equivalents, as collateral for transactions with AmFam. The company is entitled to interest income earned on these restricted assets, which is included in net investment income in the Consolidated Statements of Income and Comprehensive Loss.

As of December 31, 2023	Fair Value
($ in thousands)
Restricted investments
Restricted cash and cash equivalents
Total restricted assets	$—
Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk of economic losses due to adverse changes in the estimated fair value of a financial instrument as the result of changes in interest rates, equity prices, foreign currency exchange rates and commodity prices. The primary component of market risk affecting us is interest rate risk associated with our investments in fixed maturity securities. We do not have material exposure to equity prices, foreign currency exchange rate risk or commodity risk.
Interest Rate Risk
Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. Fluctuations in interest rates have a direct effect on the market valuation of our fixed maturity securities. When market interest rates rise, the fair value of our securities decreases. Conversely, as interest rates fall, the fair value of our securities increases. Changes in interest rates will have an immediate effect on comprehensive loss and stockholders’ equity, but will not ordinarily have an immediate effect on net income. We manage this interest rate risk by investing in securities with varied maturity dates and by managing the duration of our investment portfolio in directional relation to the duration of our reserves.

As of December 31, 2023, the estimated fair value of our fixed maturity securities was     . We estimate that a 100-basis point increase in interest rates would cause a     decline in the estimated fair value of our fixed maturity securities portfolio, while a 100-basis point decrease in interest rates would cause a     increase in the estimated fair value of that portfolio. Actual results may differ from the hypothetical change in market rates assumed in this disclosure. This sensitivity analysis does not reflect the results of any action that we may take to mitigate such hypothetical losses in fair value.
Credit Risk
Credit risk is the potential loss resulting from adverse changes in an issuer’s ability to repay its debt obligations. We have exposure to credit risk as a holder of fixed maturity securities. Our investment policy is designed to primarily invest in debt instruments of high credit quality issuers and to manage the amount of credit exposure with limits on particular ratings categories, limits for any one issuer and limits for sectors and regions. We monitor our investment portfolio to ensure that credit risk does not exceed prudent levels. The majority of our investment portfolio is invested in high credit quality, investment grade fixed maturity securities. As of December 31, 2023, our fixed maturity portfolio has an average rating by at least one nationally recognized rating organization of “     ,” with approximately     rated “     ” or better. We purchase fixed maturity securities based on our assessment of the credit quality of the underlying assets without regard to insurance.
In addition, we are subject to credit risk as we cede a portion of our risks to reinsurers. Although our reinsurers are obligated to reimburse us to the extent we cede risk to them, we are ultimately liable to our policyholders on all risks we have ceded. As a result, reinsurance contracts do not limit our ultimate obligations to pay claims covered under the insurance policies we issue and we might not collect amounts recoverable from our reinsurers. We address this credit risk by selecting reinsurers that have an A.M. Best rating of “A” (Excellent) or better at the time we enter into the agreement and by performing, along with our reinsurance broker, periodic credit reviews of our reinsurers. As of December 31, 2023,        of our reinsurance recoverables were either derived from reinsurers rated “A” (Excellent) by A.M. Best, or better.
Critical Accounting Policies and Estimates
We identified the following accounting estimates as critical to the understanding of our financial position and results of operations:
•reserves for losses and loss adjustment expenses;
•reinsurance recoverable;
•fair value measurements of financial assets and liabilities; and
•deferred income tax.
Critical accounting estimates are defined as those estimates that are both important to the portrayal of our financial condition and results of operations and require us to exercise significant judgment. We use significant judgment concerning future results and developments in applying these critical accounting estimates and in preparing our consolidated financial statements. These judgments and estimates affect our reported amounts of assets, liabilities, revenues and expenses and the disclosure of our material contingent assets and liabilities. Actual results may differ materially from the estimates and assumptions used in preparing the consolidated financial statements. We evaluate our estimates regularly using information that we believe to be relevant. For a detailed discussion of our accounting policies, see Note 2, “Significant Accounting Policies,” to our consolidated financial statements included elsewhere in this prospectus.
Reserves for Losses and Loss Adjustment Expenses
Reserve for losses and loss adjustment expenses represents our estimated ultimate cost of all reported and unreported losses and loss adjustment expenses incurred and unpaid at the balance sheet date. We do not discount our reserves for losses to reflect estimated present value. We estimate the reserves using individual case-basis valuations of reported claims and statistical analyses and various actuarial procedures. Those estimates are based on our historical information, industry and peer group information and our estimates of future trends in variable factors such as loss severity, loss frequency and other factors such as inflation. We regularly review our estimates and adjust them as necessary as experience develops or as new information becomes known to us. Additionally, during the loss settlement period, it often becomes necessary to refine and adjust the estimates of liability on a claim either upward or downward. Even after such adjustments, the ultimate liability may exceed or be less than the revised estimates. Accordingly, the ultimate settlement of losses and loss adjustment expenses may vary significantly from the estimate included in our financial statements.
We categorize our reserves for unpaid losses and loss adjustment expenses into two types: case reserves and reserves for IBNR.
Case reserves are established for individual claims that have been reported to us. We are notified of losses by our insureds, their agents or our brokers. Based on the information provided, we establish case reserves by estimating the ultimate losses from the claim, including defense costs associated with the ultimate settlement of the claim. Our claims department personnel use their knowledge of the specific claim along with advice from internal and external experts, including underwriters and legal counsel, to estimate the expected ultimate losses.
With the assistance of an independent actuarial firm, we estimate the cost of losses and loss adjustment expenses related to IBNR based on an analysis of several commonly accepted actuarial loss projection methodologies. The IBNR that we book represents management’s best estimate.
The following tables summarize our gross and net reserves for unpaid losses and loss adjustment expenses as of December 31, 2023 and 2022.

Year Ended December 31, 2023
	Gross	% of Total	Net	% of Total
($ in thousands, except percentages)
Case reserves
IBNR
Total reserves

	Year Ended December 31, 2022
	Gross	% of Total	Net	% of Total
	($ in thousands, except percentages)
Case reserves	$7,573	3.7%	$6,064	4.2%
IBNR	199,478	96.3%	137,606	95.8%
Total reserves	$207,051	100.0%	$143,670	100.0%
The process of estimating the reserves for losses and loss adjustment expenses requires a high degree of judgment and is subject to several variables. In establishing the quarterly actuarial recommendation for the reserves for losses and loss adjustment expenses, consideration is given to several actuarial methods. A first step is to select an initial expected ultimate loss and ALAE ratio for each reserving segment. This is done with assistance from our actuarial consultants. Consideration is given to input from our underwriting and claims departments, internal pricing data and industry benchmarks provided by our actuarial consultants. The actuarial methods utilize, to varying degrees, the initial expected loss ratio, analysis of industry and internal claims reporting and payment patterns, paid and reported experience, industry loss experience and changes in market conditions, policy forms, exclusions and exposures. The actuarial methods used to estimate loss and loss adjustment expense reserves are:
•Reported and/or Paid Loss Development Methods — Ultimate losses are estimated based on historical or industry loss reporting (or payout) patterns applied to current reported (or paid) loss and ALAE. Reported losses are the sum of paid and case losses. Industry development patterns are substituted for historical development patterns when sufficient historical data is not available.

•Reported and/or Paid Bornhuetter-Ferguson Method — Ultimate losses are estimated as the sum of cumulative reported (or paid) losses and estimated IBNR (or unpaid) losses. IBNR (or unpaid) losses are estimated based on historical or industry reporting (or payout) development patterns and the initial expected ultimate loss and ALAE ratio.
Since our loss experience is less mature, we are primarily relying on a weighting between the initial expected loss and ALAE ratio and the indications resulting from the Reported Bornhuetter-Ferguson Method.
Our reserves are driven by several important factors, including litigation and regulatory trends, legislative activity, climate change, social and economic patterns, and claims inflation assumptions. Our reserve estimates reflect current inflation in legal claims’ settlements and assume we will not be subject to losses from significant new legal liability theories. Our reserve estimates assume that there will not be significant changes in the regulatory and legislative environment. The impact of potential changes in the regulatory or legislative environment is difficult to quantify in the absence of specific, significant new regulation or legislation. In the event of significant new regulation or legislation, we will attempt to quantify its impact on our business, but no assurance can be given that our attempt to quantify such inputs will be accurate or successful.
Although we believe that our reserve estimates are reasonable, it is possible that our actual loss experience may not conform to our assumptions. Specifically, our actual ultimate loss ratio could differ from our initial expected loss ratio or our actual reporting and payment patterns could differ from our expected reporting and payment patterns, which are based on our own data and industry data. Accordingly, the ultimate settlement of losses and the related loss adjustment expenses may vary significantly from the estimates included in our financial statements. We regularly review our estimates and adjust them as necessary as experience develops or as new information becomes known to us. Such adjustments are included in the results of current operations.
The table below quantifies the impact of potential reserve deviations from our carried reserve as of December 31, 2023. We applied sensitivity factors to incurred losses for the three most recent accident years and to the carried reserve for all prior accident years combined. We believe that potential changes such as these would not have a material impact on our liquidity.

			Potential Impact on 2023
Sensitivity	Accident Year	Net Ultimate Losses and Loss Adjustment Expense Sensitivity Factor	Net Ultimate Incurred Losses and Loss Adjustment Expenses	Net Losses and Loss Adjustment Expense Reserve	Pre-tax Income	Stockholders’ Equity(1)
		($ in thousands, except percentages)
Sample increases	2023	5.0%
	2022	4.0%
	2021	3.0%
	Prior	5.0%
Sample decreases	2023	(5.0)%
	2022	(4.0)%
	2021	(3.0)%
	Prior	(5.0)%
_______________
(1)In 2023, the effective tax rate was consistent with the U.S. corporate income tax rate of 21% and is used to estimate the potential impact to stockholders’ equity.
The amount by which estimated losses differ from those originally reported for a period is known as “development.” Development is unfavorable when the losses ultimately settle for more than the amount reserved or subsequent estimates indicate a basis for reserve increases on unresolved claims. Development is favorable when losses ultimately settle for less than the amount reserved or subsequent estimates indicate a basis for reducing loss reserves on unresolved claims. We reflect favorable or unfavorable development of loss reserves in the results of operations in the period the estimates are changed.
Reinsurance recoverables
We enter into reinsurance contracts to limit our exposure to potential large losses. Our reinsurance is primarily contracted under quota-share reinsurance treaties and excess of loss treaties. In quota-share reinsurance, the reinsurer agrees to assume a specified percentage of the ceding company’s losses arising out of a defined class of business in exchange for a corresponding percentage of premiums, net of a ceding commission. In excess of loss reinsurance, the reinsurer agrees to assume all or a portion of the ceding company's losses, in excess of a specified amount. In excess of loss reinsurance, the premium payable to the reinsurer is negotiated by the parties based on their assessment of the amount of risk being ceded to the reinsurer because the reinsurer does not share proportionately in the ceding company's losses.
The recognition of reinsurance recoverables requires two key estimates as follows:
•The first estimate is the amount of loss reserves to be ceded to our reinsurers. This amount consists of our case reserves and IBNR. See “Reserve for Losses and Loss Adjustment Expenses” under “Critical Accounting Policies and Estimates” above and Note 2, “Significant Accounting Policies” in our consolidated financial statements in this prospectus for further discussion.
•The second estimate is the amount of the reinsurance recoverable balance we believe will ultimately not be collected from reinsurers. We are selective in choosing reinsurers, buying reinsurance from reinsurers with an A.M. Best rating of “A” (Excellent) or better. The amount we ultimately collect may differ from our estimate due to the ability and willingness of reinsurers to pay claims, which may be negatively impacted by factors such as insolvency, contractual disputes over contract language or coverage and/or other reasons. In addition, economic conditions and/or operational performance of a particular reinsurer may deteriorate, and this could also affect the ability and willingness of a reinsurer to meet their contractual obligations
As of December 31, 2023, we believe        of our recoverables are collectible and, therefore, the total provision for current expected credit losses recorded against recoverables is          .
Fair value measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is determined based on a fair value hierarchy that prioritizes the use of observable inputs over the use of unobservable inputs and requires the use of observable inputs when available. The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels, as follows:
▪Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
▪Level 2: Significant other observable inputs other than Level 1 inputs, such as quoted prices in active markets for similar assets or liabilities, quoted prices in inactive markets for identical assets or liabilities, or other inputs that are directly or indirectly observable through market-corroborated inputs, such as interest rates, yield curves, prepayment speeds, default rates, or loss severities.
▪Level 3: Significant unobservable inputs used to measure fair value to the extent that relevant observable inputs are not available, and that reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the measurement date.
See Note 4, Fair Value Measurements, in our consolidated financial statements included in this prospectus for further discussion regarding our fair value disclosures.

Deferred income taxes
We record deferred income taxes as assets or liabilities on our balance sheet to reflect the net tax effect of the temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and their respective tax bases. Deferred tax assets and liabilities are measured by applying enacted tax rates in effect for the years in which such differences are expected to reverse. Our deferred tax assets result from temporary differences primarily attributable to unearned premium reserves, unrealized losses on investments and loss reserves. Our deferred tax liabilities result primarily from deferred policy acquisition costs. We review the need for a valuation allowance related to our deferred tax assets each quarter. We reduce our deferred tax assets by a valuation allowance when we determine that it is more likely than not that some portion or all of the deferred tax assets will not be realized. The assessment of whether or not a valuation allowance is needed requires us to use significant judgment. See Note 11, “Income Taxes” in our consolidated financial statements included in this prospectus for further discussion regarding our deferred tax assets and liabilities.
Recent Accounting Pronouncements
Refer to Note 2, “Significant Accounting Policies,” in our consolidated financial statements in this prospectus for further discussion regarding our recent accounting pronouncements.

BUSINESS
Who We Are
We are a profitable and growing company providing specialty P&C insurance products. We were founded by industry veteran Stephen Sills and are led by a highly experienced and respected underwriting team with decades of individual, successful underwriting experience. We focus on providing “craft” solutions in our specialty lines and classes of business that we believe require deep underwriting and claims expertise in order to produce attractive financial results. We have initially focused on underwriting Casualty, Professional Liability and Healthcare risks where our management team has deep experience. Across our underwriting divisions, our policyholders vary in size, industry and complexity and require specialized, innovative and customized solutions where we individually underwrite and structure policies for each account. As a result, our products are primarily written on an E&S basis, where we have flexibility of rate and policy form. Our underwriting teams collaborate across our claims, actuarial and legal departments, ensuring they are aware of developments that could impact our business and using a consistent approach to our underwriting. We handle our claims in-house; our claims management teams, which align with our three underwriting divisions, have significant experience in the markets on which we focus and work closely with our underwriting and actuarial teams, keeping them informed of claims trends, providing feedback on emerging areas of loss experience and identifying and addressing key issues and adjusting loss reserves as appropriate. We distribute our products through carefully selected relationships with leading distribution partners in both the retail and wholesale markets. We pride ourselves on the quality and experience of our people, who are committed to exceeding our partners’ expectations through excellent service and expertise. Our collaborative culture spans all functions of our business and allows us to provide a consistent, positive experience for all of our partners. This consistency of experience, combined with our client-focused approach, has created a company with which our distribution partners want to work, supporting the continued growth of our platform.
Our principal objective is to create and sustain superior returns for our stockholders by generating consistent underwriting profits across our product lines and through all market cycles, while prudently managing capital. Since writing our first policy in November 2020, we have grown substantially, generating gross written premiums of $223.9 million for the year ended December 31, 2021, our first full underwriting year, and $356.9 million for the year ended December 31, 2022, a year-over-year increase of 59.4%. For the year ended December 31, 2022, we delivered a combined ratio of 94.6%, net income of $11.3 million and a return on equity of 13.1%. We believe that our current market opportunity, differentiated expertise, relationships, culture and leadership team position us well to continue to grow our business profitably.
BICI is domiciled and licensed as an admitted insurer in the state of Wisconsin. BSUI is a licensed business entity producer, domiciled as an insurance producer and an MGA in the state of Texas, and a licensed agency in all 50 states, Washington D.C. and Puerto Rico. BSUI does business as “Bowhead Specialty Insurance Services” in California, Illinois, Nevada, New York, Utah and Virginia. Through our relationship with AMFIC and its subsidiaries, we are able to write business on an admitted basis in all 50 states and Washington D.C. and on a non-admitted basis in all 50 states, Washington D.C. and Puerto Rico.
We founded our business in September 2020, recognizing a favorable pricing environment and a growing and unmet demand from brokers and policyholders for craft solutions and quality service in complex lines of business. We built a nimble, remote-friendly organization able to attract best-in-class talent that we source nationwide to service this demand, with over 190 employees across the country who are committed to operational excellence and superior service. We are backed by capital provided by Gallatin Point Capital and our strategic partner, AmFam, a mutual insurer with an financial strength rating from A.M. Best and approximately of policyholder surplus as of December 31, 2023. We originate business on the paper of AmFam and reinsure 100.0% of the insurance business we originate from AmFam to BICI, our wholly-owned insurance company subsidiary. Our partnership with AmFam has enabled us to grow quickly but prudently, deploying capital and adding employees when business and growth justified.

Our Business
We currently offer craft solutions to a wide variety of businesses across three underwriting divisions: Casualty, Professional Liability and Healthcare. The below chart reflects our gross written premiums by underwriting division and product for the year ended December 31, 2022:

FY2022 Gross Written Premiums: $356.9 million
Healthcare 17%
Professional Liability 30%
Casualty 54%
HCML 2%
MMF 2%
Managed Care 3%
Senior Care 4%
Hospitals 5%
Cyber <1%
Private D&O 3%
E&O 4%
Public D&O 11%
Financial Institutions 12%
Primary Practice 1%
Primary Other 2%
Primary Projects 7%
Excess Other 10%
Excess Practice 16%
Excess Projects 17%

Note: E&O includes Lawyers and MPL

We take a highly collaborative and customized approach to underwriting. Our fully integrated and accountable underwriting methodology brings the specialized industry knowledge, business acumen and strong distribution relationships that we believe are required to profitably underwrite the complex lines of business on which we focus. Our underwriting teams all have deep underwriting and industry experience in the lines of business we write. We aim to offer craft solutions to our clients in a timely and consistent manner. We underwrite, structure and price quotes on a case-by-case basis while maintaining disciplined risk parameters including strict policy limits. We have developed and constantly evaluate our risk framework with significant input from our actuarial, claims, legal and finance functions. Similarly, we frequently hold “roundtable” discussions, which are a key part of our underwriting process, and depending on the risk, can occur at multiple levels across the company, often involving functions outside of underwriting teams, including actuarial, claims, legal and finance. Roundtables allow our underwriters to leverage appropriate expertise across the organization; our culture of collaboration and accountability means that underwriting decisions are not made in isolation, allowing us to deliver consistent underwriting decisions with input from multiple perspectives.
Casualty: Our Casualty division provides tailored solutions on a primary and excess basis through a wholesale-only distribution channel and consists of a team of experienced underwriters with nationwide capabilities who excel at handling complex risks. We specialize in GL coverage for risks in the construction, distribution, heavy manufacturing, real estate and hospitality segments and also consider underwriting risks in a broader range of industries. Within these industries, we seek to identify specific segments that play to our strengths and in which we believe we can generate profitable growth. For example, within construction, a $2.2 trillion industry in the U.S. as of December 31, 2022 according to the Bureau of Economic Analysis, we seek to participate in large, complex and engineered construction projects.

Product	Description	Distribution
Excess Projects	•Offers excess coverage to large commercial general contractors or developers on single commercial, residential and infrastructure projects	•E&S products distributed by wholesale brokers
Excess Practice	•Offers annually renewable excess coverage for GL, Product Liability and Auto Liability to middle market contractors (typically from $100 million to $1 billion in revenue) nationally	•E&S products distributed by wholesale brokers
Excess Other	•Offers annually renewable first excess, or higher excess, coverage to real estate, hospitality, public entity or manufacturing companies	•Primarily E&S products distributed by wholesale brokers
Primary Projects	•Offers wrap-up GL coverage to large general contractors and developers on single commercial and residential projects	•E&S products distributed by wholesale brokers
Primary Practice	•Offers annually renewable GL coverage to middle market (under $100 million in revenue) general contractors and subcontractors	•E&S products distributed by wholesale brokers
Primary Other	•Offers GL coverage to middle market (under $200 million in revenue) commercial and industrial manufacturers and distributors	•E&S products distributed by wholesale brokers
Professional Liability: Our Professional Liability division provides underwriting solutions on both an admitted and E&S basis for standard and nonstandard risks and writes for a broad variety of entities, including publicly traded and privately held FIs as well as not-for-profit organizations. We distribute this business through retail and wholesale channels. The Professional Liability market, in general, is highly competitive; however, we believe that there are specific sub-markets, including in FI, private D&O and E&O, that have attractive growth and return potential. Additionally, we selectively pursue exposures in small and middle market public D&O where we believe pricing remains favorable and view Cyber and Technology E&O as a significant growth opportunity where we are developing primary capabilities to target smaller accounts that we believe are experiencing less rate pressure compared with larger accounts.

Product	Description	Distribution
FI
•Offers suite of management liability products including D&O, E&O, EPL, Fiduciary, Fidelity and related lines to asset and investment management companies, banks and lenders, insurance companies and emerging FI companies including specialty niches
•Also offers primary coverage for specific FI segments, including investment management, on a manuscript basis
•Primarily admitted products mostly distributed by retail agents
Public D&O	•Offers primary and excess coverage to public companies of all sized in a wide variety of sectors •Also offers Excess Fiduciary and EPL coverage	•Primarily admitted products mostly distributed by retail agents
Private D&O	•Offers D&O, EPL, Fiduciary and Crime coverage in a package policy with separate or shared limits to private and not-for-profit entities	•Primarily admitted products mostly distributed by retail agents
E&O (includes MPL and Lawyers)
•Offers Primary and Excess Miscellaneous E&O coverage to approximately 40 classes of businesses, including property managers, developers and construction management, associations, franchisors and consultants
•Also offers Excess Lawyers Professional Liability coverage to law firms up to 100 attorneys
•Primarily E&S products, mostly distributed by wholesale brokers
Cyber	•Offers Excess follow-form Cyber and Technology E&O Liability coverage to middle market and large corporate organizations	•E&S products mostly distributed by retail agents
Healthcare: Focusing exclusively on healthcare entities, our Healthcare division provides tailored solutions for nonstandard risks faced by healthcare organizations on both a primary and excess basis. We offer PL/GL, as well as Management Liability, across four major healthcare segments—hospitals, senior care providers, managed care organizations and miscellaneous medical facilities—through select retail and wholesale channels. Within Healthcare, we have seen rate increases for several years starting initially with Senior Care followed by Managed Care and more recently in the Hospitals segment. We believe these rate increases were the result of carriers restricting their underwriting appetite following increases in both the frequency and severity of claims caused both by inadequate pricing and outsized settlements and jury verdicts (sometimes referred to as “social inflation”). We aim to expand our Healthcare business meaningfully with sophisticated hospital buyers for which we believe we have differentiated underwriting expertise and claims handling capabilities, with large senior care facilities in a segment that continues to grow alongside population demographics, in the specialized Managed Care E&O marketplace where we believe we have limited competition and in other specialized markets within the healthcare sector where we anticipate profitable growth opportunities.

Product	Description	Distribution
Hospitals	•Offers excess Healthcare PL/GL coverage to hospitals on an insurance or facultative reinsurance basis	•E&S products distributed mostly by retail brokers
Senior Care
•Offers Healthcare PL/GL coverage to skilled care, assisted living, independent living and continuing care retirement community facilities
•Considers traditional structures as well as alternative solutions
•E&S products distributed by retail and wholesale brokers
Managed Care	•Offers Managed Care E&O coverage to various classes of managed care providers and payors	•E&S products distributed by retail and wholesale brokers
MMF	•Offers Healthcare PL/GL coverage to outpatient medical facilities •Considers traditional structures as well as alternative solutions	•E&S products mostly distributed by wholesale and retail brokers
HCML	•Offers primary and excess D&O, EPL, Fiduciary and Crime coverage to all classes listed above, including through a package policy with separate or shared limits	•Primarily admitted products distributed by retail and wholesale brokers
The below chart reflects our gross written premiums by product type and distribution channel for the year ended December 31, 2022:
Because our clients often require highly customized solutions not available in the admitted market, our business is primarily written on an E&S basis. This approach allows us to maximize our policy flexibility and meet our policyholders’ unique needs all while delivering the differentiated level of service and execution for which we have developed a reputation.
We see an opportunity to underwrite an attractive range of risks in a sustainable and profitable manner and seek to employ underwriters with the technical expertise to structure terms and conditions and prudently manage risks across such lines of business. We execute this approach through thoughtful and careful risk selection and limit deployment while seeking to optimize our results. We aim to take advantage of a market that continues to grow as businesses and risks continue to evolve. We believe that our remote-friendly platform enables us to scale our capabilities nimbly within lines of business that we feel align with our expertise, goals and risk appetite. We believe that this approach is a key differentiator in positioning us to grow profitably across market cycles in each of our core competencies.
We are able to deliver mutually beneficial and bespoke solutions thanks to the deep, long-standing wholesale and retail distribution relationships that our underwriters have established. We go to market under the Bowhead brand, leveraging the strong reputation that we have quickly established within the broker community. We distribute our products through a network of retail and wholesale broker organizations utilizing different channels and relationships across our three underwriting divisions. In Casualty, we focus on partnering with wholesale distributors, whereas in Professional Liability and Healthcare, we work with a combination of retail and wholesale partners. We source our broker relationships based on quality of business and reputation and alignment of long-term objectives. We strive to maintain a core group of brokers that consider us to be their “first call.” We take a deliberate approach to building our broker network and actively evaluate new and existing broker relationships based on the opportunities we see and choose to pursue in the market.
We handle our claims in-house, which we believe to be a key competitive differentiator. Aligning with our underwriting focus on specific product lines, our claims management teams are highly specialized to ensure that they can apply their expertise in handling claims to each market we serve. As part of our collaborative approach, our claims teams frequently participate in underwriting discussions, both internally and with our distribution partners and policyholders. We believe maintaining full control of the claims-handling process allows us to meet our rigorous quality standards and manage our losses and LAE effectively, and ultimately leads to more profitable underwriting.
We have a remote-friendly operating model with most employees working remotely supplemented by targeted, in-person collaboration. We formed our company during COVID-19 mandated lockdowns, which initially required us to be 100% remote. Our management team built our company’s operating platform and developed its culture from the beginning to function nimbly in a hybrid environment. This approach has enabled us to recruit talented employees nationwide without regard for Bowhead-specific office locations. We use frequent video calls to collaborate throughout the day and hold a weekly company-wide call to align on short- and long-term goals. We encourage employees near our New York City and Chicago offices to work in the office on Wednesdays and use off-site meetings and conferences to get broader groups of employees together in person throughout the year. We believe our hybrid operating model is a competitive advantage in terms of attracting talent and maintaining our collaborative culture. Unlike other insurance companies that are trying to bring employees back to the office or learning to operate in a hybrid environment, our remote-friendly operating model is an innate part of our culture and a meaningful contributor to our success.
Our nimble business model enables us to leverage technology, data and analytics efficiently throughout each stage of the underwriting process. Our modern, cloud-based technology platform enables us to leverage technology that we have created in-house and by using leading third-party solutions. We have developed proprietary underwriting tools, BRATs, for the lines in which we write business, and which are further supplemented with customized third-party data. Our technology investments focus on development and integration of data, while our technology tools allow us to understand the underlying risks for each line of business, enabling us to provide rapid feedback to brokers on structure and price.
We believe in the profitability of the business we write, and consequently look to retain as much of that premium as possible while maintaining strict risk limits. We strategically purchase reinsurance through pro rata and excess of loss reinsurance agreements on a treaty or facultative basis with a goal of protecting our capital and minimizing volatility in our earnings from severity events. We focus on a diversified panel of high-quality reinsurance partners. As of December 31, 2022, 100.0% of our reinsurance recoverables were derived from reinsurers with an “A” (Excellent) financial strength rating from A.M. Best, or better.
Our Competitive Strengths
We believe that our competitive strengths include:
Focus on targeted, specialty P&C market segments with profitable growth opportunities. We primarily operate in the $72.9 billion U.S. commercial E&S market (for the year ended December 31, 2022) that has grown 21.4% annually since 2018. We carefully selected specific segments of this market, only entering markets in which we can profitably grow by leveraging our significant underwriting expertise or by acquiring talent with proven track records of generating underwriting profits. Our target markets have experienced meaningful dislocations and have outperformed the broader U.S. commercial E&S market in loss ratio by six points annually on average over the same five-year period. We believe that we have positioned ourselves as a leader within our sectors and believe our specialized, innovative and customized underwriting approach combined with our strong broker relationships will provide us with an enduring competitive advantage.
Disciplined approach to underwriting led by highly experienced teams with specialized expertise. Our underwriting team is led by industry veterans, who have each served as senior insurance executives, with more than 17 decades of combined industry experience. They bring specialized industry knowledge, strong distribution relationships and long track records of profitably underwriting the lines of business in which we specialize. We underwrite each risk individually, within prudently managed risk limits, to meet the unique demands of our policyholders. We focus on delivering accurate pricing, speed of execution and consistency to our clients across market cycles.
Fully integrated and accountable underwriting value chain. We maintain strict control across our underwriting value chain that is managed in-house and fully integrated across origination, structuring, data and analytics, actuarial, claims and legal. These functional teams are not siloed, but rather work in close coordination with our underwriters in order to provide flexible solutions to our customers quickly and profitably. Our organization is singularly focused on underwriting results.
Deep, long-term distribution relationships based on expertise, service and mutual benefit. Our management team and underwriters have built meaningful long-term relationships with the leading distributors in their respective lines and classes of business. We are selective in choosing our distribution partners and look for those that have technical expertise in our chosen lines and a shared commitment to excellent service. Further, we seek out situations where we have the ability to write a significant portion of a distribution partner’s business. We provide our brokers timely responses and feedback to submissions and mobilize resources across the organization to get the right deals done. As a result, we consistently receive high-quality business from our broker network. We believe our existing broker relationships and our approach to maintaining these relationships are key components to our long-term growth and success.
Highly collaborative and execution-oriented culture that spans across all functions working toward a common goal of underwriting profitability. Across our company, we collaborate at all levels and operational functions. We frequently hold roundtable discussions whereby key members of our team provide insights and perspectives to allow us to assess emerging opportunities quickly and holistically, all while establishing a common culture of excellence. We leverage technology and our flat organizational structure to mobilize our resources across the organization to execute on opportunities promptly.
Nimble and efficient platform with hybrid operating model and modern technology. We built our operating platform using the latest available technology on a remote-friendly basis. We believe our current hybrid operating model provides us with a significant competitive advantage to attract and retain the best industry talent from across the country to our organization and to deploy them locally to meet our clients’ unique needs. Our cloud-based modern technology systems allow us to run day-to-day operations efficiently and integrate new tools seamlessly. We developed our pricing and analytics tools purposefully in-house and we strategically leverage third-party technology partnerships where we deem them to be more efficient. We have none of the typical legacy systems issues that impact many of our competitors.
Strong balance sheet with a conservative investment portfolio and no reserves from accident years prior to 2020. We believe our strong balance sheet is a key advantage that enables us to grow our business while delivering strong financial performance. We maintain a conservative investment portfolio concentrated in liquid and highly rated fixed income securities. We entered the market toward the end of 2020 when insurance rates were starting to increase following multiple years of rate inadequacy. Since then, we have continued to experience a favorable pricing environment, while many of our competitors are dealing with the potential for adverse developments. We have built a robust reserving process and regularly review our estimates in consultation with independent advisors to benchmark against industry experience.
Experienced and entrepreneurial leadership team. We have assembled what we believe is a best-in-class team of leaders from across the P&C insurance industry. Our team is comprised of highly experienced executives who have previously held leadership roles across underwriting, claims, actuarial, technology, legal and operations at leading insurance companies. We are led by our founder and Chief Executive Officer, Stephen Sills, who has over four decades of experience launching and leading businesses in the specialty P&C industry. Prior to Bowhead, Stephen founded two specialty insurance businesses that went public: Darwin and Executive Risk. As the founder and Chief Executive Officer of those organizations, Stephen was responsible for achieving annualized stock price appreciation between their IPOs and sales to larger companies of 38.8% and 44.1%, respectively, as compared to 0.5% and 22.1% annualized returns of the S&P 500 during those same periods. Our Chief Underwriting Officer, David Newman, has over four decades of experience, including serving as Chief Underwriting Officer at Darwin, where he worked closely with Stephen Sills, and as the Chief Underwriting Officer at Allied World in the North America and Global Markets division, following the acquisition of Darwin. Our leadership team, including Stephen, David and each of our three underwriting leads, has an average of more than 30 years of experience in their respective areas of expertise. In addition, our board of directors is comprised of accomplished industry practitioners who bring decades of invaluable experience from prior roles at insurance and financial services companies.
Our Strategy
We believe that our approach to our business will allow us to achieve our goals of both growing our business and generating attractive returns for our stockholders. Our strategy involves:
Attract and retain best-in-class talent across the business. Our long-term success as an organization relies on hiring and retaining the right people to help us grow our business profitably. We seek to hire talented professionals nationwide with strong industry experience and technical expertise across our organization to help drive underwriting performance and operational efficiencies. We believe that our hybrid operating model and entrepreneurial, collaborative, execution-driven and customer-first culture have made us a company of choice for the best talent in the industry.
Profitably grow our existing lines of business. We are focused on generating an underwriting profit while growing our existing book of business sustainably. In 2022, our second full year of operations, we generated a 61.1% loss ratio and 94.6% combined ratio, while achieving a 59.4% year-over-year growth in gross written premiums. Our business lines are highly specialized and require deep industry knowledge and strong execution capabilities. As a result, we believe we are able to generate underwriting profitability by identifying market dislocations early and executing on these opportunities quickly. As the demand for specialized insurance solutions continues to rise, we expect to continue capitalizing on the broader market opportunity and expanding our market share to generate strong underwriting results.
Opportunistically and strategically expand into new products and markets. We actively evaluate new lines of business for capital deployment based on our established capabilities in the specialty P&C market. We believe we can leverage our distribution relationships and expertise in Casualty, Professional Liability and Healthcare to expand into adjacent lines and classes that share a similar underwriting framework. We also believe there is an attractive opportunity in the small and micro commercial lines segment, where we can generate new and profitable growth opportunities by leveraging our existing expertise and distribution relationships. We constantly monitor the broader market to evaluate opportunities to expand organically where we believe there is a match between our broader capabilities and our perception of attractive underlying market conditions and needs.
Maintain our underwriting-first culture across market cycles. We strive to deliver consistent and strong underwriting results in all market cycles. We take a methodical approach to building our lines of business and our distribution network. We do not chase pricing trends; we aim to get ahead of them by identifying leading indicators at the micro level, forming our own view of risks and executing promptly when opportunities arise. We will only pursue lines of business that align with our expertise and expected underwriting profitability. We have developed tools and resources to enable quick and accurate decision-making and to monitor alignment between our underwriting framework and bottom-line results. We believe our continuous focus on underwriting excellence will allow us to generate profitable growth through all market cycles.
Leverage expertise, technology, data and analytics to drive underwriting performance. As we have established our platform, we have made significant investments in technology, and will continue to do so to support our growth and operational efficiency. We leverage our BRATs to drive efficiency, accuracy and speed in our underwriting process. BRATs allow underwriters to streamline underwriting workflows and make pricing decisions that are based on a consistent view of risk informed by our own loss experience and broader industry level developments. We continue to introduce and integrate new tools into our internal system to allow our underwriters to process quotes more efficiently and perform day-to-day tasks in seamless coordination with other functions. Our goal as an organization is to build a technology stack that frees up our underwriters from performing highly repetitive, uniform tasks and allows them to apply judgment, creativity and critical thinking to form solutions that can be executed quickly. Our focus on developing technology, data and analytics to drive efficiency is central to our “underwriting-first” strategy.
Deliver attractive returns on capital to our stockholders. We intend to deliver attractive underwriting results, overall profitability and returns to our stockholders through underwriting expertise and disciplined risk management, supported by a conservative investment strategy, legacy free reserves and prudent approach to capital deployment. We aim to take advantage of our strong balance sheet to deploy capital prudently and profitably across market cycles. We believe that current market conditions present an attractive opportunity for growth and our underwriting-first approach will allow us to generate profitable and sustainable underwriting results over the long term.
Industry
P&C insurance companies provide insurance coverage under a policy in exchange for premiums paid by the customer. An insurance policy is a contract between the insurance company and the insured under which the insurance company agrees to pay for losses suffered by the insured, or a third-party claimant, covered under the contract. Generally speaking, property insurance provides protection against direct physical damage to property (such as from fire, theft and weather), while casualty insurance provides coverage for professional, healthcare and other liabilities arising from legal culpability for causing damages through malpractice or negligence. Within P&C, insurance may be provided either to individuals (“personal lines”) or to businesses (“commercial lines”). According to S&P Global, the U.S. P&C insurance industry generated approximately $450.8 billion in commercial lines direct premiums written (“DPW”) for the year ended December 31, 2022. For the year ended December 31, 2022, 100.0% of our DPW were written in commercial lines.
Within commercial lines, we operate in the specialty P&C market. Although no standard definition for the specialty market exists, Standard & Poor’s Ratings Services indicates that the following lines of business or exposure profiles exemplify the space: high-hazard or nonstandard insurance, niche market segments, tailored underwriting and both admitted and E&S lines. Many specialty insurers offer both admitted and E&S products, depending on the market conditions and regulatory requirements. Admitted product rates and policy forms are highly regulated and coverage tends to be standardized, while E&S products and policies have freedom of rate and form and can be highly customized. E&S coverage is generally placed only when determined to be unavailable in admitted markets. Because E&S markets typically require specialized knowledge, E&S policies tend to be priced higher and coverage more narrowly defined compared to standard policies in the admitted market. In addition to price, competition between insurance carriers in the E&S market also focuses on other value-based considerations, such as availability, service and expertise. According to S&P Global, the U.S. P&C insurance industry generated approximately $72.9 billion in commercial E&S DPW in 2022, representing approximately 16.2% of the overall U.S. commercial P&C market. We underwrite business on both an admitted and E&S basis, depending on the specific product and segments that we target. For the year ended December 31, 2022, 78.3% of our gross written premiums were attributable to E&S products.

P&C companies are exposed to pricing cycles that alternate between periods of “soft” and “hard” market conditions. A soft market is characterized by stable or excessive supply of underwriting capacity, resulting in flat or declining rates or premiums, while a hard market is generally driven by a shortage of underwriting capacity whereby coverage is harder to place, resulting in elevated rates and premiums. P&C market cycles tend to correlate with catastrophic events, both natural and man-made, and developments in the macro economy that impact underwriting capacity through incurred or expected losses. We believe that over the past several years elevated attritional loss activity, increasingly frequent natural catastrophic events and social inflation have contributed to significant pricing dislocation within the broader specialty commercial markets whereby insurers have been withdrawing capacity and increasing rates, resulting in a continuous flow of P&C business into E&S markets. According to S&P Global, from 2018 to 2022, DPW for the U.S. commercial E&S market generated a compounded annual growth rate (“CAGR”) of 21.4%, compared to a CAGR of 8.9% for overall U.S. commercial P&C DPW over the same five-year period.
The distribution of commercial specialty insurance products is typically different than that of either standard commercial lines or personal lines. Given the unique nature of many specialty risks and the specific expertise required, specialty commercial products often have multiple layers of distribution channels. As an example, a commercial enterprise seeking coverage may contact a retail broker, but given the unique circumstances and risks of that enterprise, other specialist distributors may be needed to find an insurance carrier to write the risk. These other distributors can be wholesalers or MGAs. For the year-ended December 31, 2022, 66.7% of our gross written premiums were distributed by wholesale partners and the remainder through retail brokers. Regardless of the method of distribution, we strive to maintain strict control over our entire underwriting process.
Insurance policies are often classified based on how long an insurer may have exposure to the risks covered by the policy. Property losses are generally short tailed, meaning that they are usually assessed and paid within a relatively short period of time after the underlying loss event has occurred, while casualty losses are generally longer tailed, meaning that there can be a significant delay between the occurrence of a loss and the time a loss is settled by the insurer. Insurance products are also classified as either “claims-made” or “occurrence-based” policies. Claims-

made policies cover liabilities only when a claim is made during the policy period, while occurrence-based policies cover liabilities if an event occurs during the term of policy, irrespective of when a claim is submitted to the insurer. Claims-made policies are advantageous from a reserving standpoint because they have a limited claims reporting lag. For the year ended December 31, 2022, 100.0% of our gross written premiums were for casualty lines of business, while 46.0% were written on a claims-made basis.
Within specialty P&C, we currently focus on Casualty, Professional Liability and Healthcare lines in which there have been meaningful pricing dislocations over the past several years, particularly since early 2020. Casualty markets have experienced rate hardening for several years with an increasingly complex risk landscape as carriers continue to adjust pricing methodologies and available limits in the face of ongoing economic uncertainty and social inflation. In the Professional Liability markets, we have seen more capacity entering the space, particularly in management liability and D&O. Public D&O pricing has softened as transaction volumes within the financial markets have generally declined since the peak of the IPO and special purpose acquisition company (“SPAC”) activity during 2020 and 2021. As the D&O market appears to correct for supply-demand mismatch, the pace of the pricing decline has slowed and carriers appear to continue to write selectively based on their respective risk appetite. Healthcare covers risks associated with E&O and malpractice from healthcare providers; similar to Casualty markets, Healthcare markets have exhibited meaningful rate hardening since early 2020 and the surge in demand for healthcare services. As loss severity and frequency have increased in Healthcare, underwriting capacity has declined as several carriers have exited the market, providing opportunities for new entrants.
Underwriting
We have an underwriting-first culture. We focus on providing craft solutions in the classes of business that we write. Our underwriting approach is highly collaborative and customized. Our extensive underwriting expertise and carefully cultivated broker relationships allow us to provide consistent feedback and quick responses to our distribution partners, which is how we win business. As of December 31, 2022, we had 48 underwriters across our three underwriting divisions. We hire what we believe to be best-in-class talent nationwide, with proven track records of generating underwriting profits in the lines they write. We take pride in building a strong underwriting culture through a referral driven recruiting approach, with many new hires having previously worked with our existing employees. Many of our underwriters previously held underwriting leadership positions at high-quality insurance companies. David Newman, our Chief Underwriting Officer, has over four decades of experience, including serving as Chief Underwriting Officer at Darwin, where he worked closely with Stephen Sills, and as the Chief Underwriting Officer at Allied World in the North America and Global division following its acquisition of Darwin. The heads of each of our three underwriting divisions collectively have over 85 years of underwriting experience and have each held leadership positions at major insurance carriers.
We have initially focused on underwriting Casualty, Professional Liability and Healthcare risks. Our underwriting teams are knowledgeable, experienced and have well established relationships with our key distribution partners. These characteristics are critical to operating successfully in our target markets since many of the risks we write require customized solutions and individual risk underwriting. We have a culture of collaboration and execution, with a streamlined organizational structure that focuses on flexibility and delivering feedback on price and structure in a timely manner to brokers.
We have formal underwriting rules but also utilize the expertise of our underwriters and capabilities of our platform to produce a consistent approach to pricing and risk throughout the organization. All underwriters have formal authority for the risks they bind. We provide our underwriters with the tools necessary for them to evaluate and price the complex risks on which they work; however, our underwriters do not underwrite risks in isolation.
Roundtables also form a key part of our underwriting process. Depending upon the risk, roundtables can occur at multiple levels across the organization and often involve functions outside of our underwriting teams, including actuarial, claims, legal and finance. Not only does this approach optimize the quality of the decision making on the opportunities with which our underwriters are presented but it also leads to a more consistent product for our counterparties. Our culture of collaboration and accountability reduces the number of underwriting decisions made in isolation. We believe this approach allows us to achieve superior risk selection and pricing and results in mutually beneficial relationships with our distribution partners, generating sustainable best-in-class underwriting performance across market cycles.
We are highly selective in the policies we choose to bind. In the event we determine that we are not able to profitably write coverage at the price or terms submitted, we provide appropriate feedback to our distribution partners quickly. This responsiveness is one of the reasons we believe we are often considered a broker’s first call.
On the business that we do accept, we underwrite each risk on a case-by-case basis, carefully establishing price and terms that are adequate for the underlying exposure, with disciplined parameters and strict policy limits. We often customize our policies, and our underwriters use our legal department to draft all policy forms and any endorsements that modify coverage. We predominantly write non-admitted business in the E&S market and use the flexibility of rate and form to ensure that the risk and coverage we provide are customized to the unique needs of the market while always focusing on underwriting profitability.
Claims
Our Chief Claims Officer, Chris Butler, who has over 20 years of experience in large commercial and specialty insurance claims departments, leads our claims handling teams, which are structured to align with our three underwriting divisions. Each of our claims handling specialists—all of whom have prior law firm experience, each with an extensive claims handling experience at traditional P&C and various specialty insurance companies and law firms—supports and focuses on given lines of business in which they have expertise. Our claims management teams have significant experience in the markets on which we focus and are deeply integrated across our underwriting, actuarial and legal departments, ensuring a consistent approach to all claims matters.
We handle our claims in-house with a focus on high-touch customer service and effective management of the claims resolution process. We aim to settle claims efficiently and fairly, which we believe to be a key competitive differentiator. Submitted claims are reviewed by a minimum of two or more members of the claims department, which works closely with our underwriting and actuarial teams, keeping them informed of claims trends, providing feedback on emerging areas of loss experience and identifying and addressing key issues and adjusting reserves as appropriate.
Our claims system produces real-time information on open claims and regular reporting of detailed claims metrics utilized by senior leadership and the claims team. We believe that our extensive industry experience, agile culture and technology-assisted claims processes enable us to reach fair and appropriate claim resolutions for our customers.
Our approach is to promptly investigate claims and consider all aspects of each loss, provide our customers with quality claims handling and engagement throughout the claims process, promptly establish claims reserves and leverage expert legal and other external resources as needed to deliver fair outcomes across our businesses. We do not use any third-party administrators to handle claims. We believe maintaining full control of the claims-handling process allows us to meet our rigorous quality standards and manage our losses and LAE effectively, ultimately allowing us to win business and drive underwriting profitability.
Marketing and Distribution
We are able to deliver mutually beneficial and bespoke solutions to meet the demand of our wholesale and retail distribution partners. We go to market under the Bowhead Specialty brand, leveraging the strong reputation that we have quickly established within the broker community. We distribute our products through a national network of retail and wholesale broker offices. We leverage a range of distribution approaches across our three underwriting divisions. In Casualty, we partner exclusively with wholesale distributors, whereas in Professional Liability and Healthcare, we work with a combination of retail and wholesale distribution partners. We source our distribution relationships based on quality of business and reputation and alignment of long-term objectives. We strive to maintain a core group of brokers that will consider us to be their first call.
We take a deliberate approach to building our broker network and actively evaluate new and existing broker relationships based on the opportunities we see and choose to pursue in the market. Many of our distribution partners have more than one office and we evaluate each office on a standalone basis. Brokers must demonstrate an ability and a willingness to consistently produce the type of high-quality business that we want to write. We leverage our strong reputation within the broker community to target the right distribution partners.
We believe that we have strong relationships with our distribution partners due to the quality, knowledge and expertise of our management team and underwriters. We believe that our underwriters have a “following” with their distribution partners and that this following creates an attractive volume of submissions fitting our underwriting appetite and for which our underwriters can provide craft solutions. We are committed to exceeding our partners’ expectations through excellent service, product and expertise.
Depending on the line of business, we employ different distribution networks across our three underwriting divisions. For the year ended December 31, 2022, 66.7% of our gross written premiums were distributed through our wholesale channels and 33.3% were distributed through our retail channels.
Wholesale Brokers: We market and distribute all of our Casualty products and a portion of our Professional Liability and Healthcare products through wholesale brokers. Wholesale brokers generate business from wide networks of retail agents that do not have the resources to place – or capability to produce – a high enough volume of specialty business to have appointments with specialty insurance companies. Additionally, some specialty insurance companies will not appoint retail agents. We are deliberate in working with leading wholesale organizations that can consistently produce a sufficient volume of business in our target lines and classes. We believe that our wholesale partners are well-known experts in their respective fields, each providing what we view to be high-quality submissions for us to evaluate. We write business with many of the industry’s leading wholesalers. In addition, through one of our wholesale broker relationships, we have a program where we provide an excess casualty umbrella group policy to a real estate risk purchasing group whose members own residential and commercial real estate. The program administrator for this program has limited authority to quote, bind and issue certificates of insurance according to our underwriting guidelines under the master policy to members of the risk purchasing group through retail agents.
Retail Agents and Brokers: We primarily distribute our Professional Liability and Healthcare products through retail agents and brokers. The retail channel is important for these products because retail distributors control much of the premiums written in these segments, particularly for larger accounts. We seek to partner with specialized retail brokers that have an ability to produce the type of business that aligns with our craft approach to underwriting. Retail agents and brokers must also demonstrate an ability to produce both the quality and quantity of business that we seek. We achieve higher retention rates on business placed through the retail channel than on business written through wholesale brokers, we believe, in part, because of the strength of the broker-policyholder relationship.
Operating Model and Technology Platform
Operating Model
We have a remote-friendly operating model with employees generally working remotely supplemented by targeted, in-person collaboration. We formed our company during COVID-19 mandated lockdowns, which initially required us to be 100% remote. Founding a digital-first specialty insurer in the midst of national stay-at-home mandates reinforced the importance of finding the right balance between automated processes and human experience. Our management team built our company’s operating platform and developed its culture from the beginning to function nimbly in a remote environment. This approach has enabled us to recruit talented employees nationwide without regard for Bowhead-specific office locations. We use frequent video calls to collaborate throughout the day and hold a weekly company-wide call to align on short- and long-term goals. We encourage employees near our New York City and Chicago offices to work in the office on Wednesdays and use off-site meetings and conferences to get broader groups of employees together in person throughout the year. We focus on employee productivity as opposed to tracking office attendance or hours worked.
We believe our unique operating model is a competitive advantage in terms of attracting talent and maintaining our collaborative culture. Unlike other insurance companies that are trying to bring employees back to the office or that are just now learning to operate in a hybrid model, our remote-friendly operating model is and has been an innate part of our culture and we believe contributes directly to our success. We believe that our employees value the flexibility our operating model provides them and appreciate knowing that we are not trying to change this model or require a full-time return to the office. Contrary to many companies that needed to learn a “new normal” during 2020, launching our business in a remote environment with a team-based culture encouraged our employees to communicate regularly and build virtual working habits that are now deeply ingrained in our daily practices. We believe that our organization thrives in a remote-friendly environment and our employees’ ability to work collaboratively in a remote environment is unique within our industry.
Technology Platform
Our technology team is comprised of over 15 employees led by our Chief Information Officer, Bob Spina, who has over 35 years of experience in technology and data startup companies. We utilize technology, data and analytics efficiently throughout each stage of the underwriting process. Our modern, cloud-based technology underwriting platform enables us to leverage both internally-created and third-party solutions. We have developed proprietary underwriting tools, BRATs, for each of the lines in which we write business, and which are further supplemented with customized third-party data. Our technology investments focus on the development, integration and analysis of data, while our technology tools allow us to understand the underlying risks for each line of business, enabling us to provide rapid feedback to brokers on structure and price. Our technology platform is a direct result of the best practices learned from our management’s extensive prior experience at leading insurance companies. We have a new technology platform and we are not burdened by legacy systems and practices that other insurance companies face. We focus our technology investments on improving our capabilities, not on maintaining or replacing outdated systems.
Our BRATs are comprehensive tools used across departments during our underwriting process to evaluate each risk. Our key business leaders leverage their respective BRATs to evaluate submissions and, over time, have built line of business-specific capabilities resulting in a custom underwriting process, capturing exposures and drivers of the losses that are relevant to each submission. Each of our three major lines of business has its own unique set of BRATs. Each BRAT stores data in our core operating system for each submission, regardless of whether we ultimately write the account. The Professional Liability BRAT data is supplemented by third-party vendor data integrated directly into its algorithm. This effective data management capability has allowed us to build a large data repository of both public and private data despite our brief operating history.
For our core operating platform, including our policy administration, billing and claims systems, we license a cloud-hosted and cloud-architected application from a leading third-party vendor that has been customized for our business. This turnkey application allows us to integrate additional applications from various third-party vendors directly into our core information technology platform, enabling capabilities to be customized by line of business, size of account and underlying risk, among others. We leverage our internal claims system to launch claims capabilities quickly for new lines of business, allowing us to keep costs low until a business line has reached critical mass and is ready to be moved onto the third-party vendor applications.
Reinsurance
We purchase various forms of reinsurance to manage loss exposures and safeguard our capital. Through reinsurance, we transfer certain exposures to a reinsurer, and in return the reinsurer receives a portion of the premium (less a ceding commission paid to us). We strategically use a combination of quota share and excess of loss reinsurance treaties to retain risk (and premium) we underwrite while providing balance sheet protection from larger losses.
A quota share reinsurance treaty is an agreement where reinsurers assume a percentage of the company’s losses in exchange for a negotiated percentage of premium. An excess of loss reinsurance treaty is an agreement where reinsurers agree to assume a portion of losses for a specific event in excess of a specified amount in return for a negotiated premium. Reinsurance needs are determined with principal input from our Chief Underwriting Officer based on a multitude of factors, including risk appetite, market conditions, loss history and reinsurance capacity.
We place reinsurance through our subsidiary, BICI, which reinsures 100.0% of the premium placed by BSUI. In turn, BICI strategically transfers exposures to third-party reinsurers utilizing different structures depending on the line of business.

While we offer up to $15.0 million of limit on our insurance policies, we generally seek not to retain more than $5.0 million of risk per policy and seek to utilize reinsurance to achieve that objective. At each renewal, we consider various factors when determining our reinsurance coverage, including (i) plans to change the underlying insurance coverage we offer, (ii) trends in loss activity, (iii) the level of our capital and surplus, (iv) changes in our risk appetite and (v) the cost, terms and availability of reinsurance coverage.
Currently, all of our lines of business (except Cyber) use a quota share reinsurance treaty where 25.0% of the exposure is ceded to reinsurers. Additionally, all of our lines of business (except Cyber) use an excess of loss reinsurance treaty ceding 65.0% of losses in excess of $5.0 million up to $15.0 million to our reinsurers. Cyber, as a specialized line of business, is placed under a separate quota share structure under which we currently cede 53.5% of the exposure to reinsurers. In addition to the core treaties outlined above, we may also place additional quota share insurance on specific risk classes, as we deem prudent.
Our reinsurance treaties typically have a 12- or 18-month term. During each renewal cycle, we may change our coverage terms or the composition of our reinsurance panel. Currently, the quota share reinsurance treaty for Cyber renews on January 1, 2024 while the remainder of our reinsurance treaties renew on May 1, 2024. Although exact cession percentages and specific coverage terms may vary at each treaty renewal, we intend to renew on similar terms as expiring to maintain our desired level of net risk appetite.
All reinsurance involves credit risk, since we maintain the direct obligation to pay out losses incurred by our policyholders up to our policy limits. Accordingly, when selecting our reinsurers, a potential reinsurer’s financial strength is the paramount consideration. All of our reinsurance business is placed with reinsurers that have an A.M. Best rating of “A” (Excellent) or better. To date, we have never had an allowance for uncollectible reinsurance.
We had reinsurance recoverables on unpaid losses of $63.4 million and recoverables on paid losses of $0.2 million as of December 31, 2022. The following table summarizes our top five reinsurers, their A.M. Best financial strength rating and percent of our total reinsurance recoverables as of December 31, 2022:

Reinsurer	A.M. Best Rating	% of Total
Renaissance Reinsurance U.S. Inc	A+	30.0%
Markel Global Reinsurance Company	A	28.0%
Endurance Assurance Corporation	A+	25.0%
Partner Reinsurance Company of the U.S.	A+	13.0%
Ascot Bermuda Limited	A	2.9%
All other reinsurers	At least A	1.1%
Total		100.0%
Investments
Investment income is an important component of our business model. Most premiums we collect are held in reserves until claims are paid. We conservatively invest these reserves to supplement our underwriting income between the time of premium collection and a possible claim payment. If an underwriting loss occurs during any given year, investment income can be used to cover underwriting losses before capital is affected.
We seek to maintain a diversified portfolio of fixed income instruments that prioritize capital preservation, with a secondary focus on generating predictable investment income. We generally try to match the duration of our investment portfolio to the duration of our insurance liabilities. Our asset allocation strategy focuses on high-quality fixed-income instruments, with no equity or alternative investment exposure as of December 31, 2022. One of the primary features of our asset allocation is maintaining sufficient readily available funds to pay claims and expenses. Consequently, the bulk of our reserves are invested in securities which can be expected to maintain a close relationship between market and statement values, under most conditions. Our portfolio therefore consists entirely of cash, cash equivalents and investment-grade fixed-income securities.

We actively manage and monitor our investment risk to balance the goals of capital preservation and income generation with our need to comply with the insurance regulatory frameworks within which we operate as well as the capital framework agreements with AmFam. Our board of directors reviews and approves our investment policy and strategy on a regular basis, with consideration for investment activities, performance against benchmarks and new investment opportunities as they arise. The portfolio is managed by a third-party investment management firm, NEAM. NEAM is a wholly-owned subsidiary of Berkshire Hathaway Inc. NEAM is a registered investment adviser with the Securities Exchange Commission under the Investment Advisers Act of 1940. We believe that investment decisions are best made when not excessively restrictive. Therefore, our investment managers have full discretion to carry out investment decisions within the limits of our investment policy and applicable guidelines.
Our fixed income portfolio had a weighted average effective duration of approximately 2.6 years and an average credit rating of “AA+” (S&P) as of December 31, 2022. Actual maturities may differ for some securities when borrowers have the right to call or prepay obligations with or without penalties.
The securities in our investment portfolio are classified as “available for sale” and are carried at fair value with unrealized gains and losses on these securities reported net of tax as a separate component of accumulated other comprehensive income (loss). Fair value represents quoted market prices traded in the public market. For those securities with unrealized losses, we intend to hold them until maturity or the point of unrealized gain.
Reserves
We maintain loss and loss adjustment case reserves for specific claims incurred and reported and IBNR reserves for losses incurred but not yet reported. The amount that we ultimately pay out for claims may be greater or less than the reserves we hold on our balance sheet. There is always a risk that posted reserves may prove to be inadequate or redundant. We monitor case reserves and IBNR by reflecting any new information in case reserve updates and by actuarial analysis of IBNR. Anticipated inflation is reflected implicitly in the reserving process through analysis of cost trends and the review of historical development. We do not discount our reserves for losses and loss adjustment expenses to reflect estimated present value.
When a claim is reported to us, it is assigned to a specific claim handler based on the class of business. The claim handler assigns an initial claim rating that indicates their view of potential exposure to loss based on available information at that time. Claim ratings are reviewed and updated regularly throughout the life of a claim. A case reserve is then established to indicate the estimated amount of the ultimate loss and loss adjustment exposure to us after an assessment of coverage and damages and any other investigations conducted, as applicable. The estimate is based on the claim handler’s experience and knowledge of the nature and value of the specific type of claim. Individual case reserves are periodically adjusted, either increased or decreased, based on subsequent developments associated with each claim.
We establish IBNR reserves in accordance with industry practice to provide for (i) the estimated amount of future loss and loss adjustment payments on incurred claims not yet reported and (ii) potential development on reported claims. IBNR reserves are estimated based on generally accepted actuarial reserving techniques that take into account our loss experience and pricing adequacy indications as well as benchmark historical and projected loss experience of comparable lines of business written by other insurance carriers.
Reserves are monitored and updated regularly to reflect any changes in paid or reported claims and case reserves. The indicated results of standard actuarial techniques for estimating IBNR are compared with held IBNR. The indicated versus booked IBNR estimates are reviewed quarterly with members of senior management. In addition, our loss reserves are reviewed at the end of each third quarter and at year-end by an independent actuarial consulting firm, which also supports us by providing the year-end written Statement of Actuarial Opinion as required by NAIC.
The parameters for the reserve adequacy exercise and monitoring are discussed and informed by the work of the independent actuarial consulting firm. These parameters include Reporting Development Patterns and Initial Expected Loss Ratios, which are used in Loss Development, Bornhuetter-Ferguson Incurred and Expected Loss Ratio techniques for estimating IBNR. Given our short history, reserving parameters are based on industry data and benchmarks available to and analyzed by the independent actuarial consulting firm, adjusted where appropriate to reflect our claims and underwriting practices and supplemented by our pricing model data. Over time, we expect to put increasing reliance on parameters based on our own loss data and claims practices.
Separate sets of parameters are established for lines of business. Reserving cohorts are used to group data together with similar expected reporting and payout patterns. Estimates of IBNR are calculated for lines of business and then consolidated to provide an overall picture for the company. Estimates are calculated on both a gross and a net of reinsurance basis.
Case and IBNR reserves may be increased or decreased over time as claims move to ultimate settlement, dismissal or closure. Changes in reserves for historical years can impact earnings via adverse development (increases) or reserve releases (decreases). The reserve estimates contain an inherent level of uncertainty and actual results may vary, potentially significantly, from the initial estimates.
The following table presents the development of our loss reserves calculated in accordance with U.S. GAAP as of December 31 for each year:

	Net Ultimate Loss and Loss Adjustment Expenses
($ in thousands)	Calendar Year			Development
Accident Year	2021	2022	2023	2021 to 2022	2022 to 2023
Prior	N/A	$—		N/A
2021	34,518	32,212		2,306
2022	N/A	114,066		N/A
2023	N/A	N/A		N/A
Total Reserve Development				$2,306
Competition
The specialty P&C insurance industry is highly competitive. We compete with domestic and international insurers, MGAs and program administrators, some of which have greater financial, marketing and management resources and experience than we do. We may also compete with new market entrants in the future. Competition is based on many factors, including the perceived market strength of the insurer, pricing and other terms and conditions, services provided, the speed of claims payment, the experience and reputation of members of the underwriting and claims teams and ratings assigned by independent rating organizations, such as A.M. Best. Our competition is broad and certain competitors may be specific to only one or two of our underwriting divisions. Some of our notable competitors include: American International Group, Inc., Arch Capital Group Ltd., AXA S.A., Axis Capital Holdings Ltd., Berkshire Hathaway Corporation, C.V. Starr & Co., Inc., Chubb Ltd., Cincinnati Financial Corporation, CNA Financial Corporation, Liberty Mutual Insurance Company, Nationwide Mutual Insurance Company, The Doctors Company, The Travelers Companies, Inc. and W.R. Berkley Corporation.
Human Capital
As of November 30, 2023, we had over 190 employees. Our employees are not subject to any collective bargaining agreements, and we are not aware of any current efforts to implement such an agreement.
Our employees are our most valuable assets. We embrace and encourage our employees’ differences in backgrounds, knowledge, life experiences and capabilities that we believe collectively play a significant role in our culture, reputation and achievements. Our recruitment efforts focus on hiring high-quality, talented people wherever they live throughout the country. Our employees currently work and reside in over 25 states. We believe that our talent-first approach to recruitment, irrespective of geographical location, is a competitive advantage that enables us to build cost effective teams while providing a high quality of life for our employees.
Our average voluntary turnover rate over the past three years was approximately 3.8%. We believe this strong employee retention is due, in part, to our flexible, remote-friendly, results-driven, collaborative culture. We strive for our work environment to be nonpolitical, with a flat, organizational structure promoting open communication, feedback and discussion about any matter of importance.

We offer and maintain a competitive benefits package designed to support the well-being of our employees, including, but not limited to, medical, dental and vision insurance; a 401(k) plan; paid time off; family leave; tuition reimbursement; and employee assistance programs. Our compensation is structured to align employee incentives with the long-term success, vision and direction of our organization. We also emphasize the training and development of our employees to help maximize their personal and professional growth with opportunities to further their education and careers.
Facilities
Although our business is run largely remotely, we lease offices located in New York, New York, and Chicago, Illinois.
We do not own any real property. We believe that our existing facilities are sufficient for our current needs.
Legal Proceedings
We are subject to routine legal proceedings in the normal course of operating our insurance business. We are not currently involved in any legal proceedings which reasonably could be expected to have a material adverse effect on our business, results of operations or financial condition.

REGULATION
Insurance Regulation
Our insurance businesses are subject to regulation and supervision in each of the United States jurisdictions in which they conduct business. State insurance laws and regulations generally are designed to protect the interests of policyholders, consumers and claimants rather than stockholders or other investors. The nature and extent of state regulation varies by jurisdiction, and state insurance regulators generally have broad administrative power relating to, among other matters, setting capital and surplus requirements, licensing of insurers, insurance producers and adjusters, review and approval of product forms and rates, establishing standards for reserve adequacy, prescribing statutory accounting methods and the form and content of statutory financial reports, regulating certain transactions with affiliates and prescribing types and amounts of investments.
Licensing
Our operating subsidiaries, BSUI and BUSI, as well as certain designated employees, must be licensed to act as insurance producers or adjusters, as applicable, by insurance regulatory authorities in the states where they operate. Such insurance regulatory authorities are vested in most cases with relatively broad discretion as to the granting, denying, revocation, suspension and renewal of licenses.
BICI is an insurance company licensed and domiciled in the State of Wisconsin and is primarily regulated by the Wisconsin OCI. BICI reinsures specialty property and casualty insurance products offered on both an admitted and non-admitted basis, depending on the specific product and market segment. Admitted product rates and forms are highly regulated, while non-admitted insurance is subject to considerably less regulation with respect to policy rates and forms. Currently, BICI assumes 100.0% of the premium underwritten by BSUI on behalf of certain AmFam insurance company subsidiaries, which is predominantly written on a non-admitted basis.
BICI may become licensed to transact insurance in additional jurisdictions in order to write certain lines of business directly, which would subject BICI to regulation in such jurisdictions, including statutes and regulations governing the review and approval of policy rates and forms.
Insurance Holding Company Regulation
We are subject to the insurance holding company laws of Wisconsin, which require BICI to register with the Wisconsin OCI and furnish information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of BICI. These statutes also provide that all transactions among members of a holding company system must be fair and reasonable and, if material or of specified types, such transactions require prior notice and approval or non-disapproval by the Wisconsin OCI.
Changes of Control
Before a person can acquire control of a U.S. domestic insurer, prior written approval must be obtained from the insurance commissioner of the state where the insurer is domiciled, or the acquiror must request an exemption from the Form A filing and approval requirements or a determination of non-control (each, an “Exemption Request”) or file a disclaimer of affiliation and/or control (a “Disclaimer”) with the insurance department of such state and obtain approval thereon. Since BICI is domiciled in the state of Wisconsin, the insurance laws and regulations of Wisconsin would be applicable to any proposed acquisition of control of BICI. Under applicable Wisconsin insurance laws and regulations, no person may acquire control of a domestic insurer until written approval is obtained from the state insurance commissioner following a public hearing on the proposed acquisition. Such approval would be contingent upon the state insurance commissioner’s consideration of a number of factors, including, among others, the financial strength of the proposed acquiror, the integrity and management of the acquiror’s board of directors and executive officers, the acquiror’s plans for the future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control.
Wisconsin law provides that control over a Wisconsin domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, ten percent or more of the voting securities of the domestic insurer. This statutory presumption of control may be rebutted by a showing that control does not exist in fact. The Wisconsin OCI, however, may find that “control” exists in circumstances in which a person owns or controls less than ten percent of the voting securities of the domestic insurer.
Wisconsin insurance laws and regulations pertaining to changes of control would apply to both the direct and indirect acquisition of ten percent or more of the voting stock of a Wisconsin-domiciled insurer (or potentially of less than ten percent of the voting stock if there is other indicia of control). Accordingly, the acquisition of ten percent or more of our common stock would be considered an indirect change of control of BICI and would trigger the applicable change of control filing requirements under Wisconsin insurance laws and regulations, absent the filing of an Exemption Request or Disclaimer and its acceptance by the Wisconsin OCI. These requirements may discourage potential acquisition proposals and may delay, deter or prevent a change of control of us, including through transactions that some or all of our stockholders might consider to be desirable.
Restrictions on Paying Dividends
Substantially all of our operations are conducted through our wholly-owned insurance and service company subsidiaries. Consequently, our ability to pay dividends to stockholders and meet our debt payment obligations is largely dependent on dividends and other distributions from BICI and our other operating companies. BICI’s ability to pay dividends is restricted under the insurance laws and regulations of its domiciliary state and may only be paid from unassigned surplus. Under the insurance laws of Wisconsin, an insurer may make an ordinary dividend payment if its surplus as regards to policyholders, following such dividend, is reasonable in relation to its outstanding liabilities, is adequate to its financial needs and does not exceed the insurer’s unassigned surplus. However, no insurer may pay an extraordinary dividend without the approval or non-disapproval of the Wisconsin OCI. An extraordinary dividend is defined under Wisconsin law as a dividend whose fair market value, together with other dividends paid within the preceding 12 months, exceeds the lesser of (i) 10.0% of the insurer’s surplus with regard to policyholders as of the preceding December 31 or (ii) the greater of (A) the insurer’s net income for the calendar year preceding the date of the dividend, minus realized capital gains for that calendar year, or (B) the aggregate of the insurer’s net income for the three calendar years preceding the date of the dividend, minus realized capital gains for those calendar years and minus dividends paid within the first two of the preceding three calendar years. As of December 31, 2023, the maximum amount of dividends BICI can pay without regulatory approval is           .
State insurance regulators require insurance companies to maintain specified levels of statutory capital and surplus. BICI is subject to certain surplus and risk-based capital requirements under a company-specific stipulation and order from the Wisconsin OCI. Pursuant to the Wisconsin OCI Stipulation and Order, BICI is required to (i) have a compulsory surplus equal to the greater of (A) $3.0 million or (B) the sum of (x) 50.0% of gross written premiums for medical malpractice insurance (which business is written as part of our Healthcare division) and (y) 20.0% of gross written premiums for all other covered lines of insurance, (ii) maintain surplus in excess of its required security surplus standard under Wisconsin law and (iii) maintain a ratio of total adjusted capital to authorized control level risk-based capital of not less than 400.0%. Insurance regulators have broad powers to prevent reduction of statutory surplus to inadequate levels, and there is no assurance that dividends of the maximum amounts calculated under any applicable formula would be permitted. State insurance regulatory authorities that have jurisdiction over the payment of dividends by our insurance company subsidiary may in the future adopt statutory provisions, or impose additional constraints more restrictive than those currently in effect.
Investment Regulation
BICI is subject to Wisconsin laws that require diversification of our investment portfolios and prescribe limits on the kind, quality and concentration of investments. Failure to comply with these laws and regulations would cause nonconforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require us to sell those investments.

State Legislative and Regulatory Activity
From time to time, increased scrutiny has been placed upon the insurance regulatory framework, including licensing of employees, and a number of state legislatures have considered or enacted legislative measures that alter, and in many cases increase, state authority to regulate insurance companies. In addition to legislative initiatives of this type, insurance regulators and NAIC, a standard-setting association of state insurance regulators, are continuously involved in a process of reexamining existing laws and regulations and their application to insurance companies. The NAIC also establishes statutory accounting and reporting standards and drafts model insurance laws and regulations for adoption by the states.
As part of its solvency modernization efforts, the NAIC adopted the Risk Management and Own Risk and Solvency Assessment Model Act (the “ORSA Model Act”), which has been enacted in Wisconsin. The ORSA Model Act requires insurance companies to assess the adequacy of their and their group’s risk management and current and future solvency position. Under the ORSA Model Act, an insurer must undertake an internal risk management review no less often than annually (but also at any time when there are significant changes to the risk profile of the insurer or its insurance group), in accordance with the NAIC’s ORSA Guidance Manual, and prepare a confidential summary report (“ORSA Report”) assessing the adequacy of the insurer’s risk management and capital in light of its current and future business plans. The ORSA Report is filed with a company’s lead state regulator and is available to other domiciliary regulators within the holding company system.
Also, in furtherance of its solvency modernization efforts, the NAIC adopted the Corporate Governance Annual Disclosure Model Act and Model Regulation, which has been enacted in Wisconsin and requires an insurer to provide an annual disclosure regarding its corporate governance practices to its lead state and/or domestic regulator.
In addition, in December 2020, the NAIC adopted a group capital calculation tool (“GCC”) to provide U.S. regulators with a method to aggregate the available capital and the minimum capital of each entity in a group in a way that applies to all groups regardless of their structure. In connection with the GCC, the NAIC also adopted changes to the Insurance Holding Company System Regulatory Model Act and Regulation, which have been enacted in Wisconsin, to require, subject to certain exemptions, the ultimate controlling person of every insurer subject to the holding company registration requirement to file an annual GCC with its lead state. The GCC uses an RBC aggregation methodology for all entities within an insurance holding company system group, including non-U.S. entities.
Additionally, in response to the growing threat of cyber-attacks in the insurance industry, certain jurisdictions have begun to consider new cybersecurity measures, including the adoption of cybersecurity regulations which, among other things, would require insurance companies to establish and maintain a cybersecurity program and implement and maintain cybersecurity policies and procedures. On October 24, 2017, the NAIC adopted its Insurance Data Security Model Law, intended to serve as model legislation for states to enact in order to govern cybersecurity and data protection practices of insurers, insurance agents and other licensed entities registered under state insurance laws.
Federal Regulation
Although the federal government generally has not directly regulated the business of insurance except for certain areas of the market, such as insurance for flood, nuclear and terrorism risks, federal initiatives often affect the insurance industry in a variety of ways. The U.S. federal government’s oversight of the insurance industry was expanded under the Dodd-Frank Act, which, among other things, established the Federal Insurance Office (the “FIO”). The FIO performs various functions with respect to insurance, including the submission of reports to Congress that could ultimately lead to changes in the regulation of insurers and reinsurers in the U.S., although the FIO has no express regulatory authority over insurance companies or other insurance industry participants.
The Dodd-Frank Act also incorporated the Nonadmitted and Reinsurance Reform Act of 2010 (“NRRA”), which became effective on July 21, 2011, and establishes national uniform standards on how states may regulate and tax surplus lines insurance. In particular, the NRRA gives regulators in the home state of an insured exclusive authority to regulate and tax surplus lines insurance transactions. In August 2023, the NAIC adopted revisions to its

Nonadmitted Insurance Model Act intended to implement the changes to the regulation of surplus lines insurance resulting from the NRRA.
In addition, a number of federal laws affect and apply to the insurance industry, including various privacy laws and the economic and trade sanctions implemented by the Office of Foreign Assets Control (“OFAC”) of the U.S. Department of the Treasury. OFAC maintains and enforces economic sanctions against certain foreign countries and groups and prohibits U.S. persons from engaging in certain transactions with certain persons or entities. OFAC has imposed civil penalties on persons, including insurance and reinsurance companies, arising from violations of its economic sanctions program.
Credit for Reinsurance
State insurance laws permit U.S. insurance companies, as ceding insurers, to take financial statement credit for reinsurance that is ceded, so long as the assuming reinsurer satisfies the state’s credit for reinsurance laws. In general, credit for reinsurance is allowed if the assuming reinsurer is licensed or “accredited” in the state in which the ceding insurer is domiciled or maintains certain types of qualifying collateral.
The FIO and the Office of the U.S. Trade Representative exercised their authority under the Dodd-Frank Act and entered into a “covered agreement” with the European Union, as well as a similar “covered agreement” with the United Kingdom, which established standards on collateral requirements for reinsurance, insurance group supervision and confidentiality. In 2019, the NAIC adopted amendments to its Credit for Reinsurance Model Law to implement the reinsurance collateral provisions of the covered agreements, eliminating reinsurance collateral requirements for qualifying reinsurers domiciled in jurisdictions subject to an in-force covered agreement. The amended Credit for Reinsurance Model Law, which has been adopted in all U.S. States, including Wisconsin, also extends the zero reinsurance collateral provisions in the covered agreements to qualified reinsurers that have been approved as a “certified reinsurer” or “reciprocal jurisdiction reinsurer” and to qualified reinsurers that are domiciled in a U.S. jurisdiction that is accredited by the NAIC or in a non-U.S. jurisdiction that has not entered into a covered agreement with the U.S. but which is designated as a “reciprocal jurisdiction” by the NAIC. The NAIC list of reciprocal jurisdictions includes Bermuda, Japan and Switzerland.
Periodic Financial and Market Conduct Examinations
The Wisconsin OCI, BICI’s domiciliary state insurance regulator, is authorized to conduct on-site visits and examinations of the affairs of BICI, including its financial condition, its relationships and transactions with affiliates and its dealings with policyholders, every three to five years, and may conduct special or targeted examinations to address particular concerns or issues at any time. Insurance regulators of other states in which we do business in the future also may conduct examinations. The results of these examinations can give rise to regulatory orders requiring remedial, injunctive or other corrective action. Insurance regulatory authorities have broad administrative powers to restrict or revoke licenses to transact business and to levy fines and monetary penalties against insurers and insurance agents and brokers found to be in violation of applicable laws and regulations.
Trade Practices
The manner in which insurance companies and insurance agents and brokers conduct the business of insurance is regulated by state statutes in an effort to prohibit practices that constitute unfair methods of competition or unfair or deceptive acts or practices. Prohibited practices include, but are not limited to, disseminating false information or advertising, unfair discrimination, rebating and false statements. We set business conduct policies and provide training to make our employee-producers aware of these prohibitions, and we require them to conduct their activities in compliance with these statutes.
Unfair Claims Practices
Generally, insurance companies, adjusting companies and individual claims adjusters are prohibited by state statutes from engaging in unfair claims practices on a flagrant basis or with such frequency to indicate a general business practice. Unfair claims practices include, but are not limited to, misrepresenting pertinent facts or insurance policy provisions; failing to acknowledge and act reasonably promptly upon communications with respect to claims arising under insurance policies; and attempting to settle a claim for less than the amount to which a reasonable person would have believed such person was entitled. We set business conduct policies and provide training to make our employee-producers aware of these prohibitions, and we require them to conduct their activities in compliance with these statutes.
Quarterly and Annual Financial Reporting
Our insurance company subsidiary is required to file quarterly and annual financial reports with state insurance regulators using SAP rather than U.S. GAAP. In keeping with the intent to assure policyholder protection, SAP emphasizes solvency considerations. For a summary of the significant differences for our insurance company subsidiary between SAP and U.S. GAAP, see Note 16, “Insurance—Statutory Information,” to our audited consolidated financial statements included in this prospectus.
Risk-Based Capital
Risk-based capital (“RBC”) laws are designed to assess the minimum amount of capital that an insurance company needs to support its overall business operations and to ensure that it has an acceptably low expectation of becoming financially impaired. State insurance regulators use RBC to set capital requirements, considering the size and degree of risk taken by the insurer and taking into account various risk factors including asset risk, credit risk, underwriting risk and interest rate risk. As the ratio of an insurer’s total adjusted capital and surplus decreases relative to its risk-based capital, the RBC laws provide for increasing levels of regulatory intervention culminating with mandatory control of the operations of the insurer by the domiciliary insurance department at the so-called mandatory control level.
Wisconsin has largely adopted the model legislation promulgated by the NAIC pertaining to RBC, and requires annual reporting by Wisconsin-domiciled insurers to confirm that the minimum amount of RBC necessary for an insurer to support its overall business operations has been met. Wisconsin-domiciled insurers falling below a calculated threshold may be subject to varying degrees of regulatory action, including supervision, rehabilitation or liquidation by the Wisconsin OCI. Furthermore, BICI is required to maintain a ratio of total adjusted capital to authorized control level risk-based capital of not less than 400.0% under the Wisconsin OCI Stipulation and Order. Failure to maintain our risk-based capital at the required levels could adversely affect the ability of BICI to maintain the regulatory authority necessary to conduct our business. See “Risk Factors—We are subject to extensive regulation, which may adversely affect our ability to achieve our business objectives. In addition, if we fail to comply with these regulations, we may be subject to penalties, including fines, suspensions, revoking licenses, orders to cease and desist operations, and criminal prosecution, which may adversely affect our financial condition and results of operations.”
IRIS Ratios
The NAIC Insurance Regulatory Information System (“IRIS”) is part of a collection of analytical tools designed to provide state insurance regulators with an integrated approach to screening and analyzing the financial condition of insurance companies operating in their respective states. IRIS is intended to assist state insurance regulators in targeting resources to those insurers in greatest need of regulatory attention. IRIS consists of two phases: statistical and analytical. In the statistical phase, the NAIC database generates key financial ratio results based on financial information obtained from insurers’ annual statutory statements. The analytical phase is a review of the annual statements, financial ratios and other automated solvency tools. The primary goal of the analytical phase is to identify companies that appear to require immediate regulatory attention. A ratio result falling outside the usual range of IRIS ratios is not considered a failing result; rather, unusual values are viewed as part of the regulatory early monitoring system. Furthermore, in some years, it may not be unusual for financially sound companies to have several ratios with results outside the usual ranges. An insurance company may fall out of the usual range for one or more ratios because of specific transactions that are in themselves immaterial.
As of December 31, 2022, BICI had results outside the normal range in four categories. Our results for these ratios are attributable to the significant growth in premiums and low investment yields due to the current interest rate environment. Management does not anticipate regulatory action as a result of these IRIS ratio results.

MANAGEMENT
Executive Officers and Directors
The following table sets forth information for our executive officers and directors as of the date of this prospectus.

Name	Age*	Position
Stephen Sills	75	Chief Executive Officer and Director
Brad Mulcahey	46	Chief Financial Officer
David Newman	68	Chief Underwriting Officer
Matthew Botein	50	Director
_______________
*As of December 21, 2023.
Executive Officers
Stephen Sills. Stephen Sills has served as our Chief Executive Officer and as a member of our board of directors since September 2020. Mr. Sills founded Bowhead in September 2020. Prior to founding Bowhead, Mr. Sills was retired from 2019 to September 2020. From 2013 through 2019, Mr. Sills served as the Chairman and Chief Executive Officer of CapSpecialty and Professional Risk Management Services, Inc. Mr. Sills founded Darwin in 2003 and served as Chairman, President and Chief Executive Officer of Darwin from 2003 through 2008. Prior to founding Darwin, Mr. Sills founded Executive Risk in 1987, where he served as Chief Underwriting Officer and later as Chief Executive Officer until its sale to the Chubb Corporation (“Chubb”) in 1999, after which he was an Executive Vice President of Chubb until 2001. Mr. Sills previously served as a member of the board of the Connecticut Children’s Medical Center. Mr. Sills also served as president of the Professional Liability Underwriting Society (“PLUS”) and was awarded its Founders’ Award. This award recognizes a member who has made a significant contribution to PLUS. Mr. Sills received a B.S. in Economics from the University of Tennessee.
Brad Mulcahey. Brad Mulcahey has served as our Chief Financial Officer since September 2022. Prior to joining Bowhead, Mr. Mulcahey was Chief Financial Officer at Berkley Select, a division of W.R. Berkley Corp (NYSE: WRB) from October 2021 to September 2022. From May 2015 to until April 2019, Mr. Mulcahey served as Controller of JLT Specialty USA (“JLT”). Following JLT’s acquisition by Marsh & McLennan Companies (NYSE: MMC), Mr. Mulcahey served as a Senior Vice President, Finance with Marsh until September 2021. Prior to joining JLT, Mr. Mulcahey held various finance roles at Aon PLC (NYSE: AON) starting in 2002. Mr. Mulcahey received a B.A. in Business Administration and Finance from Southern Illinois University and is a Certified Public Accountant in the state of Illinois.
David Newman. David Newman has served as the Chief Underwriting Officer since               . From October 2020 to               , Mr. Newman served as our Chief Underwriter. Mr. Newman was retired from June 2016 to October 2020. Mr. Newman held various roles at Allied World from 2008 to June 2016 including Chief Underwriting Officer of the Global Markets division. Prior to Allied World acquiring Darwin in 2008, Mr. Newman served as Darwin’s Chief Underwriting Officer from 2003 to 2008. Prior to 2003, Mr. Newman spent over 20 years underwriting at syndicates operating within the Lloyd’s of London Market. Mr. Newman received an M.A. in Geography from Christchurch, University of Oxford.
Non-Employee Directors
Matthew Botein. Matthew B. Botein was appointed to our board of directors on          . Mr. Botein is a co-founder of Gallatin Point Capital, a private investment firm and has served as a Managing Partner of Gallatin Point Capital since 2017. Prior to founding Gallatin Point Capital, Mr. Botein served as co-head and Chief Investment Officer for Alternatives of BlackRock Alternative Investors (“BAI”) from 2009 until 2017 and as an advisor to BAI from 2017 through 2020. Prior to joining BAI, Mr. Botein served as a Managing Director and member of the Management Committee at Highfields Capital Management, a Boston-based private investment partnership. He also served as a member of the private equity departments at The Blackstone Group and Lazard Frères & Co. LLC. Mr.

Botein currently serves on the board of directors of James River Group Holdings, Ltd. (Nasdaq: JRVR), Tower Hill Risk Management, LLC and Northeast Bancorp (Nasdaq: NBN). Mr. Botein previously served on the board of directors of PennyMac Financial Services (NYSE: PFSI), Aspen Insurance Holdings (NYSE: AHL), CoreLogic Inc. (NYSE: CLGX), First American Corporation (NYSE: FAF), PennyMac Mortgage Investment Trust (NYSE: PMT). Mr. Botein also serves on the Board of Managers of CareGroup/CJP and Boston Medical Center. Mr. Botein received a B.A. (magna cum laude) from Harvard College and a M.B.A degree (with high distinction) from Harvard Business School, where he was awarded Baker and Loeb scholarships.
Family Relationships
There are no family relationships among any of our directors or executive officers.
Board Composition and Election of Directors
Our amended and restated bylaws will provide that our board of directors shall consist of no less than     but no more than      directors and the number of directors constituting the entire board of directors shall be fixed from time to time by the board of directors. Upon consummation of this offering, our board of directors will consist of     members.
Prior to the completion of this offering, we will amend our certificate of incorporation and bylaws to divide our board of directors into three classes of approximately equal number of directors, with each director serving a three-year term and one class being elected at each annual meeting of stockholders. The classified board provisions are subject to a seven-year sunset. See “Description of Capital Stock—Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law—Classified Board of Directors.”
As discussed under “Certain Relationships and Related Party Transactions—Director Nomination Agreement,” BIHL will have the right (but not the obligation) to nominate certain of our directors.
Controlled Company Status
For purposes of the corporate governance rules of        , we expect to be a “controlled company” upon completion of this offering. Controlled companies under those rules are companies of which more than 50.0% of the voting power for the election of directors is held by an individual, a group or another company. BIHL, an entity owned by our Pre-IPO Investors, will own more than 50.0% of our voting power upon completion of this offering. Accordingly, we expect to be eligible for and intend to rely on certain exemptions from the corporate governance requirements of        . Specifically, as a “controlled company,” we would not be required to have (i) a majority of independent directors, (ii) a nominating and corporate governance committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (iii) a compensation committee composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities or (iv) an annual performance evaluation of the nominating and governance and compensation committees. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event we cease to be a “controlled company” and our shares continue to be listed on          , we will be required to comply with these provisions within the applicable transition periods. See “Risk Factors— We will be a “controlled company” within the meaning of the rules of          and, as a result, will qualify for, and rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.”
Director Independence
We have reviewed the independence of the persons that will be serving as directors upon the consummation of this offering using the     independence standards. Based on this review, we have determined that          are independent within the meaning of the         listing standards.

Committees of the Board of Directors
After the completion of this offering, the standing committees of our board of directors will consist of an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Our board of directors may also establish from time to time any other committees that it deems necessary or desirable.
Audit Committee
After the completion of this offering, our Audit Committee will consist of        , who serves as the Chair of the Audit Committee,        and        qualify as independent directors under the corporate governance standards and the independence requirements of Rule 10A-3 of the Exchange Act. Our board of directors has determined that qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K. The Audit Committee assists our board of directors in fulfilling its oversight responsibilities relating to:
•accounting, financial reporting and disclosure processes;
•adequacy and soundness of systems of disclosure and internal control established by management;
•the quality and integrity of our financial statements and the annual independent audit of our financial statements;
•our independent registered public accounting firm’s qualifications and independence;
•the performance of our internal audit function and independent registered public accounting firm;
•our compliance with legal and regulatory requirements in connection with the foregoing;
•compliance with our Code of Conduct;
•overall risk management profile; and
•approving related party transactions.
Our board of directors will adopt a written charter for the Audit Committee, which will be available on our website upon the completion of this offering.
Compensation Committee
Upon the completion of this offering, we expect to have a Compensation Committee, consisting of      ,      and      , who will serve as the chair. Because we will be a controlled company for purposes of      listing requirements, we have elected to take advantage of exemption from the requirement that would otherwise require our Compensation Committee to be comprised entirely of independent directors.
The purpose of the Compensation Committee is to assist our board of directors in discharging its responsibilities relating to:
•the establishment, maintenance and administration of compensation and benefit policies designed to attract, motivate and retain personnel with the requisite skills and abilities to contribute to our long-term success;
•setting our compensation program and compensation of our executive officers, directors and key personnel;
•monitoring our incentive compensation and equity-based compensation plans;
•succession planning for our executive officers, directors and key personnel;
•our compliance with the compensation rules, regulations and guidelines promulgated by      , the SEC and other law, as applicable; and

•preparing the compensation committee report required to be included in our proxy statement under the rules and regulations of the SEC.
Our board of directors will adopt a written charter for the Compensation Committee, which will be available on our website upon the completion of this offering.
Nominating and Corporate Governance Committee
Upon the completion of this offering, we expect to have a Nominating and Corporate Governance Committee, consisting of      ,      and      , who will serve as the chair. Because we will be a controlled company for purposes of        listing requirements, we have elected to take advantage of exemption from the requirement that would otherwise require our Nominating and Corporate Governance Committee to be comprised entirely of independent directors.
The purpose of the Nominating and Corporate Governance Committee is to:
•advise our board of directors concerning the appropriate composition of our board of directors and its committees;
•identify individuals qualified to become members of our board of directors;
•recommend to our board of directors the persons to be nominated by our board of directors for election as directors at any meeting of stockholders;
•recommend to our board of directors the members of our board of directors to serve on the various committees of our board of directors;
•develop and recommend to our board of directors a set of corporate governance guidelines and assist our board of directors in complying with them;
•oversee the evaluation of our board of directors, our board of directors’ committees and management; and
•oversee environmental, social and corporate governance strategies and initiatives.
Our board of directors will adopt a written charter for the Nominating and Corporate Governance Committee, which will be available on our website upon the completion of this offering.
Compensation Committee Interlocks and Insider Participation
None of the members of our Compensation Committee has at any time been one of our executive officers or employees. None of our executive officers currently serves, or has served during the last completed fiscal year, on the Compensation Committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or Compensation Committee.
We have entered into certain indemnification agreements with our directors described in “Certain Relationships and Related Party Transactions—Director and Officer Indemnification Agreements.”
Board of Directors Review and Selection
When considering whether directors and nominees have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, our board of directors focused primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.
In evaluating director candidates, we consider, and will continue to consider in the future, factors, including personal and professional character, integrity, ethics and values, experience in corporate management, finance and other relevant industry experience, social policy concerns, judgment, potential conflicts of interest, including other commitments, practical and mature business judgment, and such factors as age, gender, race, orientation, experience and any other relevant qualifications, attributes, or skills.
Code of Ethics and Code of Conduct
We will adopt a new Code of Ethics and Business Conduct that applies to all of our directors, officers and employees, including our chief executive officer and chief financial officer. Our Code of Ethics and Business Conduct will be available on our website upon the completion of this offering. Our Code of Ethics and Business Conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

EXECUTIVE AND DIRECTOR COMPENSATION
This section discusses the material components of the executive compensation program for our executive officers who are named in the “2023 Summary Compensation Table” below. For the fiscal year ended December 31, 2023, our “named executive officers” and their positions were as follows:
•Stephen Sills, Chief Executive Officer
•Brad Mulcahey, Chief Financial Officer; and
•David Newman, Chief Underwriting Officer
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.
2023 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Stephen Sills	2023
Chief Executive Officer
Brad Mulcahey	2023
Chief Financial Officer
David Newman	2023
Chief Underwriting Officer
Narrative Disclosure to Summary Compensation Table
We will include the narrative disclosure to the 2023 Summary Compensation Table and other compensation tables in subsequent amendments to the registration statement of which this prospectus forms a part.
2024 Plan
In connection with the completion of the offering contemplated by this prospectus, we intend to adopt the 2024 Plan. We will provide information concerning the 2024 Plan in subsequent amendments to the registration statement of which this prospectus forms a part.
Director Compensation
The following table provides the compensation provided to our non-employee directors for the fiscal year ended December 31, 2023.

Director	Fees Earned or Paid in Cash ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Matthew Botein
We are currently reviewing the compensation that we will provide to our non-employee directors following the completion of this offering. We will provide information regarding director compensation and the decision-making process for determining director compensation in subsequent amendments to the registration statement of which this prospectus forms a part.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the director and executive officer compensation arrangements discussed above under “Executive and Director Compensation,” the following is a description of transactions since January 1, 2021, to which we have been a party in which the amount involved exceeded or will exceed $120,000 and in which any of our directors, executive officers, beneficial holders of more than 5.0% of our common stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest.
BIHL
BIHL currently owns 100.0% of our common stock and will own approximately     % of our common stock following the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock). BIHL contributes capital to us on an as needed basis and as of December 31, 2022, BIHL contributed $100.4 million to us. The BIHL Partnership Agreement governs the distribution of the profits and losses of BIHL to its partners. The BIHL Partnership Agreement requires the supermajority approval (i.e., at least 75.0% of the outstanding Class A partnership interests in BIHL) of certain actions of the partnership and its subsidiaries, including the Company, and also provides its limited partners with certain rights of first refusal with respect to sales of securities of BIHL and its subsidiaries.
Arrangements With AmFam and its Affiliates
Our subsidiary, BICI, has a Quota Share Agreement with AFMIC. Under the Quota Share Agreement, BICI assumes 100.0% of all Casualty, Professional Lines and Healthcare risks, net of inuring third-party reinsurance, written on behalf of AmFam by BSUI. AmFam receives a ceding fee on net premiums assumed by BICI. As of December 31, 2023, the ceding fee is        of net premiums assumed by BICI per month. For the years ended December 31, 2023, 2022 and 2021, BICI assumed net premiums of $     , $356.9 million and $223.9 million, respectively, and BICI paid ceding fees of $     , $5.2 million and $3.4 million respectively to AmFam, under the Quota Share Agreement.
Pursuant to the Quota Share Agreement, BICI is required to set aside assets in a trust to secure a portion of its reinsurance recoverable obligation under the Quota Share Agreement, and on March 29, 2021, BICI entered into an insurance trust agreement (the “Trust Agreement”) with AFMIC and U.S. Bank National Association, as trustee. BICI must maintain assets in the trust account with a fair value as of the end of each month equal to the greater of (i) (A) reinsured losses and allocated loss expenses paid or payable by AFMIC but not recovered from BICI, (B) reserves for reinsured losses reported and outstanding, (C) reserves for reinsured losses incurred but not reported and (D) reserves for allocated reinsurance loss expenses and unearned premiums and (ii) the trust required balance, which was $0 commencing on July 1, 2021. Assets deposited in the trust account will be valued at their fair market and must consist only of cash, certificates of deposit and investments of the types permitted by the insurance laws of the state of domicile; provided that such certificates of deposit and investments are not issued by a parent, subsidiary or affiliate of either BICI or AFMIC.
On January 26, 2022, BICI entered into a Professional Lines, Casualty and Healthcare Quota Share Reinsurance Contract (the “2022 Ceded Quota Share Agreement”) and a Professional Lines, Casualty and Healthcare Excess Cessions Reinsurance Contract (the “2022 Ceded Excess Loss Agreement”) with reinsurers, in which American Family Connect Property and Casualty Insurance Company (“AFCPCIC”), a subsidiary of AmFam, participated. Pursuant to the 2022 Ceded Quota Share Agreement, BICI ceded 20.0% of the exposure to the reinsurers and AFCPCIC had a 0.5% ($75,000) share in the interests and liabilities of the reinsurers. Pursuant to the 2022 Ceded Excess Loss Agreement, BICI ceded 70.1% of losses in excess of $5.0 million up to $15.0 million to the reinsurers and AFCPCIC had a 1.8% ($175,000) share in the interests and liabilities of the reinsurers. In addition, BICI also entered into a cyber professional lines Quota Share Reinsurance Agreement with reinsurers, in which AFCPCIC, a subsidiary of AmFam, also participated, pursuant to which BICI ceded 53.5% of the exposure to the reinsurers and AFCPCIC had a 10.0% share in the interests and liabilities of the reinsurer. See “Business—Reinsurance” for additional information.
On March 7, 2023, BICI entered into a Professional Lines, Casualty and Healthcare Quota Share Reinsurance Contract (the “2023 Ceded Quota Share Agreement”) and a Professional Lines, Casualty and Healthcare Excess

Cessions Reinsurance Contract (the “2023 Ceded Excess Loss Agreement”) with reinsurers, in which AFCPCIC, a subsidiary of AmFam, participated. Pursuant to the 2023 Ceded Quota Share Agreement, BICI ceded 25.0% of the exposure to the reinsurers and AFCPCIC had a 2.5% share in the interests and liabilities of the reinsurers. Pursuant to the 2023 Ceded Excess Loss Agreement, BICI ceded 65.0% of losses in excess of $5.0 million up to $15.0 million to the reinsurers and AFCPCIC had a 6.5% share in the interests and liabilities of the reinsurers. See “Business—Reinsurance” for additional information.
BSUI has separate MGA Agreements with the AmFam Issuing Carriers. Under these agreements, BSUI is permitted to issue insurance policies on behalf of the AmFam Issuing Carriers and is also responsible for providing accounting, claims handling and other necessary services to the AmFam Issuing Carriers to support its respective regulatory, statutory and other compliance requirements. BSUI is entitled to a commission in exchange for these services, which is adjusted to equal actual costs for each month in accordance with the terms of the MGA Agreements.
On November 1, 2020, BUSI entered into a consulting agreement (the “Consulting Agreement”) with Homesite Insurance Group, a subsidiary of AmFam, to provide consulting services to Homesite Insurance Group on the development of their professional liability, casualty and medical professional lines insurance underwriting. The Consulting Agreement expired on January 31, 2021.
Registration Rights Agreement
In connection with the consummation of this offering, we intend to enter into the Registration Rights Agreement with BIHL, which will provide customary demand and piggyback registration rights. The Registration Rights Agreement will also provide that we will pay customary expenses relating to such registrations and indemnify against certain liabilities that may arise under the Securities Act. See “Description of Capital Stock.”
Director Nomination Agreement
In connection with the consummation this offering, we will enter into the Director Nomination Agreement with BIHL. So long as BIHL owns     % or more of our outstanding common stock, BIHL will have the right (but not the obligation) to nominate individuals to our board of directors; so long as BIHL owns     % or more but less than     % of our outstanding common stock, BIHL will have the right (but not the obligation) to nominate     individuals to our board of directors; and so long as BIHL owns     % or more but less than     % of our outstanding common stock, BIHL will have the right (but not the obligation) to nominate individuals to our board of directors. Subject to limited exceptions, we will include these nominees in the slate of nominees recommended to our stockholders for election as directors.
Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to     % of the shares offered by this prospectus, excluding the additional shares that the underwriters have a 30-day option to purchase, for sale to certain of our employees, certain of our directors and certain other parties. Shares purchased by our directors and officers will be subject to the 180-day lock-up restriction described under “Underwriting.”
Director and Officer Indemnification Agreements
Prior to consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement is expected to provide, among other things, for indemnification to the fullest extent permitted by law and our amended and restated certificate of incorporation and bylaws against (i) any and all expenses and liabilities, including judgments, fines, penalties, interest and amounts paid in settlement of any claim with our approval and counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any of our indebtedness and (iii) any liabilities incurred as a result of acting on behalf of us (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements will provide for the advancement or payment of expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and bylaws. Insofar as indemnification for liabilities arising under the Securities

Act may be permitted to our directors, officers or persons controlling us pursuant to the foregoing provisions, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
We believe that these indemnification agreements, as well as our maintaining directors’ and officers’ liability insurance, help us to attract and retain qualified persons as directors and officers.
Policy Regarding Related Party Transactions
Prior to the consummation of this offering, our board of directors will adopt a written policy for the review of any transaction, arrangement or relationship in which we are a participant, the amount involved exceeds $120,000 and one of our executive officers, directors, director nominees or beneficial holders of more than 5% of our common stock (or their immediate family members or affiliates) is implicated, each of whom we refer to as a “related person,” has a direct or indirect material interest.
If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a “related person transaction,” the related person must report the proposed related person transaction to the chairperson of our audit committee. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the audit committee. In approving or rejecting such proposed transactions, the audit committee will be required to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including the material terms of the transaction, risks, benefits, costs, availability of other comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee will approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee determines in the good faith in the exercise of its discretion. In the event that any member of our audit committee is not a disinterested person with respect to the related person transaction under review, that member will be excluded from the review and approval or rejection of such related person transaction and another director may be designated to join the committee for purposes of such review. Whenever practicable, the reporting, review and approval will occur prior to entering into the transaction. If advance review and approval is not practicable, the audit committee will review and may, in its discretion, ratify the related person transaction retroactively.

PRINCIPAL STOCKHOLDERS
The following table contains certain information about the beneficial ownership of our common stock as of     , 2024, (i) immediately prior to the consummation of this offering and (ii) as adjusted to reflect the sale of shares of our common stock offered by this prospectus by:
•each individual or entity known by us to beneficially own more than 5% of our outstanding common stock;
•each named executive officer;
•each of our directors; and
•all of our directors and executive officers as a group.
Beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, we believe, based on information furnished to us, that each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name. Unless otherwise noted, the address of each beneficial owner is 1411 Broadway, Suite 3800, New York, NY 10018.
For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related Party Transactions.”

Shares Beneficially Owned After this Offering
	Shares Beneficially Owned Prior to this Offering		Assuming No Exercise of the Underwriters’ Option		Assuming Full Exercise of the Underwriters’ Option
	Number	Percentage	Number	Percentage	Number	Percentage
Name of Beneficial Owner
Greater than 5% Stockholders:
Bowhead Insurance Holdings LP(1)

Named Executive Officers and Directors:
Stephen Sills
Brad Mulcahey
David Newman
Matthew Botein
All executive officers and directors as a group ( persons)
__________________
*Less than 1%.
(1)Represents shares of common stock held by BIHL. Bowhead Insurance GP LLC is the general partner of BIHL. Voting and dispositive decisions of the General Partner require a vote of a majority of the board of managers of the General Partner or the approval of a supermajority interest (i.e., at least 75% of the outstanding Class A partnership interests in BIHL), as applicable. No member of the General Partner has the right to appoint 50% or more of the members of the General Partner’s board of managers. Because voting and dispositive decisions are made by a majority of the board of managers or a supermajority interest, as applicable, none of the members or managers of the board of the General Partner is deemed to be a beneficial owner of the shares of our common stock held by BIHL.

DESCRIPTION OF CAPITAL STOCK
The following is a description of our capital stock. The following description is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect at or prior to the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part, and the applicable provisions of the DGCL.
Upon the consummation of this offering, our authorized capital stock will consist of     shares of our common stock, $0.01 par value per share; and      shares of preferred stock, par value $0.01 per share. No shares of preferred stock will be issued or outstanding immediately after the offering contemplated by this prospectus. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.
Common Stock
Each holder of our common stock is entitled to one vote per share on all matters submitted to a vote of the stockholders. The holders of our common stock are entitled to receive dividends as may be declared from time to time by our board of directors out of legally available funds. See the section titled “Dividend Policy” for additional information. In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities. Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. All shares of our common stock that will be outstanding at the time of the completion of the offering will be fully paid and non-assessable.
The rights, powers, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may authorize and issue in the future.
Preferred Stock
Our amended and restated certificate of incorporation will authorize our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by     rules, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors will be able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:
•the designation of the series;
•the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);
•whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•the dates at which dividends, if any, will be payable;
•the redemption rights and price or prices, if any, for shares of the series;
•the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;
•whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•restrictions on the issuance of shares of the same series or of any other class or series; and
•the voting rights, if any, of the holders of the series.
We will be able to issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. In addition, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control, or other corporate action. As a result of these or other factors, the issuance of preferred stock may have an adverse impact on the market price of our common stock.
Dividends
The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by our board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.
Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be subject to applicable laws and will depend on our financial condition, results of operations, capital requirements, general business conditions, legal, tax and regulatory limitations, contractual restrictions and other factors that our board of directors considers relevant. See “Dividend Policy” for additional information. Our ability to pay dividends to stockholders is also dependent on dividends and other distributions from BICI and our other operating companies. See “Regulation—Restrictions on Paying Dividends” for additional information.
Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Certain Provisions of Delaware Law
Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL, which are summarized in the following paragraphs, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of        , which would apply if and so long as our common stock remains listed on        , require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate acquisitions.
Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions or employee benefit plans.
One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.
Classified Board of Directors
Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by our board of directors. The classified board provisions are subject to a 7-year sunset.
In connection with this offering, we will enter into a Director Nomination Agreement that will grant BIHL the right to nominate individuals to our board of directors provided certain ownership requirements are met. See “Certain Relationships and Related Party Transactions—Director Nomination Agreement.”
Business Combinations
We will opt out of Section 203 of the DGCL, and the restrictions and limitations set forth therein. However, our amended and restated certificate of incorporation will contain provisions that are similar to Section 203 of the DGCL. Specifically, our amended and restated certificate of incorporation will provide that, subject to certain exceptions, we will not be able to engage in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors, or, upon becoming an interested stockholder, owned at least 85% of the voting power of the outstanding stock or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
However, in our case, BIHL, Gallatin Point Capital and AmFam and any of their respective affiliates and any of their respective direct or indirect transferees of our common stock will not be deemed to be “interested stockholders” for the purposes of our amended and restated certificate of incorporation regardless of the percentage of our outstanding voting stock owned by them, and, accordingly will not be subject to such restrictions.
Removal of Directors; Vacancies
Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that directors may only be removed for cause. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws will also provide that, subject to the provisions of the Director Nomination Agreement and the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on our board of directors that results from an increase in the number of directors and any vacancy occurring on our board of directors may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders).

No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all of our directors.
Special Stockholders Meetings
Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called at any time (i) only by or at the direction of our board of directors or the chair of our board of directors or (ii) until the date that BIHL ceases to beneficially own 40% or more of our outstanding common stock, at the request of holders of at least 40% of our outstanding common stock. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.
Requirements for Advance Notification of Director Nominations and Stockholder Proposals
Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws will also specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws will allow the chair of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to influence or obtain control of the Company.
Stockholder Action by Written Consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting once BIHL ceases to beneficially own at least 40% of our outstanding common stock.
Amendment of Certificate of Incorporation or Bylaws
The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. In connection with the consummation of this offering, our amended and restated bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 66 2∕3% of the votes which all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 66 2∕3% of the votes which all our stockholders would be entitled to cast in any election of directors will be required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our amended and restated certificate of incorporation described above.

The foregoing provisions of our amended and restated certificate of incorporation and our amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action; provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Exclusive Forum
Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if such court does not have jurisdiction another state or the federal courts (as appropriate) located within the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of the Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of the Company to the Company or our stockholders, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim governed by the internal affairs doctrine of the State of Delaware.
Our amended and restated certificate of incorporation will further provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the federal securities laws of the United States, including any claims under the Securities Act and the Exchange Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce a duty or liability created by the Securities Act or the rules and regulations thereunder and, accordingly, we cannot be certain that a court would enforce such provision. It is possible that a court could find our forum selection provisions to be inapplicable or unenforceable and, accordingly, we could be required to litigate claims in multiple jurisdictions, incur additional costs or otherwise not receive the benefits that we expect our forum selection provisions to provide.
Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. Our exclusive forum provision shall not relieve the Company of its duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.

Corporate Opportunities; Conflicts of Interest
Our amended and restated certificate of incorporation will provide that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any business opportunity of Gallatin Point Capital and AmFam and their respective members, managers, partners, shareholders, officers, directors, employees, agents, representatives and affiliates (the “Initial Investor Group”) or any director that is not our employee. We will not renounce any interest in any corporate opportunity offered to any director or officer if such opportunity is expressly offered to such person solely in his or her capacity as our director or officer.
Our amended and restated certificate of incorporation will provide that the Initial Investor Group will have no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In the event that the Initial Investor Group acquires knowledge of a potential transaction or other business opportunity that may be a corporate opportunity, such person will have no duty to communicate or offer such transaction or business opportunity to us or our affiliates and they may take any such opportunity for themselves or offer it to another person or entity unless such knowledge was acquired solely in such person’s capacity as our director or officer.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their stockholders for monetary damages for breaches of fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors and officers for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. This provision will not limit or eliminate the liability of any officer in any action by or in the right of the Company, including any derivative claims. Exculpation under this provision will not apply to any director or officer if the director or officer has breached the duty of loyalty to the corporation and its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions, or derived an improper benefit from his or her actions as a director or officer.
Our amended and restated bylaws will provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We also intend to enter into indemnification agreements with our directors, which agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that these indemnification and advancement provisions, and insurance will be useful to attract and retain qualified directors and officers.
The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
Registration Rights
In connection with the consummation of this offering, we intend to enter into the Registration Rights Agreement with BIHL. The Registration Rights Agreement will provide that following this offering and the expiration or waiver of any related lock-up period, BIHL and its permitted transferees can require us to register under the Securities Act all or any portion of the shares held by BIHL and its permitted transferees, subject to customary requirements and limitations. BIHL and its permitted transferees will also have piggyback registration rights, such that BIHL and its permitted transferees may include their respective shares in certain future registrations of our equity securities. The demand registration rights and piggyback registration rights will each be subject to market cut-back exceptions.
The registration rights agreement will set forth customary registration procedures, including an agreement by us to make our management reasonably available to participate in road show presentations in connection with any underwritten offerings. We will also agree to indemnify BIHL and its permitted transferees with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to us for use in a registration statement by BIHL or any permitted transferee.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is          . The transfer agent’s address is          .
Listing
We intend to apply to have our common stock listed on          under the symbol “BI.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur may adversely affect market prices of our common stock prevailing from time to time and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. Furthermore, there may be sales of substantial amounts of our common stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. See “Risk Factors.” We cannot predict the effect, if any, that future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time.
Upon completion of this offering, we will have a total of      shares of our common stock outstanding, assuming no exercise of the underwriters’ option to purchase additional shares. Of the outstanding shares, the         shares of common stock sold in this offering (or      shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144, including our directors, executive officers and other affiliates, may be sold only in compliance with the limitations described below.
The remaining outstanding      shares of common stock, representing        % of the total outstanding shares of our common stock following the completion of this offering, will be deemed restricted securities under the meaning of Rule 144 and may be sold in the public market only if registered or if they qualify for an exemption from registration, including the exemptions pursuant to Rule 144 and Rule 701 under the Securities Act (“Rule 701”), which we summarize below.
Lock-Up Arrangements
In connection with this offering, we, our executive officers, directors and all of our stockholders will agree, subject to certain exceptions, not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, without, in each case, the prior written consent of      , for a period of 180 days after the date of this prospectus. See “Underwriting” for a description of the lock-up agreements applicable to our shares.
Rule 144
In general, under Rule 144, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, our affiliates or persons selling shares of our common stock on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell upon the expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:
•1% of the number of shares of our common stock then outstanding, which will equal approximately              shares immediately after this offering; or
•the average reported weekly trading volume of our common stock on      during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements, and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.
We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who received shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.
Registration Statements on Form S-8
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to issuance under the 2024 Plan to be adopted in connection with this offering. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly shares of our common stock registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover      shares of our common stock.
Registration Rights
In connection with the consummation of this offering, we intend to enter into the Registration Rights Agreement with BIHL, which will provide customary demand and piggyback registration rights. See “Description of Capital Stock.”
Upon the completion of this offering, BIHL or its permitted transferees will have registration rights under the Registration Rights Agreement with respect to its      shares of our common stock.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK
The following is a summary of U.S. federal income tax considerations generally applicable to Non-U.S. Holders (as defined below) with respect to the ownership and disposition of shares of our common stock issued pursuant to this offering and who hold such shares as a capital asset (generally, property held for investment) within the meaning of The Internal Revenue Code (the “Code”). This summary is based on the Code, Treasury Department regulations promulgated thereunder, (the “Regulations”), administrative interpretations and court decisions, each as in effect as of the date of this document and all of which are subject to change, possibly with retroactive effect. This summary is not binding on the IRS, and there can be no assurance that the IRS or a court will agree with the conclusions stated herein. This summary is not a complete description of all of the U.S. federal income tax considerations that may be relevant to a particular Non-U.S. Holder. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•banks, insurance companies and other FIs;
•brokers, dealers or traders in securities;
•certain former citizens or residents of the United States;
•persons that elect to mark their securities to market;
•persons holding our common stock as part of a straddle, hedge, conversion or other integrated transaction;
•persons whose functional currency is not the U.S. dollar;
•persons deemed to sell our common stock under the constructive sale provisions of the Code;
•persons who acquired shares of our common stock as compensation or otherwise in connection with the performance of services;
•controlled foreign corporations;
•passive foreign investment companies; and
•tax-exempt organizations.
In addition, this discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, alternative minimum tax or Medicare contribution tax considerations. Non-U.S. Holders should consult their tax advisors regarding the particular tax considerations to them of owning and disposing of our common stock.
For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust (i) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons (as defined in Section 7701(a)(30) of the Code) have the authority to control all substantial decisions, or (ii) that has otherwise validly elected to be treated as a U.S. person under the applicable Regulations.

If a partnership (or other entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner or beneficial owner of the entity or arrangement will generally depend on the status of the partner or beneficial owner and the activities of the entity or arrangement. Partners in a partnership (or beneficial owners of another entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) should consult their tax advisors regarding the tax considerations of an investment in our common stock.
Distributions
As discussed under the section titled “Dividend Policy,” while we do not currently anticipate paying regular cash dividends to our common stockholders on an annual or quarterly basis, we may pay special dividends from time to time. If we do make distributions of cash or property (other than certain stock distributions) with respect to our common stock (or if we engage in certain redemptions that are treated as distributions with respect to common stock), any such distributions generally will be treated as dividends to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). If a distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), the excess will be treated first as a tax-free return of capital to the extent of a Non-U.S. Holder’s adjusted tax basis in our common stock and thereafter as capital gain from the sale, exchange or other taxable disposition of our common stock, with the tax treatment described below in “—Sale or Other Disposition of Shares of Our Common Stock.”
Subject to the discussion below on effectively connected income, distributions treated as dividends paid on our common stock to a Non-U.S. Holder will generally be subject to U.S. federal withholding tax at a 30% rate, or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding under an applicable income tax treaty, a Non-U.S. Holder will generally be required to (i) provide a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or any appropriate successor or replacement forms), as applicable, certifying that it is not a U.S. person as defined under the Code and that it is entitled to benefits under the treaty or (ii) if such Non-U.S. Holder’s common stock is held through certain foreign intermediaries or foreign partnerships, satisfy the relevant certification requirements of applicable Regulations, including by having the Non-U.S. Holder provide appropriate documentation to the foreign intermediary or foreign partnership, who then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation but that is eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Subject to the discussion below under “—Foreign Account Tax Compliance Act,” no amounts in respect of U.S. federal withholding tax will be withheld from dividends paid to a Non-U.S. Holder if the dividends are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by such Non-U.S. Holder in the United States) and the Non-U.S. Holder provides a properly executed IRS Form W-8ECI or other applicable or successor form. Instead, the effectively connected dividends will generally be subject to regular U.S. income tax on a net income basis as if the Non-U.S. Holder were a U.S. person as defined under the Code. A Non-U.S. Holder that is a treated as a corporation for U.S. federal income tax purposes receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate) on its effectively connected earnings and profits (subject to certain adjustments).
Sale or Other Disposition of Shares of Our Common Stock
A Non-U.S. Holder will generally not be subject to U.S. federal income tax on gain realized on a sale, exchange or other disposition of our common stock unless:
•such gain is “effectively connected” with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to the Non-U.S. Holder’s permanent establishment or fixed base in the United States), in which case such gain will generally be subject to U.S. federal income tax in the same manner as effectively connected dividend income as described above;

•the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, in which case such gain will generally be subject to U.S. federal income tax at a rate of 30% (or a lower treaty rate), which gain may be offset by certain U.S.-source capital losses even though the individual is not considered a resident of the United States, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses; or
•we are or become a United States real property holding corporation (as defined in Section 897(c) of the Code, a “USRPHC”), at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, and either (i) our common stock is not regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs, or (ii) the Non-U.S. Holder has owned or is deemed to have owned, at any time within the shorter of the five-year period preceding the disposition or the Non-U.S. Holder’s holding period, more than 5% of our common stock.
Although there can be no assurance in this regard, we believe that we are not a USRPHC, and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes.
Foreign Account Tax Compliance Act
Certain rules may require withholding at a rate of 30% on dividends in respect of our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the Treasury Department to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution to the extent such interests or accounts are held by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments or (ii) complies with an intergovernmental agreement between the United States and an applicable foreign country to report such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we or the applicable withholding agent will in turn provide to the Treasury Department. We will not pay any amounts to holders in respect of any amounts withheld. Non-U.S. Holders should consult their tax advisors regarding the possible implications of this withholding tax on their investment in our common stock.

UNDERWRITING
We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC and Keefe, Bruyette & Woods, Inc. are acting as joint book-running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
Keefe, Bruyette & Woods, Inc.
Total
The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $         per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $        per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to        additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.
The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $        per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Name	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $         . We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $            .
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders.

Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended (the “Securities Act”) relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of          for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.
The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of restricted stock units (“RSUs”) (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; or (iii) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.
Our directors and executive officers and substantially all of our stockholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of          , (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (ii) enter into any hedging, swap or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of lock-up securities, in cash or otherwise, (iii) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (iv) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.
The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (i) transfers of lock-up securities: (A) as bona fide gifts, or for bona fide estate planning purposes; (B) by will or intestacy; (C) to any trust for the direct or indirect benefit of the lock-up party or any immediate family member; (D) to a partnership, limited liability company or other entity of which the lock-up party and its immediate family members are the legal and beneficial owner of all of the outstanding equity securities or similar interests; (E) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (A) through (D); (F) in the case of a corporation, partnership, limited liability company, trust or other business entity, (x) to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with the lock-up party or its affiliates or (y) as part of a distribution to members or stockholders of the lock-up party; (G) by operation of law; (H) to us from an employee upon death, disability or termination of employment of such employee; (I) as part of a sale of lock-up securities acquired in open market transactions after the completion of this offering; (J) to us in connection with the vesting, settlement or exercise of restricted stock units, options, warrants or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments; or (K) pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction approved by our board of directors and made to all stockholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph; (ii) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in in this prospectus, provided that any lock-up securities received upon such exercise, vesting or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (iii) the conversion of outstanding preferred stock, warrants to acquire preferred stock or convertible securities into shares of our common stock or warrants to acquire shares of our common stock; provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; and (iv) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), provided that such plan does not provide for the transfer of lock-up securities during the restricted period.
               , in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
We will apply to have our common stock approved for listing/quotation on          under the symbol “BI”.
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the          , in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
•the information set forth in this prospectus and otherwise available to the representatives;
•our prospects and the history and prospects for the industry in which we compete;
•an assessment of our management;
•our prospects for future earnings;
•the general condition of the securities markets at the time of this offering;
•the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and
•other factors deemed relevant by the underwriters and us.
Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
Directed Share Program
At our request, the underwriters have reserved for sale, at the initial public offering price, up to      % of the shares offered by this prospectus, excluding the additional shares that the underwriters have a 30-day option to purchase, for sale to certain of our employees, certain of our directors and certain other parties. Shares purchased by our directors and officers will be subject to the 180-day lock-up restriction described above. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares that are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.
Selling Restrictions
Notice to Prospective Investors in the European Economic Area (“EEA”)
In relation to each EEA Member State (each a “Relevant Member State”), no shares of common stock have been offered or will be offered pursuant to the offering to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Regulation (as defined below), except that shares may be offered to the public in that Relevant Member State at any time:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to, and with each of the representatives and us that it is a “qualified investor” as defined in the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to Prospective Investors in the United Kingdom
No shares have been offered or will be offered pursuant to the Offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that the shares may be offered to the public in the United Kingdom at any time:
(a)to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation (as defined below);
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Global Coordinators for any such offer; or
(c)in any other circumstances falling within Section 86 of the FSMA, provided that no such offer of shares shall requires us and/or any underwriters or any of their affiliates to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression “offer to the public” in relation to shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus

Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FSMA.
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to Prospective Investors in Canada
The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in Australia
This prospectus:
•does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);
•has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and
•may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).
The shares of common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or to buy the shares of common stock may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares of common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of common stock, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares of common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares of common stock, offer, transfer, assign or otherwise alienate those shares of common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Notice to Prospective Investors in the United Arab Emirates
The shares of common stock have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.
Notice to Prospective Investors in Hong Kong
The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to Prospective Investors in Japan
The shares of common stock have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA; (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
•a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
•a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contract (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the common stock pursuant to an offer made under Section 275 of the SFA except:
•to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
•where no consideration is or will be given for the transfer;
•where the transfer is by operation of law;
•as specified in Section 276(7) of the SFA; or
•as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities based Derivatives Contracts) Regulations 2018.
Singapore SFA Product Classification—Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the company has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the shares of common stock are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Notice to Prospective Investors in Switzerland
The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance of prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the company or the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA), and the offer of shares of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of common stock.

LEGAL MATTERS
Certain legal matters will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP.
EXPERTS
The financial statements as of December 31, 2022 and for the year ended December 31, 2022 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus with the SEC. This prospectus is a part of the registration statement and does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, you should refer to the registration statement and its exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or other document referred to in those documents are not necessarily complete, and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement or other document. Each of these statements is qualified in all respects by this reference.
Following the completion of this offering, we will be subject to the informational reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. Our filings with the SEC will be available to the public on the SEC’s website at http://www.sec.gov. Those filings will also be available to the public on, or accessible through, our website (www.bowheadspecialty.com) under the heading “          .” The information we file with the SEC or contained on or accessible through our corporate website or any other website that we may maintain is not part of this prospectus or the registration statement of which this prospectus is a part.
No person is authorized by us to give any information or to make any representations other than those contained or incorporated by reference in this preliminary prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this preliminary prospectus nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth or incorporated by reference herein or in our affairs since the date hereof.

BOWHEAD HOLDINGS INC.
CONSOLIDATED FINANCIAL STATEMENTS
WITH INDEPENDENT AUDITOR’S REPORT
As of and for the Year Ended December 31, 2022

Bowhead Holdings Inc.
Schedules other than those listed are omitted for the reason that they are not required, are not applicable or that equivalent information has been included in the financial statements or notes thereto or elsewhere herein.

Report of Independent Registered Public Accounting Firm
To the Board of Managers and Stockholders of Bowhead Holdings Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Bowhead Holdings Inc. and its subsidiaries (the “Company”) as of December 31, 2022, and the related consolidated statements of income and comprehensive loss, changes in stockholders’ equity and cash flows for the year then ended, including the related notes, and financial statement schedules listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Chicago, Illinois
December 21, 2023
We have served as the Company's auditor since 2022.

Bowhead Holdings Inc.
Consolidated Balance Sheet

S

December 31,
2022
($ in thousands, except share data)
Assets
Investments
Fixed maturity securities, available for sale, at fair value (amortized cost of $258,014)	$236,888
Short-term investments, at amortized cost, which approximates fair value	46,035
Total investments	282,923

Cash and cash equivalents	64,659
Restricted cash and cash equivalents	15,992
Accrued investment income	1,231
Premium balances receivable	29,487
Reinsurance recoverable	63,531
Prepaid reinsurance premiums	74,541
Deferred policy acquisition costs	13,672
Property and equipment, net	6,050
Deferred tax assets, net	11,281
Other assets	1,840
Total assets	$565,207

Liabilities
Reserve for losses and loss adjustment expenses	$207,051
Unearned premiums	231,743
Reinsurance balances payable	23,687
Income taxes payable	1,517
Accrued expenses	12,028
Other liabilities	5,807
Total liabilities	481,833
Commitments and contingencies (Note 12)
Stockholders' equity
Common stock	—
($0.01 par value; 100 shares authorized, 100 shares issued and outstanding)
Additional paid-in capital	100,444
Accumulated other comprehensive loss	(16,689)
Retained deficit	(381)
Total stockholders' equity	83,374

Total liabilities and stockholders' equity	$565,207
See accompanying Notes to Consolidated Financial Statements.

Bowhead Holdings Inc.
Consolidated Statement of Income and Comprehensive Loss

December 31,
2022
($ in thousands, except share and per share data)
Revenues
Gross written premiums	$356,948
Ceded written premiums	(111,834)
Net written premiums	245,114
Change in net unearned premiums	(62,251)
Net earned premiums	182,863

Net investment income	4,725
Net realized investment gains	—
Other insurance-related income	14
Total revenues	187,602

Expenses
Net losses and loss adjustment expenses	111,761
Net acquisition costs	15,194
Operating expenses	45,986
Total expenses	172,941

Income before income taxes	14,661

Income tax expense	(3,405)

Net income	$11,256

Other comprehensive loss
Change in unrealized loss on investments (net of income tax benefit of $4,247)	(15,975)
Total comprehensive loss	$(4,719)

Earnings per share:
Basic	$112,560
Diluted	$112,560

Weighted average shares outstanding:
Basic	100
Diluted	100
See accompanying Notes to Consolidated Financial Statements.

Bowhead Holdings Inc.
Consolidated Statement of Changes in Stockholders' Equity

'

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Deficit	Total Stockholders’ Equity
	Number of Shares	Amount
	($ in thousands, except share data)
Balance, January 1, 2022	100	$—	$101,076	$(714)	$(11,637)	$88,725
Net income	—	—	—	—	11,256	11,256
Other comprehensive loss, net of tax	—	—	—	(15,975)	—	(15,975)
Capital contribution from parent	—	—	24,000	—	—	24,000
Capital distribution to parent	—	—	(25,000)	—	—	(25,000)
Share-based compensation expense	—	—	368	—	—	368
Balance, December 31, 2022	100	$—	$100,444	$(16,689)	$(381)	$83,374
See accompanying Notes to Consolidated Financial Statements.

Bowhead Holdings Inc.
Consolidated Statement of Cash Flows

f

December 31,
2022
($ in thousands)
Cash flows from operating activities:
Net income	$11,256
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of premium/discounts on fixed maturity securities	(70)
Share‐based compensation	368
Depreciation and amortization	727
Non-cash lease expense	640
Deferred income taxes	(2,972)
Net changes in operating assets and liabilities:
Accrued investment income	(933)
Premium balances receivable	(1,945)
Reinsurance recoverable	(49,586)
Prepaid reinsurance premiums	(27,618)
Deferred policy acquisition costs	(5,763)
Other assets	1,053
Reserve for losses and loss expenses	159,100
Unearned premium	89,869
Reinsurance balances payable	5,148
Accrued expenses	2,260
Income taxes payable	1,089
Other liabilities	(979)
Net cash provided by operating activities	181,644

Net cash used in investing activities
Purchases of:
Fixed maturity securities	(152,629)
Short-term investments	(45,665)
Proceeds from the sale of:
Fixed maturity securities	14,808
Purchase of property and equipment, net	(3,972)
Net cash used in investing activities	(187,458)

Net cash provided by financing activities
Capital contribution from parent	24,000
Capital distribution to parent	(25,000)
Net cash used in financing activities	(1,000)

Net change in cash, cash equivalents and restricted cash	(6,814)
Cash, cash equivalents and restricted cash, beginning of period	87,465
Cash, cash equivalents and restricted cash, end of period	$80,651

Reconciliation of restricted cash
Cash and cash equivalents	$64,659
Restricted cash and cash equivalents	15,992
Total cash and cash equivalents and restricted cash	$80,651

Supplemental disclosures of cash flow information:
Income taxes paid	$5,291
See accompanying Notes to Consolidated Financial Statements.

Bowhead Holdings Inc.
Notes to Consolidated Financial Statements
December 31, 2022

1.Nature of Operations
Bowhead Holdings Inc. (“Bowhead”, “BHI”, or “the Company”) is a Delaware domiciled insurance holding company that is wholly-owned by Bowhead Insurance Holdings LP (“BIHL”). Bowhead provides specialty property and casualty insurance products in the U.S., initially focusing on Casualty, Professional Liability and Healthcare risks, which are primarily written on a non-admitted (or excess and surplus (“E&S”)) basis.
Bowhead conducts its business operations through three wholly-owned subsidiaries. Bowhead Specialty Underwriters, Inc. (“BSUI”) is Bowhead’s Managing General Agent, holding a resident insurance license in the State of Texas, and is domiciled in the State of Delaware. Bowhead Insurance Company, Inc. (“BICI”) is Bowhead’s insurance company subsidiary licensed and domiciled in the State of Wisconsin. Bowhead Underwriting Services, Inc. (“BUSI”) is the Company’s services company domiciled in the State of Delaware.
On February 1, 2021, BSUI entered into three Managing General Agency Agreements (“MGA Agreements”) with Homesite Insurance Company, Homesite Insurance Company of Florida, and Midvale Indemnity Company (together “AmFam Issuing Carriers”). BSUI also executed third-party broker agreements, allowing the direct payment of premiums from the brokers to BSUI. Through these MGA agreements, BSUI writes premium and provides claim handling services on behalf of the AmFam Issuing Carriers, and BICI assumes 100.0% of the premium, net of any inuring third-party reinsurance, through a Quota Share Agreement with American Family Mutual Insurance Company, S.I. (the “AmFam”). AmFam receives a ceding fee on net premiums assumed by BICI (“Ceding Fee”). BICI also entered into an Insurance Trust Agreement to support the obligations of the 100.0% Quota Share Agreement with AmFam.
The Company is organized as a single operating and reportable segment through which it offers a variety of specialty insurance products to a number of markets.
2.Significant Accounting Policies
a)Basis of Presentation
The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include all accounts of the Company and its wholly-owned subsidiaries as of and for the year ended December 31, 2022. All intercompany transactions and balances are eliminated in consolidation.
b)Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Changes in circumstances could cause actual results to differ materially from those estimates. Significant estimates in the Company’s consolidated financial statements include, but are not limited to, reserves for losses and loss adjustment expenses, reinsurance recoverable on unpaid losses and loss adjustment expenses, fair value of investments, and income taxes.
Management bases its estimates and assumptions on historical experience and other factors, including the current economic environment and on various other judgments that it believes to be reasonable under the circumstances. Management periodically reviews its estimates and assumptions and makes adjustments thereto when facts and circumstances dictate. Changes in accounting estimates and underlying assumptions are recognized prospectively in the consolidated financial statements.
c)Revenue Recognition
The Company recognizes premiums as written at the inception of the policy, which are earned on a pro-rata basis over the policy term. Unearned premium represents the portion of written premiums that relates to unexpired terms of in-force insurance policies. Premiums balances receivable include amounts receivable from agents and brokers that are both currently due and amounts not yet due.

Bowhead Holdings Inc.
Notes to Consolidated Financial Statements
December 31, 2022

d)Cash and Cash Equivalents and Restricted Cash and Cash Equivalents
Cash and cash equivalents comprise of cash held in bank accounts and cash held in short-term securities. The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. The carrying value of the Company’s cash and cash equivalents approximates fair value.
Restricted cash is substantially all comprised of funds set aside in accordance with the Insurance Trust Agreement between BICI and AmFam. The carrying value of the Company’s restricted cash approximates fair value.
e)Investments
The Company classifies investments in fixed maturity securities as available for sale, and as such they are carried at estimated fair value. Changes in fair value are recorded as unrealized gains (losses) in accumulated other comprehensive loss. The fair value of fixed maturity securities is generally determined from quotations received from nationally recognized pricing services or when such prices are not available, by reference to other sources (including observed trading levels, pricing curves or matrices).
Short-term investments consist of treasury bills with maturities greater than three months but less than one year at the date of purchase and are valued at amortized cost, which approximates fair value.
Realized investment gains (losses) represent the difference between the amortized cost of securities sold and the proceeds realized upon sale, which are recorded at the trade date. Gains or losses on fixed maturity securities are determined on a specific identification basis.
Net investment income includes interest income as well as the amortization of market premiums and discounts, net of investment management and custody fees.
f)Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is determined based on a fair value hierarchy that prioritizes the use of observable inputs over the use of unobservable inputs and requires the use of observable inputs when available. The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels, as follows:
▪Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
▪Level 2: Significant other observable inputs other than Level 1 inputs, such as quoted prices in active markets for similar assets or liabilities, quoted prices in inactive markets for identical assets or liabilities, or other inputs that are directly or indirectly observable through market-corroborated inputs, such as interest rates, yield curves, prepayment speeds, default rates, or loss severities.
▪Level 3: Significant unobservable inputs used to measure fair value to the extent that relevant observable inputs are not available, and that reflect the Company’s best estimate of what hypothetical market participants would use to determine a transaction price for the asset or liability at the measurement date.
See Note 4 for further details regarding fair value disclosures.
g)Deferred Policy Acquisition Costs
Acquisition costs associated with the successful acquisition of new and renewed insurance and reinsurance contracts are deferred and amortized ratably over the terms of the related contracts. Ceding commissions received on ceded reinsurance contracts are netted against acquisition costs and are recognized ratably over the life of the assumed underlying contract. Deferred policy acquisition costs are comprised primarily of commissions and are presented net of unearned ceding commissions. Deferred policy acquisition costs are reviewed to determine if they

Bowhead Holdings Inc.
Notes to Consolidated Financial Statements
December 31, 2022

are recoverable from unearned premium and, if not, are charged to expense. Anticipated investment income is considered in determining if a premium deficiency exists. The recoverability of deferred policy acquisition costs is evaluated separately by line of business.
h)Reserves for Losses and Loss Adjustment Expenses
The Company’s reserves for losses and loss adjustment expenses are comprised of case reserves and incurred but not reported liabilities (“IBNR”). When a claim is reported, a case reserve is established for the estimated ultimate payment based upon known information about the claim. As more information about the claim becomes available over time, case reserves are adjusted as appropriate. Such adjustments are reflected in the Consolidated Statement of Operation in the period in which they are determined. Reserves are also established on an aggregate basis to provide for IBNR liabilities and expected loss reserve development on reported claims.
Loss reserves included in the Company’s financial statements represent management’s best estimates based upon an actuarially derived point estimate and other considerations. The Company uses a variety of actuarial techniques and methods to derive an actuarial point estimate. These methods may include expected loss ratio, paid loss development, incurred loss development, paid and incurred Bornhuetter-Ferguson methods, and frequency and severity methods. In circumstances where one actuarial method is considered more credible than the others, that method is used to set the point estimate. The actuarial point estimate may also be based on a judgmental weighting of estimates produced from each of the methods considered. Industry loss experience is used to supplement the Company’s own data in selecting a priori loss ratios and loss development assumptions, where the Company’s own data is limited. The actuarial data is analyzed by line of business and coverage, as appropriate. See Note 6 for further information.
i)Reinsurance
In the normal course of business, the Company’s insurance company subsidiary cedes a portion of its premium to third-party reinsurers through pro rata and excess of loss reinsurance agreements on a treaty or facultative basis. These arrangements reduce the effect of individual or aggregate losses to the Company. Premiums are disclosed in the income statement net of ceded premiums. Reinsurance premiums, commissions, and ceded unearned premiums on reinsured business are accounted for on a basis consistent with that used in accounting for the original policies issued and the terms of the reinsurance contracts. The Company receives ceding commissions in accordance with certain reinsurance treaties. The ceding commissions are capitalized and amortized as a reduction of underwriting acquisition expenses. The unearned portion of premiums ceded to reinsurers is reported as prepaid reinsurance premiums and earned ratably over the underlying assumed policy term.
The estimated amounts of reinsurance recoverable on unpaid losses are reported as reinsurance recoverable on unpaid losses and loss adjustment expenses. Ceded reinsurance contracts do not relieve the Company of its primary obligations to its policyholders. To the extent a reinsurer does not meet its obligations under reinsurance agreements, the Company remains liable for such obligations.

Bowhead Holdings Inc.
Notes to Consolidated Financial Statements
December 31, 2022

j)Property and Equipment, Net
Property and equipment, net, is carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets which ranges from 3 to 10 years. For certain leasehold improvements, depreciation is calculated over the shorter of the estimated useful lives of the respective assets or the lease term. Expenditures for maintenance and repairs are charged to operations as incurred. Upon disposition, the asset cost and related depreciation are removed from the accounts and the resulting gain or loss is included in the Company’s Consolidated Statements of Income and Comprehensive Loss.
The Company accounts for software development costs in accordance with ASC 350-40, Internal Use Software. Capitalization of costs begins when two criteria are met: (1) the preliminary project stage is completed, and (2) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. Capitalized software costs are included in property and equipment, net on the Consolidated Balance Sheet. We evaluate the useful life of capitalized software on an annual basis and test for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the asset, which is 3 years.
k)Impairment of Long-Lived Assets
Long-lived assets with finite lives are tested for impairment whenever recognized events or changes in circumstances indicate the carrying value of these assets may not be recoverable. If indicators of impairment are present, fair value is calculated using estimated future cash flows expected to be generated from the use of those assets. An impairment loss is recognized only if the carrying amount of a long-lived asset or asset group is not recoverable and exceeds its fair value. The carrying amount of a long-lived asset or asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group. That assessment is based on the carrying amount of the asset or asset group at the date it is tested for recoverability. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset or asset group exceeds its fair value.
l)Leases
The Company has lease agreements for two corporate office space for the year ended December 31, 2022. These lease arrangements are accounted for in accordance with ASC 842, Leases, (“ASC 842”). The Company elected the practical expedient to combine lease and non-lease components, as well as the short term lease exception. The Company determines at inception whether an arrangement is or contains a lease. For any arrangements that meet the definition of a lease, we first assess the lease classification criteria to determine whether the lease is a finance or operating lease.
On the lease commencement date, for operating leases that have a lease term of more than 12 months, the Company recognizes a lease liability within other liabilities and a right-of-use (“ROU”) asset within other assets in the Company’s Consolidated Balance Sheet. The liability is initially measured and recognized at the present value of the lease payments at the lease commencement date. The discount rate used to measure the lease liability is the rate implicit in the lease or, if the rate implicit in the lease is not readily determinable, the incremental borrowing rate. The ROU asset is equal to the lease liability, adjusted for any initial direct costs and any lease payments made to the lessor at or before lease commencement.
Subsequent to initial measurement, the Company recognizes lease expense on a straight-line basis over the non-cancelable lease term and renewal periods that are considered reasonably assured at the inception of the lease. ROU assets are periodically subject to impairment tests, similar to the manner in which long-lived assets are tested for impairment in accordance with ASC 360, Property, Plant, and Equipment.

Bowhead Holdings Inc.
Notes to Consolidated Financial Statements
December 31, 2022

m)Comprehensive Loss
Comprehensive loss includes net income and net unrealized investment gains (losses) on available for sale fixed maturity investments, net of tax.
n)Income Taxes
The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of events that have been included in the financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied in the years in which temporary differences are expected to be recovered or settled. The Company reduces deferred tax assets by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized.
The Company analyzes its tax filing positions in all of the U.S. federal, state, local and foreign tax jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions. The Company evaluates tax positions taken or expected to be taken in the course of preparing an entity’s tax returns to determine whether it is “more-likely-than-not” that each tax position will be sustained by the applicable tax authority. There are no material tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within the next twelve months. Interest and penalties related to uncertain tax positions are recorded within operating expenses within the Consolidated Statements of Income and Comprehensive Income. None of the Company’s federal or state tax income tax returns are currently under examination by the Internal Revenue Service (“IRS”) or state authorities.
See Note 11 for additional information on income taxes.
o)Share-Based Compensation
BIHL, the parent company of BHI, issued Class P Interests to certain employees in connection with the Company’s employee compensation structure. Each Class P Interest is structured as a profit interest award and entitles the employees to profits after the partners of BIHL receive a return of their initial investment. The Class P Interests are accounted for as equity under ASC 718, Compensation – Stock Compensation. The fair value of the compensation cost incurred under these awards is measured at the date of grant based on the fair value of the award and is recognized as compensation expense using a graded method over the requisite service period. Forfeitures are recognized when they occur.
See Note 9 for additional information on share-based compensation.
p)Benefit Plans
Pursuant to the terms of the defined contribution BIHL Safe Harbor 401(k) Retirement and Savings Plan (“the Plan”), 100.0% of employee contributions to the Plan are matched on the first 4.0% of salary up to the IRS compensation limit. Company contributions are expensed in the year for which the benefit is earned. All participants are allowed to direct the lesser of 100.0% of compensation into a pre-tax deferral plan and a Roth 401(k) account, or the maximum permitted by law.
q)Concentrations of Credit Risk
The creditworthiness of a counterparty is evaluated by the Company, taking into account credit ratings assigned by independent agencies. The credit approval process involves an assessment of factors, including, among others, the counterparty, country, and industry credit exposure limits. Collateral may be required, at the discretion of the Company, on certain transactions based on the creditworthiness of the counterparty. The areas where significant concentrations of credit risk may exist include cash and cash equivalents, restricted cash and investments, premium balances receivable, and reinsurance recoverable for paid and unpaid losses and loss adjustment expenses.

Bowhead Holdings Inc.
Notes to Consolidated Financial Statements
December 31, 2022

r)Basic and Diluted Earnings Per Share
Basic earnings per share is calculated by dividing net income by the weighted-average common stock outstanding for the period. Diluted earnings per share is calculated by dividing net income by the weighted average number of common stock and dilutive potential common stock outstanding during the year. The Company does not have any potentially dilutive shares, as the only shares that are outstanding for BHI are the common stock.
s)Recent Accounting Pronouncements
Recently Adopted Accounting Standards
In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, “Leases (ASC 842)” (“ASU 2016-02”), which has been amended by various subsequent updates since its issuance. ASU 2016-02 created ASC 842 which supersedes the accounting guidance in ASC 840, Leases. The guidance requires a lessee to (i) recognize a right-of-use (“ROU”) asset and a lease liability that is initially measured at the present value of the lease payments, in the consolidated statement of financial condition, (ii) recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a straight-line basis and (iii) classify operating lease related cash payments within operating activities and finance lease related principal cash payments within financing activities (with interest included in interest paid) in the consolidated statement of cash flows.
The Company was a private entity at the time of adoption and therefore was permitted to adopt Topic 842 effective January 1, 2022 using the modified retrospective approach. Upon adoption, the Company recognized operating lease ROU assets of $1.6 million and operating lease liabilities of $1.7 million within Other assets and Other liabilities, respectively, in the Company’s Consolidated Balance Sheet. The lease liabilities were discounted using an incremental borrowing rate since the rates implicit in the Company’s leases are not readily determinable. ASC 842 also provided a package of transition practical expedients that allow an entity to not reassess (i) whether any expired or existing contracts contain a lease; (ii) the lease classification of any expired or existing lease; and (iii) initial direct costs for any existing lease. The Company elected this package of transition practical expedients.
Recently Issued Accounting Standards Not Yet Adopted
The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies. The Company is provided an option to adopt new or revised accounting guidance as an “emerging growth company” under the JOBS Act either (1) within the same periods as those otherwise applicable to public business entities, or (2) within the same time periods as private companies, including early adoption when permissible. The Company has, however, elected to early-adopt as permitted certain new or revised accounting standards as of dates that may or may not coincide with the effective dates of public companies.
In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments (Topic 326)” (“ASU 2016-13”). ASU 2016-13 provide more useful information about the expected credit losses on financial instruments. Current GAAP delays the recognition of credit losses until it is probable a loss has been incurred. The update will require a financial asset measured at amortized cost to be presented at the net amount expected to be collected by means of an allowance for credit losses that runs through net income. Credit losses relating to available-for-sale debt securities will also be recorded through an allowance for credit losses. However, the amendments would limit the amount of the allowance to the amount by which fair value is below amortized cost. The measurement of credit losses on available-for-sale securities is similar under current GAAP, but the update requires the use of the allowance account through which amounts can be reversed, rather than through an irreversible write-down. The guidance is effective for fiscal years beginning after December 15, 2022. The Company will adopt this ASU effective January 1, 2023 using the modified retrospective approach. The adoption of this accounting pronouncement is not expected to have a material impact on the on the Company’s consolidated financial statements.

Bowhead Holdings Inc.
Notes to Consolidated Financial Statements
December 31, 2022

3.Investments
The following table summarizes the amortized cost and fair value of the Company’s fixed maturity securities, all of which are classified as available for sale:

		Gross Unrealized
As of December 31, 2022	Amortized Cost	Gains	Losses	Fair Value
	($ in thousands)
Fixed maturity securities
U.S. government and government agency	$31,192	$1	$(614)	$30,579
State and municipal	56,305	—	(7,247)	49,058
Commercial mortgage-backed securities	19,725	—	(1,456)	18,269
Residential mortgage-backed securities	50,965	55	(5,346)	45,674
Asset-backed securities	26,645	4	(1,589)	25,060
Corporate	73,182	3	(4,937)	68,248
Total	$258,014	$63	$(21,189)	$236,888
a)Contractual Maturity of Fixed Maturity Securities
The amortized cost and fair value of fixed maturity securities at December 31, 2022, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain issuers may have the right to call or prepay obligations.

As of December 31, 2022	Amortized Cost	Fair Value
	($ in thousands)
Fixed maturity securities
Due in one year or less	$22,231	$22,020
Due after one year through five years	90,486	84,457
Due after five years through ten years	27,263	24,250
Due after ten years	20,699	17,158
	160,679	147,885
Commercial mortgage-backed securities	19,725	18,269
Residential mortgage-backed securities	50,965	45,674
Asset-backed securities	26,645	25,060
Total	$258,014	$236,888
b)Net Investment Income
The components of net investment income were derived from the following sources:

Year Ended December 31,	2022
($ in thousands)
U.S. government and government agency	$255
State and municipal	1,052
Commercial mortgage-backed securities	479
Residential mortgage-backed securities	661
Asset-backed securities	730
Corporate	1,128
Short-term investments	371
Cash and cash equivalents	313
Gross investment income	4,989
Investment expenses	(264)
Net investment income	$4,725
c)Net Realized Investment Losses
There were no net realized losses from the sale of investments for the year ended December 31, 2022.
d)Restricted Assets
The Company is required to maintain assets in trust accounts to support the obligations of the 100.0% Quota Share Agreement with AmFam, a related party of the Company. The assets held in trust include fixed maturity securities, short-term investments and restricted cash and cash equivalents, as collateral for transactions with AmFam. The company is entitled to interest income earned on these restricted assets, which is included in net investment income in the Consolidated Statements of Income and Comprehensive Loss.
The following table summarizes the value of the Company’s restricted assets disclosed in the Consolidated Balance Sheet:

As of December 31,	2022
($ in thousands)
U.S. government and government agency	$13,932
State and municipal	18,972
Commercial mortgage-backed securities	6,715
Residential mortgage-backed securities	19,570
Asset-backed securities	7,343
Corporate	24,777
Restricted fixed maturity securities	91,309
Short-term investments	24,699
Restricted cash and cash equivalents	15,992
Restricted assets	$132,000
e)Gross Unrealized Losses
The following table summarizes available for sale securities in an unrealized loss position, the fair value and gross unrealized loss by length of time the security has been in a continual unrealized loss position:

	Less than 12 Months		12 Months or Greater		Total
As of December 31, 2022	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	($ in thousands)
Fixed maturity securities
U.S. government and government agency	$21,895	$(419)	$4,854	$(195)	$26,749	$(614)
State and municipal	41,036	(5,253)	8,022	(1,994)	49,058	(7,247)
Commercial mortgage-backed securities	14,323	(915)	2,024	(541)	16,347	(1,456)
Residential mortgage-backed securities	24,988	(1,407)	19,729	(3,939)	44,717	(5,346)
Asset-backed securities	10,747	(533)	11,310	(1,056)	22,057	(1,589)
Corporate	38,756	(2,362)	29,044	(2,575)	67,800	(4,937)
Total	$151,745	$(10,889)	$74,983	$(10,300)	$226,728	$(21,189)
All of the securities in an unrealized loss position are rated investment grade. For fixed maturity securities that management does not intend to sell or be required to sell, there is no portion of the decline in value that is considered to be due to credit factors that would be recognized in earnings. Declines in value are considered to be due to non-credit factors and are recognized in Other Comprehensive Loss.
The Company has evaluated its fixed maturity securities in an unrealized loss position and concluded that the unrealized losses are due primarily to temporary market and sector-related factors rather than to issuer-specific factors. None of these securities are delinquent or in default under financial covenants. Based on the assessment of these issuers, the Company expects them to continue to meet their contractual payment obligations as they become due.
4.Fair Value Measurements
The Company’s investments in fixed maturity securities, all of which are classified as available for sale, are carried at fair value. The Company’s investments in fixed maturity securities, all of which are classified as available for sale, are carried at fair value. All of the Company’s fixed maturity securities investments were priced by independent pricing services. The prices provided by the independent pricing services are estimated based on observable market data in active markets utilizing pricing models and processes, which may include benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, sector groupings, matrix pricing and reference data. Under certain circumstances, if a vendor price is unavailable, a price may be obtained from a broker. The pricing services may prioritize inputs differently on any given day for any security based on market conditions, and not all inputs are available for each security evaluation on any given day. The pricing services used by the Company have indicated that they will only produce an estimate of fair value if objectively verifiable information is available. The determination of whether markets are active or inactive is based upon the volume and level of activity for a particular asset class.
The fair values of short-term investments approximate their carrying values due to their short-term maturity.
The following table presents the Company’s investments measured at fair value by level:

As of December 31, 2022	Level 1	Level 2	Level 3	Total
	($ in thousands)
Fixed maturity securities
U.S. government and government agency	$29,416	$1,164	$—	$30,580
State and municipal	—	49,058	—	49,058
Commercial mortgage-backed securities	—	18,268	—	18,268
Residential mortgage-backed securities	—	45,674	—	45,674
Asset-backed securities	—	25,061	—	25,061
Corporate	—	68,247	—	68,247
Total fixed maturity securities	29,416	207,472	—	236,888
Short-term investments	—	46,035	—	46,035
Total investments	$29,416	$253,507	$—	$282,923
5.Deferred Policy Acquisition Costs
Acquisition costs deferred and amortized to net income for the year ended December 31, 2022 are summarized as follows:

As of December 31,	2022
($ in thousands)
Deferred policy acquisition costs, beginning of year	$7,909

Additions to deferred balance:
Broker commission	47,731
Ceding fee	5,191
Others	1,738
Ceding commission	(33,703)
Total net additions	20,957

Amortization of net policy acquisition costs	(15,194)

Deferred policy acquisition costs, end of year	$13,672

Year Ended December 31,	2022
($ in thousands)
Net policy acquisition costs
Broker commission	$34,721
Ceding fee	3,952
Others	1,475
Ceding commission	(24,954)
Amortization of net policy acquisition costs	$15,194

Bowhead Holdings Inc.
Notes to Consolidated Financial Statements
December 31, 2022

6.Reserves for Losses and Loss Adjustment Expenses
a)Reserve Roll Forward
The table below provides a reconciliation of the beginning and ending reserve balances for the year ended December 31, 2022:

As of and Year Ended December 31,	2022
($ in thousands)
Gross reserves for losses and loss adjustment expenses, beginning of year	$47,952
Reinsurance recoverable on unpaid losses, beginning of year	13,945
Net reserves for unpaid losses and loss adjustment expenses, beginning of year	$34,007

Net incurred losses and loss adjustment expenses related to:
Current accident year	114,067
Prior accident years	(2,306)
111,761
Net paid losses and loss adjustment expenses related to:
Current accident year	1,030
Prior accident years	1,068
2,098

Net reserves for unpaid losses and loss adjustment expenses, end of year	$143,670
Reinsurance recoverable on unpaid losses, end of year	63,381
Gross reserves for losses and loss adjustment expenses, end of year	$207,051
During the year ended December 31, 2022, prior accident year losses developed favorably by $2.3 million driven by lower emergence of reported losses than expected on claims made policies for the 2021 accident year.
b)Net Incurred and Paid Claims Development by Accident Year
The Company measures claim frequency information on an individual claim count basis. Any claim that is reported to the Company is included in the count unless it is subsequently settled without liability to the Company.
The following tables disclose by underwriting division, the development of net losses and loss adjustment expenses incurred and paid claims by accident year, IBNR, cumulative number of reported claims and average annual percentage payout of incurred claims by age.
The first loss development table within each underwriting division section presents cumulative net losses and loss adjustment expenses. The sum of the current accident year row ties to net losses and loss adjustment expense disclosed in the Consolidated Statements of Income and Comprehensive Loss. The second loss development table within each underwriting division section presents cumulative losses and loss adjustment expenses that have been paid to date. The difference between cumulative net losses and loss adjustment expenses in the first table and cumulative losses and loss adjustment expenses paid to date represent the Company’s net reserves for unpaid losses and loss adjustment expenses. Note 6c) reconciles net reserves for unpaid losses and loss adjustment expenses included in these loss development tables to reserves for losses and loss adjustment expenses reported in the Consolidated Balance Sheet.

Bowhead Holdings Inc.
Notes to Consolidated Financial Statements
December 31, 2022

Professional Liability

	Net Losses and Loss Adjustment Expenses Incurred
	For the year ended December 31,		As of December 31, 2022
Accident Year	2021 (Unaudited)	2022	IBNR	Cumulative Number of Reported Claims
	($ in thousands)
2021	$10,152	$15,484	$14,851	303
2022		39,442	38,950	928
Total incurred		$54,926

	Cumulative Net Paid Claims and Claims Adjustment Expenses
	For the year ended December 31,
Accident Year	2021 (Unaudited)	2022
	($ in thousands)
2021	$213	$518
2022		419
Total paid		937

Net reserves for unpaid losses and loss adjustment expenses		$53,989

	Average Annual Percentage Payout of Net Losses and Loss Adjustment Expenses Incurred by Age
Years	1	2
Professional Liability	2.1%	1.7%
Casualty

	Net Losses and Loss Adjustment Expenses Incurred
	For the year ended December 31,		As of December 31, 2022
Accident Year	2021 (Unaudited)	2022	IBNR	Cumulative Number of Reported Claims
	($ in thousands)
2021	$14,248	$13,640	$13,420	37
2022		55,606	50,074	86
Total incurred		$69,246

Bowhead Holdings Inc.
Notes to Consolidated Financial Statements
December 31, 2022

	Cumulative Net Paid Claims and Claims Adjustment Expenses
	For the Year Ended December 31,
Accident Year	2021 (Unaudited)	2022
	($ in thousands)
2021	$16	$220
2022		256
Total paid		476

Net reserves for unpaid losses and loss adjustment expenses		$68,770

	Average Annual Percentage Payout of Net Losses and Loss Adjustment Expenses Incurred by Age
Years	1	2
Casualty	0.1%	0.7%
Healthcare

	Net Losses and Loss Adjustment Expenses Incurred
	For the year ended December 31,		As of December 31, 2022
Accident Year	2021 (Unaudited)	2022	IBNR	Cumulative Number of Reported Claims
	($ in thousands)
2021	$10,117	$3,088	$2,247	365
2022		19,019	18,064	4,207
Total incurred		$22,107

	Cumulative Net Paid Claims and Claims Adjustment Expenses
	For the Year Ended December 31,
Accident Year	2021 (Unaudited)	2022
	($ in thousands)
2021	$282	$841
2022		355
Total paid		1,196

Net reserves for unpaid losses and loss adjustment expenses		$20,911

	Average Annual Percentage Payout of Net Losses and Loss Adjustment Expenses Incurred by Age
Years	1	2
Healthcare	2.8%	5.4%

Bowhead Holdings Inc.
Notes to Consolidated Financial Statements
December 31, 2022

c)Reconciliation of Net Incurred and Paid Claims Development to Consolidated Balance Sheet
The following table reconciles total reserves for losses and loss adjustment expenses, net of reinsurance, included in the loss development tables to reserves for losses and loss adjustment expenses reported in the Consolidated Balance Sheet at December 31, 2022:

	As of December 31, 2022
Division	Net Reserves for Unpaid Losses and Loss Adjustment Expenses	Reinsurance Recoverable on Unpaid Losses	Gross Reserves for Losses and Loss Adjustment Expenses
	($ in thousands)
Casualty	$68,770	$26,504	$95,274
Professional Lines	53,989	26,208	80,197
Healthcare	20,911	10,669	31,580
Total	$143,670	$63,381	$207,051
7.Premiums and Reinsurance Related Information
The following table summarizes the effects of reinsurance on the Company’s written and earned premiums and losses and loss adjustment expenses:

Year Ended December 31, 2022	Written Premiums	Earned Premiums	Losses and Loss Adjustment Expenses
	($ in thousands)
Assumed	$356,948	$267,078	$161,350
Ceded	(111,834)	(84,215)	(49,589)
Net	$245,114	$182,863	$111,761
All assumed amounts are assumed through the 100.0% Quota Share Agreement with AmFam, a related party, as described in Note 10.
For the year ended December 31, 2022, Bowhead ceded $2.7 million of written premium, $1.1 million of earned premium and $0.6 million of losses and loss adjustment expenses to a subsidiary of AmFam, respectively.
The following table summarizes reinsurance recoverables on paid and unpaid losses and loss adjustment expenses:

Year Ended December 31,	2022
($ in thousands)
Reinsurance recoverable on unpaid losses and loss adjustment expenses	$63,381
Reinsurance recoverable on paid losses and loss adjustment expenses	150
Reinsurance recoverable	$63,531

Bowhead Holdings Inc.
Notes to Consolidated Financial Statements
December 31, 2022

The following table summarizes the Company’s top five reinsurers, their A.M. Best financial strength rating and percent of total reinsurance recoverable as of December 31, 2022:

Reinsurer	A.M. Best Rating	% of Total
Renaissance Reinsurance U.S. Inc	A+	30.0%
Markel Global Reinsurance Company	A	28.0%
Endurance Assurance Corporation	A+	25.0%
Partner Reinsurance Company of the U.S.	A+	13.0%
Ascot Bermuda Limited	A	2.9%
All other reinsurers	At least A	1.1%
Total		100.0%
For the year ended December 31, 2022, $0.6 million of the Company’s reinsurance recoverable balance is with a subsidiary of AmFam.
8.Stockholders’ Equity
For the year ended December 31, 2022, stockholders’ equity consisted of 100 authorized, issued and outstanding common stock at par value of $0.01 per share. In 2022, BIHL contributed additional paid-in capital of $24.0 million to the Company without issuing additional shares. Upon the determination that the Company’s capital was in excess of Wisconsin regulatory capital requirements, the Company returned $25.0 million of capital to BIHL.
9.Share-Based Compensation
On October 14, 2020, BIHL established and authorized for issuance 40,750,000 Class P Interests for certain key employees of the Company. Each grant is subject to vesting and repurchase provisions, as well as other conditions.
Each Class P Interest is structured as a profit interest award and entitles the employees to profits after the partners of BIHL receive a return of their initial investments. The Class P Interests are entitled to receive distributions upon BIHL meeting certain performance and market-based conditions over a five-year period. The Class P Interests vest using a graded method over 5 years commencing on the date of grant.
The following is a summary of activity related to the unvested Class P Interests:

	2022
	Units	Weighted Average Grant Date Fair Value
Granted and unvested at beginning of period	32,498,118	$0.03
Issued	3,878,047	0.25
Vested	(7,851,165)	0.03
Forfeited	(2,546,875)	0.03
Granted and unvested at end of year	25,978,125	$0.06
The Company estimates the fair value of the Class P Interest using a Monte Carlo simulation method, which calculates many potential outcomes for an award and determines fair value based on the most likely outcome.
As of December 31, 2022, total unrecognized compensation expense was $0.9 million and the weighted average period over which the expense is expected to be recognized is approximately 1.5 years.
10.Related Party Transactions
BIHL is a limited partnership domiciled in the State of Delaware. BIHL’s capital partners include Gallatin Point Capital, AmFam, and minority owners as partners in BIHL. BIHL owns 100.0% of the Company and contributes

Bowhead Holdings Inc.
Notes to Consolidated Financial Statements
December 31, 2022

capital, up to the amount committed by the limited partners. As of December 31, 2022, BIHL contributed $100.4 million into the Company, of which $24.0 million was contributed in 2022.
BICI has a quota share reinsurance agreement with AmFam, which has been effective since 2020. Under the quota share agreement, BICI assumes 100.0% of all Casualty, Professional Lines and Healthcare risks, net of inuring third-party reinsurance, written on behalf of AmFam by BSUI. AmFam receives a ceding fee on net premiums assumed by BICI. BICI is required to set aside assets in a trust to secure a portion of its reinsurance recoverable obligation under the agreement.
BSUI has a separate MGA Agreements with the AmFam Issuing Carriers. Under these agreements, BSUI is permitted to issue insurance policies on behalf of the AmFam Issuing Carriers and is also responsible for providing accounting, claims handling and other necessary services to the AmFam Issuing Carriers to support its respective regulatory, statutory and other compliance requirements. BSUI is entitled to commission in exchange for these services, which is adjusted to equal actual costs for each month in accordance with the terms of the MGA Agreements.
In 2022, BICI entered into a ceded Quota Share Reinsurance Agreement and a ceded Excess of Loss Reinsurance Agreement with reinsurers, in which a separate subsidiary of AmFam participated. In addition, BICI also entered into a cyber professional lines Quota Share Reinsurance Agreement with reinsurers, in which a subsidiary of AmFam also participated.
For the year ended December 31, 2022, Bowhead incurred $4.0 million of ceding fees and ceded $2.7 million of written premiums to AmFam.
11.Income Taxes
The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and deferred tax liabilities for the expected future tax consequences of events that have been included in the financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied in the years in which temporary differences are expected to be recovered or settled. The Company reduces deferred tax assets by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized.
The Company analyzes its tax filing positions in all of the U.S. federal, state, local and foreign tax jurisdictions where it is required to file income tax returns, as well as for all open tax years in these jurisdictions. The Company evaluates tax positions taken or expected to be taken in the course of preparing an entity’s tax returns to determine whether it is “more-likely-than-not” that each tax position will be sustained by the applicable tax authority. There are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within the next twelve months. Interest and penalties related to uncertain tax positions are recorded within income tax expense within the Consolidated Statement of Operations and Comprehensive Income. None of the Company’s federal or state tax income tax returns are currently under examination by the Internal Revenue Service (“IRS”) or state authorities.
For the tax year ended December 31, 2022 BHI, BSUI, BICI and BUSI filed a consolidated federal income tax return.

Bowhead Holdings Inc.
Notes to Consolidated Financial Statements
December 31, 2022

The income tax provision is as follows:

Year Ended December 31,	2022
($ in thousands)
Deferred income tax benefit
Federal	$(2,972)
Total deferred income tax benefit	(2,972)

Current income tax expense
Federal	6,194
State	183
Total current income tax expense	6,377

Income tax expense	$3,405
The effective tax rate on loss from continuing operations was higher than the prevailing statutory federal income tax rate. Among the most significant book-to-tax adjustments were the following:

Year Ended December 31,	2022
($ in thousands)
Tax expense (benefit) at statutory tax rate of 21.0%	$3,079

Tax effect of significant reconciling items:
Permanent differences	181
State tax, net of federal tax	145
Income tax expense	$3,405

Bowhead Holdings Inc.
Notes to Consolidated Financial Statements
December 31, 2022

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes, and the amount used for income tax purposes. Significant components of the Company’s net deferred income taxes are as follows:

As of December 31,	2022
($ in thousands)
Deferred tax assets
Unearned premium disallowance	$6,606
Unrealized losses on investments	4,436
Reserves for losses and loss adjustment expenses	2,586
Share-based compensation	206
Accrued benefits	168
Amortization of startup costs	159
Accrued expenses	92
Other	31
Capital loss carryforward	3
Total deferred tax assets	14,287

Deferred tax liabilities
Deferred policy acquisition costs	$2,421
Depreciation	538
Accrued bond discount	47
Total deferred tax liabilities	3,006

Net deferred tax assets	$11,281
The Company is required to establish a valuation allowance for any gross deferred tax assets that are unlikely to reduce taxes payable in future years. For tax year 2022, the Company has determined no valuation allowance is required based on positive current taxable income and future earnings projections.
The Company has zero federal net operating loss carryforwards. The company has capital loss carryforwards of less than $0.1 million, which expires in 2026 and zero charitable contribution carryforwards.
As of December 31, 2022, no liability for unrecognized tax benefits was recorded; therefore, no interest and penalties related to unrecognized tax benefits were recognized. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. The Company’s federal and state tax returns remain subject to tax examinations for the years beginning in December 31, 2020 and forward.
12.Commitments and Contingencies
a)Concentrations of Credit Risk
The creditworthiness of a counterparty is evaluated by the Company, taking into account credit ratings assigned by independent agencies. The credit approval process involves an assessment of factors, including, among others, the counterparty, country, and industry credit exposure limits. Collateral may be required, at the discretion of the Company, on certain transactions based on the creditworthiness of the counterparty. The areas where significant

Bowhead Holdings Inc.
Notes to Consolidated Financial Statements
December 31, 2022

concentrations of credit risk may exist include cash and cash equivalents, restricted cash and investments, premium balances receivable, and reinsurance recoverable for paid and unpaid losses and loss adjustment expenses.
Cash and Cash Equivalents, Restricted Cash and Investments
The Company maintains its cash and cash equivalents and restricted cash with high credit quality financial institutions. Cash deposits are in excess of FDIC insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on its cash, cash equivalents and restricted cash.
The Company’s available for sale investment portfolio is managed in accordance with guidelines that have been tailored to meet specific investment strategies, including standards of diversification, which limit the allowable holdings of any single issue. There were no investments, other than short-term investments, investments in U.S. government and government agency securities, in excess of 10.0% of the Company’s stockholders’ equity at December 31, 2022.
Premium Balances Receivable
The Company underwrites a significant amount of its business through brokers and a credit risk exists should any of these brokers be unable to fulfill their contractual obligations relating to the payments of premium balances owed to the Company.
The following table summarizes the brokers that make up more than 10.0% of the Company’s gross written premium for the year ended December 31, 2022:

Brokers	2022
Ryan Specialty Group Holdings, Inc.	27.9%
Marsh & McLennan Companies	15.5%
AmWINS Group, Inc.	12.5%
CRC Insurance Services, Inc.	11.3%
For the year ended December 31, 2022, bad debt expense was $nil.
Reinsurance Recoverable
The Company is exposed to the credit risk associated with reinsurance recoverable to the extent that any of its reinsurers fail to meet their obligations under reinsurance contracts. The Company evaluates the financial condition of its reinsurers on a regular basis and monitors concentrations of credit risk with reinsurers. The Company assesses reinsurers based on the assigned credit and financial strength ratings from internationally recognized rating agencies.
At December 31, 2022, 100.0% of the Company’s reinsurers are rated “A” (Excellent) or better by A.M. Best and the three largest balances by reinsurer accounted for 30.0%, 28.0% and 25.0% of the Company’s reinsurance recoverable balance. Refer to Note 7 Premiums and Reinsurance Related Information for further information
b)Purchase Obligations
The Company has entered into certain agreements within which the Company is committed to purchase services, primarily related to software service contracts. The fixed and determinable portion of such purchase obligations were approximately $1.2 million at December 31, 2022, which comes due in 2023. The obligations will increase depending on the amount of premium written by the Company over the respective years.
c)Litigation
In the ordinary course of business, the Company is subject to disputes, litigation and arbitration arising from its insurance and reinsurance operations. These matters are generally related to insurance and reinsurance claims and are considered in the establishment of reserves for losses and loss adjustment expenses. In addition, the Company

Bowhead Holdings Inc.
Notes to Consolidated Financial Statements
December 31, 2022

may also become involved in legal actions which seek extra-contractual damages, punitive damages or penalties, including claims alleging bad faith in handling of insurance claims. The Company expects its ultimate liability with respect to such matters will not be material to its financial condition. However, adverse outcomes on such matters are possible, from time to time, and could be material to the Company’s results of operations in any particular financial reporting period.
d)Other
The Company owes certain employment taxes, penalties and interests related to the 2021 and 2022 employment taxes for an employee domiciled in the United Kingdom. The Company accrued approximately $0.8 million as of December 31, 2022 which represents its best estimate of taxes, interest, and penalties owed and for which it expects to settle in 2024.
13.Property and Equipment, net
As of December 31, 2022, property and equipment, net consists of:

2022
($ in thousands)
Computer software	$6,174
Leasehold improvements	503
Furniture and equipment	126
Property and equipment, cost	6,803
Accumulated depreciation	(753)
Property and equipment, net	$6,050
For the year ended December 31, 2022, depreciation expense was $0.7 million, of which $0.6 million related to amortization of capitalized software.
14.Leases
The Company and its subsidiaries have a right to use two distinct office spaces in New York and Chicago under separate lease agreements. The leases are classified as operating leases. The Company was not party to any finance lease arrangements as of and during the year ended December 31, 2022. The ROU asset and lease liability balances as of December 31, 2022 were $1.1 million and $1.2 million, respectively.
The terms of the operating leases range from four to five years, from the dates the Company gained access to the spaces, through to the stated termination dates, which expire in August 2024 and May 2025, respectively. Although each operating lease agreement contains an option to extend the length of the respective lease term, the Company is not reasonably certain it will exercise these options. Due to this uncertainty, in the measurement of the lease liability, the Company has excluded the periods covered by each renewal option from the lease terms.
The lease agreements contain rent escalation features that are reflected in the Company’s lease liability balances. Since the discount rates implicit in our leases are not readily available, we used an incremental borrowing rate to discount the remaining lease payments in measuring our lease liability. The Company also did not incur any initial direct costs or make prepayments in connection with these lease arrangements; as such, these amounts are not reflected in the ROU asset.
Lease expense for the year ended December 31, 2022 was $0.6 million. Lease expense is recognized on a straight-line basis over the lease term in Operating Expenses within the Consolidated Statements of Income and Comprehensive Loss. The Company has immaterial variable lease costs and no short-term leases for the year ended

Bowhead Holdings Inc.
Notes to Consolidated Financial Statements
December 31, 2022

The following table summarizes the Company’s future minimum lease payment obligations under non-cancelable operating leases as of December 31, 2022:

As of December 31,	2022
($ in thousands)
Contractual maturities:
2023	$571
2024	564
2025	90
2026	—
2027	—
Later years	—
Total undiscounted future minimum lease payments	1,225
Less: Discount impact	(14)
Total discounted operating lease liability	$1,211
The weighted average remaining lease term and weighted average discount rate for the Company’s operating leases as of December 31, 2022 were 1.9 years and 1.1%, respectively.
Cash paid for operating leases for the year ended December 31, 2022 was $0.5 million. There were no non-cash additions from new and remeasured leases that resulted in an increase to the ROU asset and lease liability.
15.Segment, Geographic, and Product Line Information
The Company is a specialty insurance group that generates revenues by underwriting and offering a variety of specialty insurance products to domestic markets through three distinct underwriting divisions. The chief operating decision maker (“CODM”) is the individual responsible for allocating resources to and assessing the financial performance of segments of the entity. The CODM of the Company, the Chief Executive Officer, assesses the financial health and performance of the Company and makes resource allocation decisions on a consolidated basis; accordingly, the Company has a single operating and reportable segment.
The following table presents revenues by underwriting division for the year ended December 31, 2022:

Underwriting Division	2022
($ in thousands)
Casualty	$136,672
Professional Liability	69,532
Healthcare	38,910
Net written premiums	$245,114
The Company’s operations and assets are located entirely within the United States, and all of its revenues are attributed to United States-based policyholders.
The Company has no single major customer representing ten percent or more of its total revenues during fiscal year 2022.
16.Insurance – Statutory Information
The Company’s insurance company subsidiary, BICI, received its Certificate of Authority from the Wisconsin Office of the Commissioner of Insurance, which authorized BICI to transact business effective December 18, 2020. BICI is restricted by Wisconsin law as to the amount of dividends it can pay without the approval of regulatory authorities. BICI is restricted from paying dividends by the lesser of: (1) 10.0% of statutory capital and surplus as of the preceding December 31, or; (2) the greater of: (a) statutory net income for the calendar year preceding the date of

Bowhead Holdings Inc.
Notes to Consolidated Financial Statements
December 31, 2022

the dividend distribution, minus realized capital gains for that year, or (b) aggregate of net income for the three calendar years preceding the date of the dividend or distribution, minus realized capital gains for those calendar years and minus dividends paid or credited and distributions made within the first two of the preceding three calendar years. At December 31, 2022, the maximum dividend that BICI could pay without the approval of regulatory authorities was $0.
BICI’s net income and statutory capital and surplus, as determined in accordance with statutory accounting practices (“SAP”), are as follows:

2022
($ in thousands)
Net income	$2,914
Statutory capital and surplus	108,764
The significant variances between SAP and GAAP are that for statutory purposes acquisition costs are charged to income as incurred, bonds are carried at amortized cost, deferred federal and state income taxes are subject to limitations, and certain assets designated as non-admitted assets are disallowed.
The National Association of Insurance Commissioners has risk-based capital (“RBC”) requirements that require insurance companies to calculate and report information under a risk-based formula, which measures statutory capital and surplus needs based on a regulatory definition of risk in a company’s mix of products and its balance sheet. This guidance is used to calculate two capital measurements: Total Adjusted Capital and RBC Authorized Control Level. Total Adjusted Capital is equal to the Company’s statutory capital and surplus excluding capital and surplus derived from the use of permitted practices that differ from statutory accounting practices. RBC Authorized Control Level is the capital level used by regulatory authorities to determine whether remedial action is required. Generally, no remedial action is required if Total Adjusted Capital is 200.0% or more of the RBC Authorized Control Level. At December 31, 2022, BICI’s Total Adjusted Capital of $108.8 million was 428.5% of its RBC Authorized Control Level.
17.Subsequent Events
Management of the Company has evaluated all events occurring after December 31, 2022 through December 21, 2023.
As of December 21, 2023, the Company received in cash, $53.1 million of capital contributions from BIHL.

Bowhead Holdings Inc.
Schedule II — Condensed Financial Information of Registrant
Balance Sheet (Parent Company)

December 31, 2022
($ in thousands, except share data)
Assets
Investments
Investment in subsidiaries	$83,373
Total investments	83,373

Cash and cash equivalents	1
Total assets	$83,374

Commitments and contingencies (Note 12)
Stockholders' equity
Common stock	$—
($0.01 par value; 100 shares authorized, issued and outstanding)
Additional paid-in capital	100,444
Accumulated other comprehensive loss	(16,689)
Retained earnings	(381)
Total stockholders' equity	83,374

Total liabilities and stockholders' equity	$83,374

Bowhead Holdings Inc.
Schedule II — Condensed Financial Information of Registrant
Statement of Income (Parent Company)

2022
($ in thousands, except share and per share data)
Revenues
Gross written premiums	—
Ceded written premiums	—
Net written premiums	—
Change in net unearned premiums	—
Net earned premiums	—

Net investment income	—
Net realized investment gains	—
Other insurance-related income	—
Total revenues	—

Expenses
Net losses and loss adjustment expenses	—
Net acquisition costs	—
Operating expenses	—
Total expenses	—

Income before income taxes	—

Income tax expense	—

Income before net income of subsidiaries	—

Net income of subsidiaries	11,256

Net income	$11,256

Other comprehensive loss
Change in unrealized loss on investments	—
Other comprehensive loss before other comprehensive loss of subsidiaries	—
Other comprehensive loss of subsidiaries	(15,975)
Total comprehensive loss	$(4,719)

Bowhead Holdings Inc.
Schedule II — Condensed Financial Information of Registrant
Statement of Cash Flows (Parent Company)

Year Ended December 31,
2022
($ in thousands)
Cash flows from operating activities:
Net income	$11,256
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in net income of subsidiaries	(11,256)
Net cash provided by operating activities	—

Cash flows from investing activities:
Contribution to investment in subsidiary	$(24,000)
Distribution from investment in subsidiary	25,000
Net cash used in investing activities	1,000

Cash flows from financing activities:
Contribution from parent	24,000
Distribution to parent	(25,000)
Net cash provided by financing activities	(1,000)

Net change in cash, cash equivalents and restricted cash	$—
Cash, cash equivalents and restricted cash, beginning of period	1
Cash, cash equivalents and restricted cash, end of period	$1

Supplemental disclosures of cash flow information:
Cash paid for income taxes	$—

Non-cash investing and financing activities:
Deemed contribution related to share-based compensation to investment in subsidiary	(368)
Deemed contribution to related to share-based compensation from parent	368

Bowhead Holdings Inc.
Schedule IV - Reinsurance

	December 31, 2022
	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
	($ in thousands, except percentages)
Casualty	$(55,920)	$192,592	$136,672	140.9%
Professional Liability	(35,835)	105,367	69,532	151.5%
Healthcare	(20,079)	58,989	38,910	151.6%
	$(111,834)	$356,948	$245,114	145.6%

          Shares
Bowhead Holdings Inc.
Common Stock

PRELIMINARY PROSPECTUS

J.P. Morgan	Morgan Stanley	Keefe, Bruyette & Woods A Stifel Company
                   , 2024

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
The following table sets forth the expenses payable by the Registrant expected to be incurred in connection with the issuance and distribution of the common stock being registered hereby (other than the underwriting discounts and commissions). All of such expenses are estimates, except for the Securities and Exchange Commission, or the SEC, registration fee, the Financial Industry Regulatory Authority Inc., or FINRA, filing fee and the stock exchange listing fee.

Amount to be Paid
SEC registration fee	*
FINRA filing fee	*
Listing fee	*
Accounting fees and expenses	*
Legal fees and expenses	*
Blue Sky fees and expenses (including legal fees)	*
Transfer agent and registrar fees and expenses	*
Miscellaneous	*
Total	$ *
__________________
*To be provided by amendment.
Item 14. Indemnification of Directors and Officers
Section 102(b)(7) of the DGCL, allows a corporation to provide in its certificate of incorporation that a director or executive officer of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director or officer breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit or the executive officer in any action by or in the right of the corporation. Our amended and restated certificate of incorporation will provide for this limitation of liability.
Section 145 of the DGCL (“Section 145”) provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation may indemnify any persons who are, were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests; provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.
Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of their status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.
The amended and restated bylaws of Bowhead Holdings Inc. will provide that Bowhead Holdings Inc. shall, to the fullest extent legally permissible under the General Corporation Law of the State of Delaware, indemnify and hold harmless officers and directors of the Company for certain liabilities reasonably incurred in connection with such person’s capacity as an officer or director.
Item 15. Recent Sales of Unregistered Securities
Within the past three years, the registrant has issued the following securities of the registrant which were not registered under the Securities Act:
•On June 30, 2021, the registrant issued 100 shares of its common stock to Bowhead Insurance Holdings LP, its parent, as part of a tax-free exchange of all the issued and outstanding common shares of Bowhead Specialty Underwriters, Inc., Bowhead Insurance Company, Inc., and Bowhead Underwriting Services, Inc. to the registrant.
The foregoing transaction did not involve any underwriters, underwriting discounts or commissions, or any public offering. The issuance of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder) as transactions by an issuer not involving any public offering.
Item 16. Exhibits and Financial Statement Schedules
(a)Exhibits

Number	Description

1.1*	Form of Underwriting Agreement
3.1*	Certificate of Incorporation of Bowhead Holdings Inc. (currently in effect)
3.2*	Bylaws of Bowhead Holdings Inc. (currently in effect)
3.3*	Amended and Restated Certificate of Incorporation of Bowhead Holdings Inc. (to become effective in connection with the consummation of this offering)
3.4*	Amended and Restated Bylaws of Bowhead Holdings Inc. (to become effective in connection with the consummation of this offering)
5.1*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP
10.1*	Form of Director Nomination Agreement, between Bowhead Holdings Inc. and Bowhead Insurance Holdings LP
10.2*	Form of Registration Rights Agreement, between Bowhead Holdings Inc. and Bowhead Insurance Holdings LP
10.3*	Managing General Agency Agreement, dated as of February 1, 2021, between Midvale Indemnity Company and Bowhead Specialty Underwriters, Inc.
10.4*	Amended and Restated Managing General Agency Agreement, dated as of April 1, 2022, between Homesite Insurance Company of Florida and Bowhead Specialty Underwriters, Inc.
10.5*	Managing General Agency Agreement, dated as of February 1, 2021, between Homesite Insurance Company and Bowhead Specialty Underwriters, Inc.
10.6*	Quota Share Reinsurance Agreement, dated as of January 1, 2021, between American Family Mutual Insurance Company, S.I. and Bowhead Insurance Company, Inc.

Number	Description

10.7*	Insurance Trust Agreement, dated as of March 22, 2021, among Bowhead Insurance Company, Inc., American Family Mutual Insurance Company, S.I. and U.S. Bank National Association, as trustee
10.8*+	Bowhead Holdings Inc. 2024 Omnibus Incentive Plan
10.9*+	Employment agreement, between Stephen Sills and Bowhead Underwriting Services, Inc.
10.10*	Form of Indemnification Agreement between Bowhead Holdings Inc. and each of its directors and officers
21.1*	Subsidiaries of the Registrant
23.1*	Consent of PricewaterhouseCoopers LLP Independent Registered Public Accounting Firm
23.2*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included in Exhibit 5.1 hereto)
24.1*	Power of Attorney (included as part of the signature page hereto)
107*	Filing Fee Table
__________________
*To be filed by amendment.
+       indicates management contract or compensatory plan
(b)Financial Statement Schedules
Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
Item 17. Undertakings
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the undersigned registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on          , 2024.

BOWHEAD HOLDINGS INC.

By:
POWER OF ATTORNEY
Each person whose signature appears below hereby constitutes and appoints Stephen Sills and H. Matthew Crusey, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, and full power to act without the other, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto the said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that the said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer and Director (Principal Executive Officer)	, 2024
Stephen Sills

	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2024
Brad Mulcahey

	Director	, 2024
Matthew Botein
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